Regaining Momentum

Rogers 2022 Annual Report



About the Company



Our Purpose

To connect Canadians where and when they want

About Rogers

We are a team of proud Canadians dedicated to delivering the best networks, the most reliable services, and the most compelling entertainment to millions of Canadians.





Our founder, Ted Rogers, believed in the power of communication to enrich, entertain, and embolden Canadians. He followed in his father's footsteps, and at the age of 27, purchased his first radio station, CHFI. From these modest beginnings, Rogers has grown to become a leading Canadian technology and media company, that works hard to be the first choice for Canadians.

A Message from Tony



My Fellow Shareholders,

I am pleased to share our results and performance for last year.

2022 was a transformative year for our company. In previous years, our performance had lagged our peers and we had lost our leadership footing.

Together, with our management team, we set a clear plan to re-establish our leadership position and to deliver sustained, strong results. In short, we set a plan to turn around our performance.

One year later, I am very pleased to share we have made significant progress. Across critical metrics, such as financial growth and customer share gains, we went from consistently ranking third on most metrics relative to our competitors, to now ranking first on the vast majority.

Regaining momentum

In 2022 we returned to top-and bottom-line growth and achieved our 2022 guidance ranges.

Total service revenue grew by 6% and adjusted EBITDA grew by 9%.

Importantly, these results did not come at the expense of investment.

In 2022, we invested a record $3.1 billion in capital including $2.6 billion in technology and networks. Despite this sizeable investment, free cash flow excluding Shaw financing for the year was $2.0 billion and we paid over $1 billion in dividends to our shareholders.

These improvements were also reflected in our total shareholder return, which was up 9%. By comparison, our two national competitors had negative returns of minus 4% and minus 8%, and the TSX and Dow Jones were down 5% and 7%, respectively.

We achieved these results against the backdrop of a lingering pandemic, a new executive team, one of the largest proposed mergers in Canadian history, and an unprecedented network outage.

Disciplined execution

Despite these challenges, we did not get distracted. We remain focused on driving disciplined execution and you see this reflected in our performance.

In Wireless, we grew service revenue by 7% and adjusted EBITDA by 6%. We added a combined 634,000 postpaid and prepaid mobile phone net additions, our strongest result in 15 years and the best performance in our industry. Once again, we are leading the industry in market share.

In Media, we grew revenue by 15% and we turned $127 million of losses in 2021 into $69 million of profit in 2022. Our Media performance clearly stood out in the industry reflecting the quality of our assets and the team's execution capability.

In Cable, while we faced the most aggressive in-market promotional activity we have seen in recent years, we delivered adjusted EBITDA growth of 2%, while revenue was flat.

Despite significant volatility, we met our upgraded guidance for the year, and set a strong foundation for growth.

While there is more work to do, I am pleased that we have regained momentum.



"As I look ahead, we remain steadfast in our goal to be number one in our core businesses – Cable, Wireless and Media."

Robust outlook

Looking ahead to 2023, we expect to see healthy growth in total service revenue and adjusted EBITDA, driven by population growth, smartphone penetration and 5G data adoption.

Free cash flow is expected to continue to grow, as we deliver another year of record investment in our customers and our networks.

In 2023, we plan to invest roughly $650 million more in our wireless and wireline networks to expand our coverage and enhance reliability for our customers. We will continue to expand Canada's largest 5G network and enhance our wireline network with fibre technology and DOCSIS 4.0.

One national company

In 2022, we made significant headway in our journey to conclude our merger with Shaw.

In August, Quebecor agreed to acquire Freedom and Rogers agreed to acquire Shaw's wireline business. These transactions went through a lengthy judicial process that concluded they would increase competition in both wireless and wireline. We are now awaiting final regulatory approval.

Rogers, together with Shaw, would become one strong, national cable, media, and wireless company. Together, with our scale and breadth of assets, it would allow us to add more value for our customers by bundling our services and offering faster, more reliable networks in more places.

We look forward to closing this transformative merger and delivering its many benefits to our customers, our communities, and our country.

Clear vision for the future

As I look ahead, we remain steadfast in our goal to be number one in our core businesses of Cable, Wireless and Media.

We plan to achieve this goal by building the biggest and best network, by making our services reliable and easy to use, by becoming the first choice for Canadians, by investing in Canada and by being the growth leader in our industry.

We have a clear plan, the right team, and the right foundation to capitalize on the key growth opportunities ahead.

In closing, I am proud of the speed and magnitude of our turnaround.

I would like to thank our entire team for their relentless focus, disciplined execution, and firm commitment to our customers. I would like to thank the board for their support, and our customers and shareholders for their loyalty.

As Ted would say, the best is yet to come.



Tony Staffieri
President and Chief Executive Officer

"We have a clear plan, the right team, and the right foundation to capitalize on the key growth opportunities ahead."

A Message from Edward



My Fellow Shareholders,

As a Board, our focus is on the long-term growth and success of Rogers, driven by the right investments and the right decisions.

In 2022, Tony Staffieri, his management team and Rogers' employees, did a remarkable job turning around the performance of the company, moving us from number three on most key value metrics to number one in one short year.

They achieved these results through a clear plan of action, a disciplined focus on execution, and a strong sense of accountability. Collectively the team delivered on their upgraded guidance, set robust growth targets for 2023, and laid a strong foundation for growth.

After a few years of stagnating performance, we have reignited our competitive spirit and our goal to be number one. Competent, hardworking and transparent management has made a real difference.

As we look ahead, Rogers together with Shaw will provide the opportunity to propel the company to stronger performance, deploy capital and next generation services faster, and drive more formidable competition with the other national carriers. Together, we will have the scale to bundle our services nationally, deliver more choice to consumers and businesses, invest substantially in Western Canada, and connect more rural, remote, and Indigenous communities.

I have never been more confident in our Board, our management team, and our future.

Investing for the long-term

Looking to the future, Rogers has proudly invested to bring Canadians the latest technology, world-class services, and the content they want for over 60 years.

We have the privilege and honour of serving millions of Canadians, and connecting them to their friends, family, and the world around them. This requires significant investment in technology, and the networks that power the economy, fuel businesses, and connect communities.

As a family-controlled public company, we take a long-term view. We don't think in quarters, or years, we think in decades. This has been our hallmark for the past 60 years, and it will be our hallmark for the next 60.

Since 1985, we have invested $40 billion in our wireless networks and $24 billion in our cable networks to deliver world-class wireless and Internet service. Every year we reinvest 85% of our profits back into our country - that's why Canadians enjoy some of the best networks in the world.

Our networks are the backbone of Canada's digital economy, and I am proud to share that we will invest another $20 billion in technology over the next five years to expand and upgrade our networks, improve the customer experience, and grow our company.

In 2022, Rogers invested a record $3.1 billion in capital, the vast majority of which is in our networks. Through this investment, we continued to expand our 5G network, Canada's largest, which reached over 1,900 urban and rural communities across the country by the end of the year.



In 2023, Rogers will deliver its most ambitious technology capital plan to date, investing almost $650 million more than we did pre-pandemic. These investments will expand and strengthen our national networks to reach more Canadians and it will upgrade our systems to bring customers easy-to-use products and services.

Investing in Canadian content

In the past ten years, we have invested $6.4 billion to produce Canadian content including everything from local news to live sports, to multicultural programming, to Canadian documentaries and comedies.

Through Rogers Group of Funds, we provide grants, equity investment and production loans to support the creation of independent Canadian film, television, and documentaries. Since 1980, we have funded over 2,600 projects to bring new and different voices to Canadian content.

Investing in the community

We also believe we need to do our part to help build a better future for all Canadians. In 2022, we invested $76 million to help our communities thrive.

Through Ted Rogers Scholarships, Ted Rogers Community Grants and Jays Care Foundation we helped 60,000 youth reach their full potential.

Through our Connected for Success program, we offer 750,000 low-income households access to high-speed Internet for less than $10 a month, connecting them to everything from employment opportunities to educational endeavours. Programs such as this are critical to bridge the digital divide and ensure all Canadians have access to technology that is vital to their livelihood.

We also support our communities by making sure our front-line representatives are based where our customers live and work, so that jobs stay at home and agents understand their needs. We are the only national provider committed to 100% Canadian call centres.

Paying tribute

Over the past year, two long-standing members of our Board passed away. In June, my mother, Loretta Rogers passed. Loretta joined the board in 1964, five short years after the company was founded. She believed passionately in our company and supported its growth through her role on the board for 57 years. After Ted passed, she devoted herself to keeping his vision alive and making Rogers the absolute best it could be.

In January of this year, Alan Horn passed away. During his 32 years with the company, he substantially strengthened the company's balance sheet, turned the company's debt from junk bond to investment grade, brought the Rogers operating companies under one public stock, and acted as a close, trusted advisor to Ted and myself. During his tenure, he served as our Chief Financial Officer, was twice acting Interim President and CEO and served as Chair. He was a key steward of the company and a critical part of our success.

While we will sorely miss both Loretta and Alan, their legacies will live on through our employees.

In closing, I would like to thank the management team, and all Rogers employees for their hard work and dedication to deliver for our customers and our shareholders.



Edward S. Rogers
Chair of the Board
Rogers Communications Inc.

Executive Leadership Team

As at March 9, 2023

1. **Tony Staffieri**
   President and
   Chief Executive Officer

2. **Glenn A. Brandt**
   Chief Financial Officer

3. **Robert Dépatie**
   President and Chief Operating Officer,
   Home & Business

4. **Lisa L. Durocher**
   Executive Vice President, Financial and
   Emerging Services

5. **Phil J. Hartling**
   President, Wireless

6. **Bret D. Leech**
   Chief Human Resources Officer

7. **Ron McKenzie**
   Chief Technology & Information Officer

8. **Colette S. Watson**
   President, Rogers Sports & Media

9. **Mahes S. Wickramasinghe**
   Chief Administrative Officer

10. **Ted Woodhead**
    Chief Regulatory Officer and
    Government Affairs

11. **Marisa L. Wyse**
    Chief Legal Officer and
    Corporate Secretary



Directors

As at March 9, 2023

1. **Edward S. Rogers**
   Chair of the Board
   Chair of the Finance, Nominating, and
   Executive Committees

2. **Jack L. Cockwell, C.M.**

3. **Michael J. Cooper**

4. **Ivan Fecan**
   Chair of the Human Resources
   Committee

5. **Robert J. Gemmell**
   Lead Director
   Chair of the Corporate Governance and
   Audit and Risk Committees

6. **Jan L. Innes**
   Chair of the Pension Committee

7. **John (Jake) C. Kerr , C.M., O.B.C.**

8. **Dr. Mohamed Lachemi**

9. **Philip B. Lind, C.M.**
   Vice Chair

10. **David A. Robinson**

11. **Martha L. Rogers**
    Chair of the ESG Committee

12. **Melinda M. Rogers-Hixon**
    Deputy Chair

13. **Tony Staffieri**
    President and
    Chief Executive Officer



2022 Financial Report

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2022. This MD&A should be read in conjunction with our 2022 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 9, 2023 and was approved by RCI's Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and *the Company* refer to Rogers Communications Inc. and its subsidiaries. *RCI* refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Effective January 1, 2022, we changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments such that we began presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We also no longer report blended average billings per unit (ABPU). In Cable, we began presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

In this MD&A, *first quarter* refers to the three months ended March 31, 2022, *second quarter* refers to the three months ended June 30, 2022, *third quarter* refers to the three months ended September 30, 2022, *fourth quarter* refers to the three months ended December 31, 2022, *this year* refers to the twelve months ended December 31, 2022, and *last year* refers to the twelve months ended December 31, 2021. All results commentary is compared to the equivalent periods in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated.

Trademarks in this MD&A are owned by Rogers Communications Inc. or an affiliate. This MD&A also includes trademarks of other parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2023 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
- typically includes words like *could, expect, may, anticipate, assume, believe, likely, intend, estimate, plan, project, predict, potential, guidance, outlook, target,* and similar expressions, although not all forward-looking information includes them;
- includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
- was approved by our management on the date of this MD&A.

Our forward-looking information includes conclusions, forecasts, and projections related to the following items, among others:
- revenue;
- total service revenue;
- adjusted EBITDA;
- capital expenditures and capital expenditures excluding Shaw;
- cash income tax payments;
- free cash flow and free cash flow excluding Shaw;
- dividend payments;
- the growth of new products and services;
- expected growth in subscribers and the services to which they subscribe;
- the cost of acquiring and retaining subscribers and deployment of new services;
- continued cost reductions and efficiency improvements;
- our debt leverage ratio;
- statements relating to plans we have implemented in response to COVID-19 and its impact on us;
- the expected timing and completion of the Shaw Transaction and the Freedom Transaction (as defined below), including the associated processes and timelines to obtain the receipt of applicable approvals under the *Competition Act (Canada)* and the *Radiocommunication Act (Canada)* (collectively, Key Regulatory Approvals);
- the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing;
- the terms and the conditions of Freedom Transaction; and
- all other statements that are not historical facts.

Specific forward-looking information included in this MD&A includes, but is not limited to, information and statements under "Financial and Operating Guidance" relating to our 2023 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures excluding Shaw, and free cash flow excluding Shaw. All other statements that are not historical facts are forward-looking information.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on a number of estimates, expectations, assumptions, and other factors, including, among others:

- general economic and industry conditions;
- currency exchange rates and interest rates;
- product pricing levels and competitive intensity;
- subscriber growth;
- pricing, usage, and churn rates;
- changes in government regulation;
- technology and network deployment;
- availability of devices;
- timing of new product launches;
- content and equipment costs;
- the integration of acquisitions;
- industry structure and stability; and
- the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

- regulatory changes;
- technological changes;
- economic, geopolitical, and other conditions affecting commercial activity;
- unanticipated changes in content or equipment costs;
- changing conditions in the entertainment, information, and/or communications industries;
- sports-related work stoppages or cancellations and labour disputes;
- the integration of acquisitions;
- litigation and tax matters;
- the level of competitive intensity;
- the emergence of new opportunities;
- external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
- risks related to the Shaw Transaction and the Freedom Transaction, including the timing, receipt, and conditions related to the Key Regulatory Approvals; satisfaction of the various conditions to close the Shaw Transaction and the Freedom Transaction;

financing the Shaw Transaction; the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Risks and Uncertainties Affecting our Business – Shaw Transaction" in this MD&A;

- new interpretations and new accounting standards from accounting standards bodies; and
- the other risks outlined in "Risks and Uncertainties Affecting our Business".

These risks, uncertainties, and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties, and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in this MD&A entitled "Regulation in our Industry", "Risk Management", and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

Executive Summary

ABOUT ROGERS

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 22,000 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See "Understanding Our Business" for more information.

2022 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31		
(In millions of dollars, except margins and per share amounts)	2022	2021	% Chg
Consolidated			
Total revenue	**15,396**	14,655	5
Total service revenue [1]	**13,305**	12,533	6
Adjusted EBITDA [2]	**6,393**	5,887	9
Adjusted EBITDA margin [2]	**41.5%**	40.2%	1.3 pts
Net income	**1,680**	1,558	8
Adjusted net income [2]	**1,915**	1,803	6
Basic earnings per share	**$ 3.33**	$ 3.09	8
Adjusted basic earnings per share [2]	**$ 3.79**	$ 3.57	6
Capital expenditures [3]	**3,075**	2,788	10
Cash provided by operating activities	**4,493**	4,161	8
Free cash flow [2]	**1,773**	1,671	6
Free cash flow excluding Shaw financing [2]	**1,985**	1,671	19
Wireless			
Service revenue	**7,131**	6,666	7
Revenue	**9,197**	8,768	5
Adjusted EBITDA	**4,469**	4,214	6
Adjusted EBITDA service margin [4]	**62.7%**	63.2%	(0.5 pts)
Adjusted EBITDA margin [5]	**48.6%**	48.1%	0.5 pts
Cable			
Revenue	**4,071**	4,072	–
Adjusted EBITDA	**2,058**	2,013	2
Adjusted EBITDA margin	**50.6%**	49.4%	1.2 pts
Media			
Revenue	**2,277**	1,975	15
Adjusted EBITDA	**69**	(127)	n/m
Adjusted EBITDA margin	**3.0%**	(6.4)%	9.4 pts

n/m – not meaningful

[1] As defined. See "Key Performance Indicators".

[2] Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income and free cash flow excluding Shaw financing are non-GAAP financial measures; adjusted net income is a component of adjusted basic earnings per share. Free cash flow is a capital management measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

[3] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[4] Calculated using Wireless service revenue.

[5] Calculated using Wireless total revenue.

KEY PERFORMANCE INDICATORS

	As at or years ended December 31		
	2022	2021	Chg
Subscriber results (in thousands) [1]			
Wireless postpaid mobile phone net additions	**545**	403	142
Wireless prepaid mobile phone net additions (losses)	**89**	(94)	183
Wireless mobile phone subscribers	**10,647**	10,013	634
Retail Internet net additions	**52**	71	(19)
Retail Internet subscribers [2]	**2,284**	2,229	55
Video net additions (losses)	**32**	(9)	41
Video subscribers [2]	**1,525**	1,491	34
Smart Home Monitoring net losses	**(12)**	(18)	6
Smart Home Monitoring subscribers [2]	**101**	113	(12)
Home Phone net losses	**(76)**	(90)	14
Home Phone subscribers [2]	**836**	911	(75)
Customer relationships net additions	**6**	31	(25)
Total customer relationships [2]	**2,590**	2,581	9
Additional Wireless metrics [1]			
Postpaid mobile phone churn (monthly)	**0.90%**	0.88%	0.02 pts
Mobile phone ARPU (monthly) [1,3]	**$ 57.89**	$ 56.83	$ 1.06
Additional Cable metrics [1]			
ARPA (monthly) [1,3]	**$130.12**	$132.58	($ 2.46)
Penetration	**53.9%**	54.9%	(1.0 pts)
Ratios			
Capital intensity [1,3]	**20.0%**	19.0%	1.0 pts
Dividend payout ratio of net income [1,3]	**60.1%**	64.8%	(4.7 pts)
Dividend payout ratio of free cash flow [1,3]	**57.0%**	60.4%	(3.4 pts)
Return on assets [1,3]	**3.0%**	3.7%	(0.7 pts)
Debt leverage ratio [4]	**3.5**	3.4	0.1
Debt leverage ratio excluding Shaw financing [4]	**3.1**	3.4	(0.3)
Employee-related information			
Total active employees	22,000	23,000	(1,000)

[1] As defined. See "Key Performance Indicators".

[2] On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for December 31, 2022.

[3] Mobile phone ARPU, ARPA, capital intensity, dividend payout ratio of net income, dividend payout ratio of free cash flow, and return on assets are supplementary financial measures. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of these measures.

[4] Debt leverage ratio is a capital management measure. Debt leverage ratio excluding Shaw financing is a non-GAAP ratio. Adjusted net debt excluding Shaw financing is a non-GAAP financial measure and is a component of debt leverage ratio excluding Shaw financing. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for more information about these measures.

FINANCIAL HIGHLIGHTS

REVENUE

Total revenue and total service revenue increased by 5% and 6%, respectively, this year, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% this year, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were removed, and a larger postpaid mobile phone subscriber base, partially offset by credits granted to subscribers relating to the July network outage. Wireless equipment revenue decreased by 2% as a result of fewer of our new subscribers purchasing devices and fewer device upgrades by existing subscribers.

Cable revenue was in line with 2021, primarily as a result of increased competitive promotional activity and credits granted to subscribers relating to the July network outage, offset by service pricing changes made in the first quarter and an increase in total customer relationships.

Media revenue increased by 15% this year, primarily as a result of higher *Toronto Blue Jays* revenue, driven by the increase to full audience capacity for the full year at the *Rogers Centre*, and higher advertising revenue, partially offset by lower *Today's Shopping Choice* revenue.

ADJUSTED EBITDA

Consolidated adjusted EBITDA increased 9% this year and our adjusted EBITDA margin increased by 130 basis points with increases in each of our segments.

Wireless adjusted EBITDA increased 6% this year, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA service margin of 62.7%.

Cable adjusted EBITDA increased 2% this year, primarily as a result of lower operating expenses due to recognized cost efficiencies. This gave rise to an adjusted EBITDA margin of 50.6%.

Media adjusted EBITDA increased by $196 million this year, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll costs and higher production and other operating costs as a result of increased activities as COVID-19 restrictions were removed.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income increased by 8% and 6%, respectively, this year, primarily as a result of higher adjusted EBITDA, partially offset by higher finance costs attributable to the Shaw senior note financing (as defined below). See "Review of Consolidated Performance" for more information.

CASH FLOW AND AVAILABLE LIQUIDITY

We returned substantial cash to shareholders this year through the payment of $1.01 billion in dividends. In addition, we declared a $0.50 per share dividend on February 1, 2023.

Our cash provided by operating activities increased by 8% this year, primarily a result of higher adjusted EBITDA, as well as the impact of lower income taxes paid, partially offset by higher investment in net operating assets and higher interest paid, related to the Shaw senior note financing. Free cash flow increased 6% this year, primarily as a result of higher adjusted EBITDA.

Our debt leverage ratio was 3.5 as at December 31, 2022, up from 3.4 as at December 31, 2021, driven by higher adjusted net debt, primarily due to an increase in our long-term debt from the issuance of US$7.05 billion and $4.25 billion of senior notes and US$750 million of subordinated notes, and an increase in our short-term borrowings. Our debt leverage ratio excluding Shaw financing was 3.1 as at December 31, 2022, down from 3.4 as at December 31, 2021, primarily due to higher adjusted EBITDA.

Our overall weighted average cost of all borrowings was 4.50% as at December 31, 2022 (2021 – 3.95%) and our overall weighted average term to maturity on our debt was 11.8 years as at December 31, 2022 (2021 – 11.6 years).

We ended the year with approximately $4.9 billion of available liquidity[1] (2021 – $4.2 billion), including $4.4 billion (2021 – $3.1 billion) available under our bank and letter of credit facilities and $0.5 billion (2021 – $0.7 billion) in cash and cash equivalents. We also held $12.8 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Shaw Transaction (see "Managing our Liquidity and Financial Resources").

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[1] Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Shaw Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Shaw Transaction will be implemented through a court-approved plan of arrangement under the *Business Corporations Act (Alberta)*. The Shaw Transaction is subject to other customary closing conditions, including receipt of the Key Regulatory Approvals. Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for the Shaw Transaction to March 31, 2023.

FINANCING
In connection with the Shaw Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. In 2021, we entered into a $6 billion non-revolving credit facility (term loan facility) related to the Shaw Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Shaw Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of approximately $12.8 billion in funds, which are recognized as "restricted cash and cash equivalents" on our 2022 Consolidated Statements of Financial Position. The substantial majority of these funds were held as cash deposits with major financial institutions as at December 31, 2022. The remaining restricted cash equivalents have been invested in short-term, highly liquid investments and are readily convertible to cash with no associated penalties.

The senior notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Shaw Transaction close after December 31, 2022. As at December 31, 2022, because the Shaw Transaction had not yet been consummated and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million of additional consent fees to

the holders of SMR notes in January 2023. Additionally, in September 2022, we extended the drawdown period on the $6 billion term loan facility from December 31, 2022 to December 31, 2023. See "Managing our Liquidity and Financial Resources" for more information on the committed facility and our restricted cash and cash equivalents balance.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Shaw Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under those senior notes.

REGULATORY APPROVAL STATUS
On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:

- the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
- annual reporting on our commitments to increase our support for local news, including by employing more journalists at our *Citytv* stations across the country and by producing an additional 48 news specials each year that reflect local communities;
- the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
- safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

The CRTC approval only relates to the broadcasting elements of the Shaw Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Shaw Transaction and requesting an injunction to prevent closing of the Shaw Transaction until the Bureau's application to challenge the Shaw Transaction could be decided.

On June 17, 2022, we announced a divestiture agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Subsequent to closing, Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the sale of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay Shaw $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Shaw Transaction, compliance with the *Competition Act (Canada),* and the approval of the Minister of

Innovation, Science and Industry and would close substantially concurrently with closing of the Shaw Transaction. On August 12, 2022, we announced Rogers and Shaw had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). On December 31, 2022, the Minister indicated he would not render his decision on the transfer of Freedom's spectrum licences to Videotron until there was clarity on the ongoing legal process arising from the Tribunal's decision. The proposed Freedom Transaction continues to be reviewed by Innovation, Science and Economic Development Canada (ISED Canada).

The Tribunal proceedings commenced on November 7, 2022 and final oral arguments were completed on December 14, 2022. On December 29, 2022, the Tribunal released its summary decision, dismissing the Bureau's application to block the Shaw Transaction. Subsequently, on December 30, 2022, the Bureau announced it would appeal the Tribunal's decision to the Federal Court of Appeal. The Federal Court of Appeal held a hearing on January 24, 2023, during which it issued a ruling from the bench dismissing the Bureau's appeal and upholding the Tribunal's decision. On January 24, 2023, following the Federal Court of Appeal's decision, the Bureau announced it would not be pursuing a further appeal in the case. As a result, there are no further impediments under the Competition Act to closing the Shaw Transaction or the Freedom Transaction. On January 25, 2023, the House of Commons Standing Committee on Industry and Technology held a second public hearing regarding the Shaw Transaction, including the proposed Freedom Transaction, at which members of management for Rogers, Shaw, and Quebecor, among others, appeared.

Given the ongoing regulatory process and the parties' continued commitment to the Shaw Transaction, Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for closing the Shaw Transaction to March 31, 2023 (with the consent of Quebecor). The outside date for the proposed Freedom Transaction coincides with the outside date of the Shaw Transaction. Nonetheless, the time required for ISED Canada to issue its approval is uncertain and could result in further delays in, or prevent the closing of, the Shaw Transaction and the Freedom Transaction.

The Transaction is subject to a number of additional risks. For more information, see "Risks and Uncertainties Affecting our Business – Shaw Transaction".

Understanding Our Business

Rogers is a leading Canadian technology and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See "Capability to Deliver Results" for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network and we have the largest 5G network in Canada, serving over 1,900 communities as at December 31, 2022. Our postpaid and prepaid wireless services are offered under the *Rogers*, *Fido*, and *chatr* brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

- mobile high-speed Internet access, including our *Rogers Infinite* unlimited data plans;
- wireless voice and enhanced voice features;
- Express Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
- direct device shipping to the customer's location of choice;
- device financing;
- device protection;
- global voice and data roaming, including *Roam Like Home* and *Fido Roam*;
- wireless home phone;

- advanced wireless solutions for businesses, including wireless private network services;
- bridging landline phones with wireless phones; and
- machine-to-machine solutions and Internet of Things (IoT) solutions.

CABLE

We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, Internet protocol-based (IP) television, applications, online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today's critical business applications.

In 2021, we launched *Ignite Internet* Gigabit 1.5 in select areas, giving customers access to even faster Internet service. We also expanded the *Ignite WiFi* Hub app with enhanced Active Time Details and *Advanced Security* to give customers greater control over their home WiFi.

In 2022, we launched a new WiFi modem with WiFi 6E, currently the world's most powerful WiFi technology, and introduced new fibre-powered Ignite Internet packages and bundles with up to 8 gigabit per second (Gbps) symmetrical speeds in select areas.

Internet services include:

- Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;
- access speeds of up to:
  - 1 Gbps, covering our entire Cable footprint; and
  - 1.5 Gbps, covering our entire Ontario Cable footprint, with some areas able to receive access speeds of up to 8 Gbps symmetrical speeds;
- *Rogers Ignite* and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
- Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage, and Ignite WiFi Pods, an advanced WiFi system you can plug into different electrical outlets in your home to extend your WiFi coverage; and
- *Rogers Smart Home Monitoring*, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

- local and network TV, made available through traditional digital or IP-based *Ignite TV*, including starter and premium channel packages along with à la carte channels;
- on-demand television with Ignite TV services;
- cloud-based digital video recorders (DVRs) available with Ignite TV services;
- voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, *Sportsnet NOW*, Amazon Prime Video, Disney+, and Apple TV+ on Ignite TV and *Ignite Streaming*;

- personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
- an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
- Ignite Streaming, an entertainment add-on for Ignite Internet customers, giving them access to their favourite streaming services in one place;
- Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
- linear and time-shifted programming;
- digital specialty channels; and
- 4K television programming, including regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games.

Phone services include:
- residential and small business local telephony service; and
- calling features such as voicemail, call waiting, and long distance.

Enterprise services include:
- voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;
- optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;
- simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
- extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
- specialized telecommunications technical consulting for Internet service providers (ISPs).

MEDIA
Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada's only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays' home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, personal computers, and other streaming devices. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:
- Sportsnet's four regional stations along with *Sportsnet ONE*, *Sportsnet 360*, and *Sportsnet World*;
- Citytv network, which, together with affiliated stations, has broadcast distribution to approximately 78% of Canadian individuals;
- *OMNI* multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
- specialty channels that include *FX* (Canada), *FXX* (Canada), and *OLN* (formerly Outdoor Life Network); and
- Today's Shopping Choice, Canada's only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 54 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 *CHFI*, *CityNews 680, Sportsnet 590 The FAN, KiSS, JACK,* and *SONiC*.

We also offer a range of digital services and products, including:
- our digital sports-related assets, including sportsnet.ca and *SN NOW*;
- other digital assets, including *Citytv NOW*; and
- a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER
We offer several credit cards, including the *Rogers World Elite Mastercard*, *Rogers Connections Mastercard,* and *Fido Mastercard*, which allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS
We hold interests in a number of associates and joint arrangements, some of which include:
- our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and
- our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

COMPETITION
The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful, continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see "Regulation in our Industry" for more information).

Traditional wireline telephony and television services are now offered over the Internet. Consumers continue to change how they choose to communicate or watch video, including with a growing selection of over-the-top (OTT) services, and this is changing the mix of packages and pricing service providers offer and could affect churn levels.

In the media industry, consumer viewing habits continue to shift towards digital and online media consumption and advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

- Wireless technology – Our 5G network caters to customers seeking the increased capacity and speed it provides relative to long-term evolution (LTE) networks. We compete with BCE Inc. (Bell) and TELUS Corporation (Telus) at a national level, and with Vidéotron ltée (Videotron), Saskatchewan Telecommunications (SaskTel), and Eastlink Inc. (Eastlink) at a regional level, all of whom operate 5G networks. We also compete with Shaw at a national level, who operates an LTE network. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi "hotspots" and mobile virtual network operators (MVNO).
- Product, branding, and pricing – we compete nationally with Bell, Telus, Videotron, and Shaw, including their flanker brands Virgin Plus (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), Fizz (Videotron), Freedom Mobile (Shaw), and Shaw Mobile (Shaw). We also compete with various regional players and resellers.
- Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.
- Wireless networks – consolidation amongst regional players, or with incumbent carriers (including through the Freedom Transaction), could alter the regional or national competitive landscapes for Wireless. Additionally, certain service providers that currently do not offer wireless products or services have purchased spectrum licences and could enter the market in the future.
- Spectrum – we currently have the largest spectrum position in the country, including the spectrum licences we obtained through the 3500 MHz auction held in 2021. On May 21, 2021, ISED Canada announced the decision to repurpose the 3800 MHz spectrum band to support 5G services. The 3800 MHz spectrum licence auction is scheduled to commence in October 2023. The 3800 MHz spectrum licences, along with other frequency bands, are essential to the deployment of 5G networks. The outcome of this auction may increase competition. See "Regulation in our Industry" for more information.

CABLE

Internet

We compete with other ISPs that offer fixed-connection residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

- Bell's Internet services in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland, including Virgin Plus;
- various resellers, such as TekSavvy and others, using wholesale telecommunication company digital subscriber line (DSL) and cable third-party Internet access (TPIA) services in local markets;
- smaller Internet service providers, such as Beanfield Metroconnect, in metropolitan areas; and
- newer providers offering low Earth orbiting satellite Internet service in underserved regions.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

- Ontario – Bell, Cogeco Data Services, Xplore, and Digital Colony;
- Quebec – Bell, Telus, and Videotron;
- Atlantic Canada – Bell, Xplore, and Eastlink; and
- Western Canada – Shaw, Telus, and Digital Colony.

Television

We compete with:

- other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
- OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content; and
- over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

- Bell's wireline phone service in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland;
- incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Comwave Networks Inc.), other VoIP-only service providers (such as Vonage and Skype), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and
- substitution of wireline for wireless products, including mobile phones and wireless home phone products.

MEDIA

Competition in Sports Media and Entertainment includes other:

- televised and online sports broadcasters;
- Toronto professional teams, for attendance at Toronto Blue Jays games;

- MLB teams, for Toronto Blue Jays players and fans;
- local sporting and special event venues;
- professional sports teams, for merchandise sales revenue; and
- new digital sports media companies.

Television and Radio, both of which are focused on local and regional content, compete for audiences and advertisers with:

- other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
- OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content;
- OTT radio offerings, such as iHeartRadio, Apple Music, Spotify, Sirius satellite radio, and Radioplayer Canada;
- other media, including newspapers, magazines, and outdoor advertising; and
- other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

Today's Shopping Choice's model of live, hosted-video sales content and its robust online shopping experience competes with:

- pure play e-commerce retailers servicing Canada;
- select branded retailers in Canada and their related e-commerce websites;
- other available television-shopping channels and infomercials that sell products on television; and
- direct-to-consumer livestream video shopping events, social commerce, and shoppable video technologies that are rapidly emerging online.

Our digital media products compete for audiences and advertisers with:

- online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
- magazines, both digital and printed; and
- other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See "Risks and Uncertainties Affecting our Business" and "Regulation in our Industry" for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS
The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services.

Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers continue to invest in the next generation of technologies, like 5G, to meet increasing data demands. New products and applications on the wireless network, such as wireless private networks, will continue to rely on ultra-reliable, low latency transport networks, capable of supporting both wireless and wireline traffic.

We were the first Canadian carrier to launch a 5G network and the first Canadian carrier to begin rolling out a 5G standalone core network. Our 5G network is the largest 5G network in Canada, reaching more than 1,900 communities and 82% of the Canadian population as at December 31, 2022.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers offer wireless device financing programs, whereby consumers can finance up to the full cost of the device over a 24-month term at 0% interest. We believe being able to finance devices over 24 months helps reduce subscriber churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact subscriber churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

Wireless market penetration in Canada is approximately 108% of the population (compared to penetration of 139% in the US) and is expected to continue growing, per the Bank of America Merrill Lynch October 2022 Global Wireless Matrix and as a result of rising immigration levels.

CABLE TRENDS
Economic conditions, technology advancements, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) has continued with increased adoption of OTT services.

Canada's economic condition continues to be impacted by recessionary fears, rising interest rates and higher inflation. Housing affordability remains a concern and rising immigration levels may push housing demand and supply further apart, thus impacting the demand for residential cable services.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet, including consistently offering download speeds of 1.5 Gbps, with certain plans offering symmetrical speeds of up to 8 Gbps in select areas, and Internet offerings with unlimited bandwidth. Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity Data Over Cable Service Interface Specifications (DOCSIS) 3.1 and fibre-to-the-home (FTTH) technologies and they are starting to evolve their networks to be DOCSIS 4.0-capable. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Over the past several years many people are working or studying from home simultaneously, further establishing the need for strong and reliable cable networks that can handle increased capacity than previously existed. Cable and wireline companies have needed to continue adding capacity and managing traffic to continue reliably supporting the needs of Canadians.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This results in lower use of traditional advertising methods and may require a shift in focus.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our long-term vision to become number one, we set objectives to measure progress and to address short-term opportunities and risks.

2022 FOCUS AREAS

1. Successfully complete the Shaw acquisition
2. Invest in our networks to deliver world-class connectivity to Canadian consumers and business
3. Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
4. Improve execution and deliver strong financial performance across all lines of business

KEY PERFORMANCE DRIVERS AND 2022 STRATEGIC HIGHLIGHTS

As COVID-19 restrictions have largely been removed, our businesses emerged stronger from the significant impacts and the Canadian economy recovered from the lockdowns of 2020 and 2021. Throughout the year, we remained focused on creating meaningful long-term growth in shareholder value, with continuing investments to ensure network leadership, combined with leading customer service.

Our four focus areas guided our work and decision-making as we further improved our operational execution and made well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the year.

SUCCESSFULLY COMPLETE THE SHAW ACQUISITION
- Received approval from the CRTC for the transfer of Shaw's broadcasting services.
- Entered into a definitive agreement with Shaw and Quebecor for the sale of Freedom to Quebecor.
- Successfully obtained financing of $13 billion to fund the Shaw Transaction, including the largest cross-border financing in Canadian history.
- Successfully argued for the dismissal by the Tribunal of the Bureau's application to block the Shaw Transaction, with the panel concluding unanimously that the transactions are pro-competitive; the decision of the Tribunal was upheld by the Federal Court of Appeal on January 24, 2023.

INVEST IN OUR NETWORKS TO DELIVER WORLD-CLASS CONNECTIVITY TO CANADIAN CONSUMERS AND BUSINESSES
- Invested a record $3.1 billion in capital investments in Canada, the majority of which was invested in our networks.
- Continued to expand Canada's largest 5G network as at December 31, 2022, reaching over 1,900 communities across the country.
- Became the first service provider in Canada to deploy 3500 MHz spectrum to increase 5G network capacity, boost speeds, and deliver ultra-low latency services, starting in Nanaimo, British Columbia and continuing its deployment across Canada, including in Calgary, Edmonton, Montreal, Ottawa, Toronto, Vancouver, and multiple rural areas.
- Committed to investing $20 billion in network reliability over the next five years and announced plans to separate our wireless and wireline IP core networks.
- Signed a memorandum of understanding with Canada's other major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future major network outage.

INVEST IN OUR CUSTOMER EXPERIENCE TO DELIVER TIMELY, HIGH-QUALITY CUSTOMER SERVICE CONSISTENTLY TO OUR CUSTOMERS
- Introduced new fibre-powered Ignite Internet packages and bundles, with symmetrical download and upload speeds of up to 2.5 Gbps, with existing Ignite Internet Gigabit 1.5 customers upgraded at no extra cost.
- First major provider in Canada to launch a new Wi-Fi modem with Wi-Fi 6E, currently the world's most powerful Wi-Fi technology, and introduced premium Ignite Internet with 8 Gbps symmetrical speeds in certain areas.
- Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 88% of eligible transactions; includes 24/7 virtual assistant support tools and the ability for Fido and Rogers customers to complete price plan changes, hardware upgrades, and other account updates online.
- Donated $1 million to *Jays Care Foundation* in support of their ambitious goal to bring programming to 45,000 kids across Canada through Indigenous Rookie League, Challenger Baseball, and Girls at Bat.

IMPROVE EXECUTION AND DELIVER STRONG FINANCIAL PERFORMANCE ACROSS ALL LINES OF BUSINESS
- Attracted 545,000 net postpaid mobile phone subscribers to lead the Canadian industry, up 35% and our strongest results since 2007.
- Delivered on robust 2022 full-year guidance after increasing guidance ranges in April for total service revenue, adjusted EBITDA, and free cash flow excluding Shaw financing guidance.
- Generated total service revenue of $13,305 million, up 6%; adjusted EBITDA of $6,393 million, up 9%; and net income of $1,680 million, up 8%.
- Generated free cash flow excluding Shaw financing of $1,985 million, up 19%, and cash provided by operating activities of $4,493 million, up 8%.
- Paid dividends of $1,010 million to our shareholders.

2023 OBJECTIVES

In 2022, we improved our execution, strengthened our fundamentals, and invested more than we ever have in our customer experience. Building on this momentum, and as part of

our vision to become number one, our five objectives are as follows:

BUILD THE BIGGEST AND BEST NETWORKS IN THE COUNTRY

Our networks are the backbone of the digital economy and our business is built on providing our customers with always-on coverage everywhere. We are focused on expanding coverage to enable Canadians to connect wherever they are and to deliver quality connectivity on networks that are reliable and consistently perform for Canadians and businesses.

DELIVER EASY TO USE, RELIABLE PRODUCTS AND SERVICES

We believe delivering easy to use, reliable products and services is key to our growth strategy. This includes designing products that are simple, creating plans that are easy to understand, and delivering reliable services our customers can count on.

BE THE FIRST CHOICE FOR CANADIANS

Everything starts and ends with our customers, so improving the customer experience is a key area of focus. We are investing in our frontline and continuing to build our digital and self-serve capabilities. With the evolution of consumer behaviours, we are expanding service channel options to serve our customers how and where they want in order to grow our customer base.

BE A STRONG NATIONAL COMPANY INVESTING IN CANADA

Every year, we reinvest the vast majority of our profits back into our country to connect as many Canadians as possible. We also partner with local community groups to help create a better future for young Canadians, the future leaders of our country.

BE THE GROWTH LEADER IN OUR INDUSTRY

To be number one, we are focused on operating efficiently and executing with excellence to accelerate revenue growth and translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders.

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2022 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines the updated guidance ranges that we provided in April 2022 and our actual results and achievements for the selected full-year 2022 financial metrics.

(In millions of dollars, except percentages)	2021 Actual	2022 Guidance Ranges			2022 Actual		Achievement
Consolidated Guidance [1]							
Total service revenue	12,533	Increase of 6%	to	increase of 8%	13,305	6.2%	✓
Adjusted EBITDA	5,887	Increase of 8%	to	increase of 10%	6,393	8.6%	✓
Capital expenditures [2]	2,788	2,800	to	3,000	3,075	n/m	✓✓
Free cash flow excluding Shaw financing	1,671	1,900	to	2,100	1,985	n/m	✓

Achieved ✓   Exceeded ✓✓

[1] The table outlines guidance ranges for selected full-year 2022 consolidated financial metrics provided in our January 27, 2022 earnings release and subsequently updated on April 20, 2022. Guidance ranges presented as percentages reflect percentage increases over full-year 2021 results.

[2] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

We exceeded our guidance range for capital expenditures for the year due to greater investments in our networks. Despite these increased investments, we still achieved our guidance for total service revenue, adjusted EBITDA, and free cash flow excluding Shaw financing.

2023 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2023, we expect growth in total service revenue and adjusted EBITDA will drive higher free cash flow. In 2023, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders. To assess our results on an organic basis not including capital expenditures on integration-related activities in preparation for the Shaw Transaction (see "Shaw Transaction"), we are providing 2023 guidance ranges on "capital expenditures excluding Shaw" and "free cash flow excluding Shaw".

(In millions of dollars, except percentages)	2022 Actual	2023 Guidance Ranges [1]
Total service revenue	13,305	Increase of 4% to 7%
Adjusted EBITDA	6,393	Increase of 5% to 8%
Capital expenditures excluding Shaw [2,3]	3,033	3,100 to 3,300
Free cash flow excluding Shaw [3,4]	2,027	2,000 to 2,200

[1] Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.

[2] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, assets acquired through business combinations, or expenditures on integration-related activities in preparation for the Shaw Transaction.

[3] Capital expenditures excluding Shaw and free cash flow excluding Shaw are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about each of these measures.

[4] Reflects free cash flow excluding the effect of Shaw senior note financing (as defined below) and capital expenditures on integration-related activities in preparation for the Shaw Transaction.

The above table outlines guidance ranges for selected full-year 2023 consolidated financial metrics without giving effect to the Shaw Transaction (see "Shaw Transaction"), the associated financing, or any other associated transactions or expenses. These ranges take into consideration our current outlook and our 2022 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2023 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information", "Risks and Uncertainties Affecting our Business", the material assumptions listed below under "Key underlying assumptions", and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above. Guidance ranges will be reassessed once the Shaw Transaction has closed.

Key underlying assumptions

Our 2023 guidance ranges presented in "2023 Full-Year Consolidated Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2023:

- continued competitive intensity in all segments in which we operate consistent with levels experienced in 2022;
- no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
- Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2023 compared to 2022;
- overall wireless market penetration in Canada grows in 2023 at a similar rate as in 2022;
- continued subscriber growth in Internet;
- declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
- in Media, continued growth in sports and relative stability in other traditional media businesses;
- no significant sports-related work stoppages or cancellations will occur;
- with respect to capital expenditures:
  - we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
  - we continue to make expenditures related to our Home roadmap in 2023 and we make progress on our service footprint expansion projects;
- a substantial portion of our 2023 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;
- key interest rates remain relatively stable throughout 2023; and
- we retain our investment-grade credit ratings.

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced mobile broadband wireless networks in Canada, which:

- is the only national network in Canada fully owned by a single operator;
- was the first 5G network in Canada, reaching over 82% of the Canadian population as at December 31, 2022 on our 5G network alone;
- was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2022 on our LTE network alone;
- is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including LTE and a growing number of 5G roaming operators; and
- includes network sharing arrangements with two wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

In early 2020, we launched our 5G network commercially in downtown Vancouver, Toronto, Ottawa, and Montreal and reached over 1,900 communities across Canada as at December 31, 2022. We also became a founding member of the global 5G Future Forum, a first-of-its-kind 5G and Mobile Edge Computing forum that currently includes Verizon, Vodafone, Telstra, KT, América Móvil, and NOS.

Our 5G network currently uses a combination of the 600 MHz, 1900 MHz, 2500 MHz, 3500 MHz, and AWS spectrum bands, and is also aggregated with our LTE spectrum bands. 600 MHz spectrum is best suited to carry wireless data across long distances and through buildings, creating more consistent and higher-quality coverage in both remote and urban areas and in smart cities. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G/5G+ networks.

A number of future investments will be required to successfully operate and maintain our 5G network, including, but not limited to:
- refarming spectrum currently used for 2G and 3G to LTE and 5G/5G+;
- acquiring additional radio spectrum through government auctions and private sector transactions;
- densifying our wireless network with additional macro cells, small cells, and in-building systems in key markets; and
- purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

Significant spectrum position
Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:
- support the continual rapid growth in usage of broadband wireless data services;
- support the expansion and maintenance of our 5G and 5G+ networks; and
- introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2022 include:

Type of spectrum	Rogers licences	Who the licences support
600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
700 MHz	24 MHz in Canada's major geographic markets, covering 99.7% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.
850 MHz	25 MHz across Canada.	2G GSM, 3G HSPA, 4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
2500 MHz	40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavut and the Northwest Territories. Rogers also holds an additional 20 MHz TDD in key population areas in Quebec, Ontario, and British Columbia, and an additional 10 MHz in parts of rural British Columbia.	4G / 4.5G LTE, and 5G / 5G+ subscribers.
3500 MHz	Between 60 MHz and 80 MHz in large population centres, except in Edmonton where Rogers holds 30 MHz. Rogers holds 20 MHz to 90 MHz in rural areas.	Mobile 5G / 5G+ subscribers; fixed wireless subscribers

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports
2300 MHz	Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.	4G subscribers.
Various	Two network-sharing arrangements to enhance coverage and network capabilities: • with Bell MTS, which covers 98% of the population across Manitoba; and • with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.	2G GSM, 3.5G / 4G HSPA+, 4G LTE, 5G subscribers. 4G LTE subscribers.

CABLE

Our expansive fibre and hybrid fibre-coaxial (HFC) cable network delivers services to homes and businesses in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland. This transcontinental, facilities-based fibre-optic network with 85,000 kilometres of fibre optic cable is also used to service business customers, including government and other telecommunications service providers outside of our home markets. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes fibre, both local and regional, and transmission systems and IP routers in hubs and points of presence. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada's largest markets, while also reaching key US markets for the exchange of data, video, and voice traffic.

Our network is engineered for performance and redundancy and to allow for the simultaneous delivery of video, voice, and Internet. Diverse fibre paths that interconnect hubs provide redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to the core network through our HFC and DOCSIS or ten gigabit symmetrical passive optical network (XGS-PON) access networks. We connect the HFC and PON nodes to the core network using fibre optic cable and from the home to the node using coaxial cable or fibre. Using 1.2GHz, 860 MHz, and 750 MHz of cable spectrum for our HFC networks in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. HFC node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually invest in our network to augment capacity, enhance performance and resilience, reduce operating costs, and introduce new features and functionality. Our investments are focused on:
- modernizing our HFC network to 1.2 GHz and subsequently 1.8 GHz in preparation for DOCSIS 4.0 (as the technology becomes generally available), which will:
  - expand cable spectrum capacity;
  - enhance network performance, quality, and resilience with digital fibre optics and new higher radio frequency amplifiers; and
  - reduce homes passed per node with segmentation;
- increasing capacity per subscriber by enabling additional DOCSIS 3.1 downstream and upstream channels and preparing for the deployment of DOCSIS 4.0 that will support symmetrical Gbps speeds and lower latency;
- expanding our fibre network connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre and XGS-PON technology; and
- enhancing resilience by separating the wireless and wireline IP core networks, adding equipment redundancy, and adding additional fibre paths to protect against simultaneous outages.

Fixed wireless access services and expanding our cable footprint is a key priority for connecting all areas of Canada, including rural and underserved areas. We are actively investing in the expansion of our network in both Wireless and Cable to leverage what's needed to offer fixed wireless Internet access. We are investing in the next generation of broadband wireless data networks, such as 5G/5G+ technologies, to support the growing data demand and new products and applications. This requires a strong network, capable of supporting both wireline and wireless data at low latencies to ensure new products and applications operate as intended.

We continue to invest in and improve our cable network services; for example, with technology to support multi-gigabit Internet speeds, Ignite TV, Rogers 4K TV, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services

solutions. We own and operate nine state-of-the-art, highly reliable, certified data centres across Canada, including:
- Canada's first Tier III Design and Construction certified multi-tenant facility in Toronto;
- Alberta's first Tier III certified data centre; and
- a third Tier III certified data centre in Ottawa.

We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary network operation centres proactively monitor Rogers' networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:
- live customer support handled by customer solution specialists located entirely within Canada;
- 24/7 customer support handled by virtual assistant tools that provide customers the option for live chat or scheduled callbacks;
- an innovative Integrated Voice Response (IVR) system that can take calls in English, French, Mandarin, and Cantonese;
- voice authentication technology across all of our contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;
- self-serve options, including:
  - the ability for Fido and Rogers customers to complete price plan changes, hardware upgrades, and other account updates online;
  - a simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;
  - the ability for customers to install their Internet, TV, home phone, smart home monitoring, and Ignite Streaming products at their convenience, without the need for a technician visiting their residence;
  - *Rogers EnRoute*, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call; and
  - the ability for chatr customers to use SMS to easily review account information, balance details, and top up their account;
- customer care available over Facebook Messenger, Twitter, and online chat through our websites;
- Rogers Infinite unlimited data plans with no overage charges;
- 24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
- Ignite WiFi Hub for all Ignite TV customers, giving them ultimate control over their WiFi experience;

- Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
- Fido 5 Extra Hours, which grant Fido customers an additional five hours of data, per billing cycle, at no extra charge;
- *Fido XTRA*, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;
- a simple online bill, making it easier for customers to read and understand their monthly charges;
- Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
- *DAY PASS*, a flexible daily payment option for chatr customers;
- Top Up as a Guest, which allows chatr customers to top up an account without signing in;
- *Advantage Mobility* and *Advantage Security*, business-grade solutions offered by Rogers for Business to support small- and medium-sized Canadian enterprises with reliable connectivity and network security;
- a *Premium Device Protection* program, including AppleCare services for Rogers and Fido customers, offering customers more protection and choice;
- Express Pickup, a free service that allows customers to purchase a new device online or through a customer care agent and pick up it up the same day in-store;
- an online appointment booking tool, allowing customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time; and
- Certified Walk-in Repairs, a fast and reliable phone repair service offering customers more convenience, flexibility, and reliability.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:
- established networks;
- extensive distribution;
- recognizable media content and programming;
- advertising;
- event and venue sponsorships;
- community investment, including the Ted Rogers Scholarship Fund and Ted Rogers Community Grants; and
- naming rights to some of Canada's landmark buildings.

We also own or utilize some of Canada's most recognized brands, including:
- the wireless brands of Rogers, Fido, and chatr;
- the residential brands of Rogers and Fido;
- 23 TV stations and specialty channels, including *Sportsnet*, OMNI, Citytv, FX (Canada), and FXX (Canada);
- 54 radio stations, including 98.1 CHFI, CityNews 680, Sportsnet 590 The FAN, KiSS, JACK, and SONiC;
- major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
- an exclusive national 12-year agreement with the NHL, which runs through the 2025-2026 season, as well as regional agreements, that allows us to deliver coverage of professional hockey in Canada; and
- Today's Shopping Choice, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:
- company-owned Rogers, Fido, and chatr retail stores;
- customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
- an extensive independent dealer network;
- major retail chains and convenience stores;
- other distribution channels, such as *WOW! mobile boutique*, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
- our contact centres; and
- outbound telemarketing.

CABLE

We distribute our residential cable products using various channels, including:
- company-owned Rogers and Fido retail stores;
- customer self-serve using rogers.com and fido.ca;
- our Canada-based contact centres, outbound telemarketing, and door-to-door agents; and
- major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:
- an exclusive national 12-year agreement with the NHL, which runs through the 2025-2026 season, as well as regional agreements, that allows us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and other streaming devices;
- broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
- SN NOW, an OTT sports service, offering 24/7 access to Sportsnet's TV content;
- the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
- an 11-year broadcasting agreement with the NBA, which runs through the 2025-2026 season, that allows us to deliver coverage of professional basketball in Canada across television, smartphones, tablets, and other streaming devices; and
- a 10-year, multi-platform agreement that runs through August 2024, which makes Rogers the exclusive wholesaler and Canadian distributor of World Wrestling Entertainment's (WWE) flagship programming.

ENGAGED PEOPLE

For our team of approximately 22,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

- engaging employees and building high-performing teams through various initiatives;
- aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
- maintaining our commitment to diversity and inclusion; and
- providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet and substantial available liquidity of $4.9 billion as at December 31, 2022. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP program, and long-term debt. We also owned approximately $1,200 million of marketable equity securities in publicly traded companies as at December 31, 2022.

The following information is forward-looking and should be read in conjunction with "About Forward-Looking Information", "Financial and Operating Guidance", "Risks and Uncertainties Affecting our Business", and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

The Shaw Transaction has had, and will continue to have, a significant impact on our capital structure as we issued US$7.05 billion and $4.25 billion of debt in March 2022 (see "Managing our Liquidity and Financial Resources") to partially fund the cash consideration of the Shaw Transaction; however, we expect we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2023, including the Shaw Transaction, funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank facilities or debt issued, including, for the purposes of the Shaw Transaction as necessary, the $12.8 billion restricted cash and cash equivalents and the $6 billion term loan facility. As at December 31, 2022, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements through cash provided by operating activities and additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI's Class B Non-Voting common shares (Class B Non-Voting Shares) are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 2.0 million shares in 2022. In addition, RCI's Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2022, each share paid an annualized dividend of $2.00.

2022 Financial Results

See "Accounting Policies" in this MD&A and the notes to our 2022 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See "Key Performance Indicators" and "Non-GAAP and Other Financial Measures" for more information.

SUMMARY OF CONSOLIDATED RESULTS

		Years ended December 31	
(In millions of dollars, except margins and per share amounts)	**2022**	2021	% Chg
Revenue			
Wireless	**9,197**	8,768	5
Cable	**4,071**	4,072	–
Media	**2,277**	1,975	15
Corporate items and intercompany eliminations	**(149)**	(160)	(7)
Revenue	**15,396**	14,655	5
Total service revenue [1]	**13,305**	12,533	6
Adjusted EBITDA			
Wireless	**4,469**	4,214	6
Cable	**2,058**	2,013	2
Media	**69**	(127)	n/m
Corporate items and intercompany eliminations	**(203)**	(213)	(5)
Adjusted EBITDA	**6,393**	5,887	9
Adjusted EBITDA margin	**41.5%**	40.2%	1.3 pts
Net income	**1,680**	1,558	8
Basic earnings per share	**$ 3.33**	$ 3.09	8
Diluted earnings per share	**$ 3.32**	$ 3.07	8
Adjusted net income	**1,915**	1,803	6
Adjusted basic earnings per share	**$ 3.79**	$ 3.57	6
Adjusted diluted earnings per share [2]	**$ 3.78**	$ 3.56	6
Capital expenditures	**3,075**	2,788	10
Cash provided by operating activities	**4,493**	4,161	8
Free cash flow	**1,773**	1,671	6
Free cash flow excluding Shaw financing	**1,985**	1,671	19

[1] As defined. See "Key Performance Indicators".

[2] Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

KEY CHANGES IN FINANCIAL RESULTS YEAR OVER YEAR

REVENUE

Wireless service revenue increased this year, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were removed, and a larger postpaid mobile phone subscriber base, partially offset by credits granted to subscribers relating to the July network outage. Wireless equipment revenue decreased this year as a result of fewer of our new subscribers purchasing devices and fewer device upgrades by existing subscribers.

Cable revenue was in line with 2021, primarily as a result of increased competitive promotional activity and credits granted to subscribers relating to the July network outage, offset by service pricing changes made in the first quarter and an increase in total customer relationships.

Media revenue increased this year, primarily as a result of higher Toronto Blue Jays revenue, driven by the increase to full audience capacity for the full year at the Rogers Centre, and higher advertising revenue, partially offset by lower Today's Shopping Choice revenue.

ADJUSTED EBITDA

Consolidated adjusted EBITDA increased this year, primarily due to increases in Wireless and Cable adjusted EBITDA, which led to an adjusted EBITDA margin of 41.5%.

Wireless adjusted EBITDA increased this year, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to a Wireless adjusted EBITDA service margin of 62.7%.

Cable adjusted EBITDA increased this year, primarily as a result of lower operating expenses due to recognized cost efficiencies, which led to a Cable adjusted EBITDA margin of 50.6%.

Media adjusted EBITDA increased this year, primarily as a result of higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll costs and higher production and other operating costs as a result of increased activities as COVID-19 restrictions were removed.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income increased this year, primarily as a result of higher adjusted EBITDA, partially offset by higher finance costs attributable to the Shaw senior note financing.

WIRELESS

ROGERS IS CANADA'S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2022, we had:
- approximately 10.6 million wireless mobile phone subscribers; and
- approximately 30% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	**2022**	2021	% Chg
Revenue			
Service revenue	**7,131**	6,666	7
Equipment revenue	**2,066**	2,102	(2)
Revenue	**9,197**	8,768	5
Operating expenses			
Cost of equipment	**2,115**	2,142	(1)
Other operating expenses	**2,613**	2,412	8
Operating expenses	**4,728**	4,554	4
Adjusted EBITDA	**4,469**	4,214	6
Adjusted EBITDA service margin [1]	**62.7%**	63.2%	(0.5 pts)
Adjusted EBITDA margin [2]	**48.6%**	48.1%	0.5 pts
Capital expenditures	**1,758**	1,515	16

[1] Calculated using service revenue.
[2] Calculated using total revenue.

WIRELESS SUBSCRIBER RESULTS [1]

	Years ended December 31		
(In thousands, except churn and mobile phone ARPU)	**2022**	2021	Chg
Postpaid mobile phone			
Gross additions	**1,523**	1,304	219
Net additions	**545**	403	142
Total postpaid mobile phone subscribers [2]	**9,392**	8,847	545
Churn (monthly)	**0.90%**	0.88%	0.02 pts
Prepaid mobile phone			
Gross additions	**796**	512	284
Net additions	**89**	(94)	183
Total prepaid mobile phone subscribers [2]	**1,255**	1,166	89
Churn (monthly)	**4.90%**	4.20%	0.70 pts
Mobile phone ARPU (monthly)	**$ 57.89**	$ 56.83	$ 1.06

[1] Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
[2] As at end of period.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue
Service revenue includes revenue derived from voice and data services from:
- postpaid and prepaid monthly fees;
- data usage;
- airtime;
- long distance charges;
- essential services charges;
- inbound and outbound roaming charges; and
- certain other fees and charges.

The 7% increase in service revenue this year was a result of:
- higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
- a larger mobile phone subscriber base; partially offset by
- credits granted to subscribers relating to the July network outage.

The 2% increase in mobile phone ARPU was primarily a result of the increased roaming revenue.

The increases in gross and net additions to our postpaid subscriber base were a result of strong operating performance, an increase in market activity by Canadians, and increasing immigration levels with the continuing improvement of the economy as the COVID-19 environment improved.

Equipment revenue
Equipment revenue includes revenue from sales of mobile devices to subscribers through fulfillment by Wireless' customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 2% decrease in equipment revenue this year was a result of:
- fewer of our new subscribers purchasing devices; and
- fewer device upgrades by existing customers; partially offset by
- lower promotional activity.

OPERATING EXPENSES

We record operating expenses in two categories:
- the cost of wireless devices and equipment; and
- all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 1% decrease in the cost of equipment this year was a result of:
- fewer of our new subscribers purchasing devices; and
- fewer device upgrades by existing customers; partially offset by
- a continued shift in the product mix towards higher-value devices.

The 8% increase in other operating expenses this year was primarily a result of higher costs associated with the increased revenue, which included increased roaming, commissions, and advertising.

ADJUSTED EBITDA

The 6% increase in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

CABLE

ONE OF CANADA'S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2022, we had:
- approximately 2.3 million retail Internet subscribers;
- approximately 1.5 million Video subscribers; and
- a network passing approximately 4.8 million homes in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	**2022**	2021	% Chg
Revenue			
Service revenue	**4,046**	4,052	–
Equipment revenue	**25**	20	25
Revenue	**4,071**	4,072	–
Operating expenses	**2,013**	2,059	(2)
Adjusted EBITDA	**2,058**	2,013	2
Adjusted EBITDA margin	**50.6%**	49.4%	1.2 pts
Capital expenditures	**1,019**	913	12

CABLE SUBSCRIBER RESULTS [1]

(In thousands, except ARPA and penetration)	Years ended December 31		
	2022	2021	Chg
Homes passed [2]	**4,804**	4,700	104
Customer relationships			
Net additions	**6**	31	(25)
Total customer relationships [2,3]	**2,590**	2,581	9
ARPA (monthly)	**$130.12**	$132.58	($ 2.46)
Penetration [2]	**53.9%**	54.9%	(1.0 pts)
Retail Internet			
Net additions	**52**	71	(19)
Total retail Internet subscribers [2,3]	**2,284**	2,229	55
Video			
Net additions (losses)	**32**	(9)	41
Total Video subscribers [2,3]	**1,525**	1,491	34
Smart Home Monitoring			
Net losses	**(12)**	(18)	6
Total Smart Home Monitoring subscribers [2]	**101**	113	(12)
Home Phone			
Net losses	**(76)**	(90)	14
Total Home Phone subscribers [2,3]	**836**	911	(75)

[1] Subscriber results are key performance indicators. See "Key Performance Indicators".

[2] As at end of period.

[3] On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for December 31, 2022.

REVENUE

Service revenue

Service revenue includes revenue derived from:
- monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
- monthly service revenue from our smart home monitoring products;
- modem, television set-top box, and other equipment rental fees;
- IPTV and digital cable services, such as:
  - basic service fees;
  - tier service fees;
  - access fees for use of channel capacity by third parties; and
  - premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees;
- monthly service fees;
- calling features, such as voicemail, call waiting, and caller ID; and
- long distance calling.

Cable service revenue was in line with 2021 as a result of:
- increased competitive promotional activity;
- credits granted to subscribers relating to the July network outage; and
- declines in our Home Phone and Smart Home Monitoring subscriber bases; offset by
- service pricing changes made in the first quarter; and
- the increase in total customer relationships over the past year, due to growth in our retail Internet and Video subscriber bases.

The lower customer relationship net additions, the lower retail Internet net additions, and the lower ARPA this year were a result of increased competitive promotional activity throughout the latter half of the year.

Equipment revenue

Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and smart home monitoring equipment. The increase in equipment revenue this year was a result of higher Ignite equipment sales.

OPERATING EXPENSES

We record Cable operating expenses in three categories:
- the cost of programming;
- the cost of equipment revenue (including smart home monitoring equipment); and
- all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 2% decrease in operating expenses this year was a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers.

ADJUSTED EBITDA

The 2% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:
- sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
- our exclusive national 12-year NHL Agreement, which runs through the 2025-2026 season;
- category-leading television and radio broadcasting properties;
- multi-platform televised and online shopping; and
- digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31		
(In millions of dollars, except margins)	**2022**	2021	% Chg
Revenue	**2,277**	1,975	15
Operating expenses	**2,208**	2,102	5
Adjusted EBITDA	**69**	(127)	(154)
Adjusted EBITDA margin	**3.0%**	(6.4)%	9.4 pts
Capital expenditures	**142**	115	23

REVENUE

Media revenue is earned from:
- advertising sales across its television, radio, and digital media properties;
- subscriptions to televised and OTT products;
- ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
- retail product sales.

The 15% increase in revenue this year was a result of:
- higher sports-related revenue, including:
  - higher Toronto Blue Jays revenue, primarily as a result of increased attendance from strong team performance and the availability for fan attendance to reach full capacity at the Rogers Centre as COVID-19 restrictions were removed and a distribution from MLB; and
  - negotiation of certain content rates; and
- higher advertising revenue due to the continuing improvement of the economy as the COVID-19 environment improved and increased sports betting; partially offset by
- lower Today's Shopping Choice revenue.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:
- the cost of broadcast content, including sports programming and production;
- Toronto Blue Jays player compensation;
- the cost of retail products sold; and
- all other expenses involved in day-to-day operations.

The 5% increase in operating expenses this year was a result of:
- higher Toronto Blue Jays expenses, including player payroll, and game day costs due to increased attendance from strong team performance and the availability for fan attendance to reach full capacity at the Rogers Centre; and
- higher production and other general operating costs as a result of increased activities as COVID-19 restrictions were removed; partially offset by
- lower Today's Shopping Choice costs in line with the lower revenue.

ADJUSTED EBITDA

The increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See "Managing our Liquidity and Financial Resources", "Key Performance Indicators", and "Non-GAAP and Other Financial Measures" for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31		
	2022	2021	% Chg
Wireless	**1,758**	1,515	16
Cable	**1,019**	913	12
Media	**142**	115	23
Corporate	**156**	245	(36)
Capital expenditures [1]	**3,075**	2,788	10
Capital intensity [2]	**20.0%**	19.0%	1.0 pts

[1] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2] Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to deliver world-class connectivity to Canadian consumers and businesses. As we continually work towards this, we spent more on our wireless and wireline networks this year than we have in the past several years. This year, we continued to roll out our 5G network, the largest 5G network in Canada, across the country. We also continued to invest in fibre deployments, including FTTH, in our cable network and we expanded our network footprint to reach more homes and businesses.

On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels. We will continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

WIRELESS

The increase in capital expenditures in Wireless this year was a result of investments made to upgrade and expand our wireless network. We deployed 3500 MHz spectrum licences in several cities across Canada, including Toronto, Montreal, Vancouver, Calgary, Edmonton, and Halifax, among others. The ongoing deployment of 3500 MHz spectrum substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

CABLE

The increase in capital expenditures in Cable this year reflect continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more engaging customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, which will offer increased network resilience and stability along with faster download speeds over time.

MEDIA

The increase in capital expenditures this year was primarily a result of higher Toronto Blue Jays stadium infrastructure expenditures, partially offset by lower broadcast infrastructure expenditures, relating to investments in new production studios in the prior year.

CORPORATE

The decrease in corporate capital expenditures this year was a result of lower investments in our corporate information technology infrastructure.

CAPITAL INTENSITY

Capital intensity increased this year as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31		
(In millions of dollars)	**2022**	2021	% Chg
Adjusted EBITDA	**6,393**	5,887	9
Deduct (add):			
Depreciation and amortization	**2,576**	2,585	–
Restructuring, acquisition and other	**310**	324	(4)
Finance costs	**1,233**	849	45
Other (income) expense	**(15)**	2	n/m
Income tax expense	**609**	569	7
Net income	**1,680**	1,558	8

ADJUSTED EBITDA

See "Key Changes in Financial Results Year Over Year" for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31		
(In millions of dollars)	**2022**	2021	% Chg
Depreciation of property, plant and equipment	**2,281**	2,322	(2)
Depreciation of right-of-use assets	**274**	246	11
Amortization	**21**	17	24
Total depreciation and amortization	**2,576**	2,585	–

RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2022, we incurred $310 million (2021 – $324 million) in restructuring, acquisition and other expenses, which included $192 million (2021 – $137 million) of incremental costs supporting acquisition and integration activities related to the Shaw Transaction, including certain costs related to the committed credit facility (which was terminated during the first quarter).

The remaining costs in 2022 were primarily severance costs associated with the targeted restructuring of our employee base. The remaining costs in 2021 were primarily severance costs associated with the targeted restructuring of our employee base, certain contract termination costs, incremental, temporary costs incurred in response to COVID-19, and other costs.

FINANCE COSTS

	Years ended December 31		
(In millions of dollars)	**2022**	2021	% Chg
Interest on borrowings	**907**	745	22
Interest on Shaw senior note financing	**447**	–	–
Total interest on borrowings [1]	**1,354**	745	82
Interest earned on restricted cash and cash equivalents	**(235)**	–	–
Interest on borrowings, net	**1,119**	745	(1)
Interest on lease liabilities	**80**	74	(1)
Interest on post-employment benefits liability	**(1)**	14	n/m
Loss on foreign exchange	**127**	10	n/m
Change in fair value of derivative instruments	**(126)**	(6)	n/m
Capitalized interest	**(29)**	(17)	71
Deferred transaction costs and other	**63**	29	117
Total finance costs	**1,233**	849	45

[1] Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 45% increase in finance costs this year was primarily due to an increase in net interest borrowings this year as a result of new debt issued, primarily associated with the completion of our long-term financing for the Shaw Transaction, to support our acquisition of 3500 MHz spectrum licences in late 2021, and to fund certain debt maturities, including:

- the issuance of $2 billion subordinated notes in December 2021;
- the issuance of US$750 million subordinated notes in February 2022; and
- the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022.

Foreign exchange and change in fair value of derivative instruments
We recognized $127 million in net foreign exchange losses in 2022 (2021 – $10 million in net losses). These losses were primarily attributed to our US$1 billion senior notes due 2025 and our US CP program borrowings. In 2021, the losses were primarily attributed to our US CP program borrowings.

These foreign exchange losses were offset by the $126 million gain related to the change in fair value of derivatives (2021 – $6 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

See "Managing our Liquidity and Financial Resources" for more information about our debt and related finance costs.

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31	
(In millions of dollars, except tax rates)	2022	2021
Statutory income tax rate	26.5%	26.5%
Income before income tax expense	2,289	2,127
Computed income tax expense	607	564
Increase (decrease) in income tax expense resulting from:		
Non-deductible stock-based compensation	10	1
Non-deductible portion of equity losses	9	12
Non-taxable portion of capital gains	(5)	–
Non-taxable income from security investments	(12)	(11)
Other items	–	3
Total income tax expense	609	569
Effective income tax rate	26.6%	26.8%
Cash income taxes paid	455	700

Our effective income tax rate this year was 26.6% compared to 26.8% for 2021. The effective income tax rate for 2022 and 2021 approximated the statutory income tax rate.

Cash income taxes paid decreased this year as 2021 tax installments included a final 2020 amount arising from our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

NET INCOME

Net income was 8% higher than last year. See "Key Changes in Financial Results Year Over Year" for more information.

(In millions of dollars, except per share amounts)	Years ended December 31		
	2022	2021	% Chg
Net income	1,680	1,558	8
Basic earnings per share	$ 3.33	$ 3.09	8
Diluted earnings per share	$ 3.32	$ 3.07	8

ADJUSTED NET INCOME

Adjusted net income was 6% higher compared to 2021, primarily as a result of higher adjusted EBITDA, partially offset by higher finance costs.

(In millions of dollars, except per share amounts)	Years ended December 31		
	2022	2021	% Chg
Adjusted EBITDA	6,393	5,887	9
Deduct (add):			
Depreciation and amortization	2,576	2,585	–
Finance costs	1,233	849	45
Other (income) expense	(15)	2	n/m
Income tax expense [1]	684	648	6
Adjusted net income	1,915	1,803	6
Adjusted basic earnings per share	$ 3.79	$ 3.57	6
Adjusted diluted earnings per share	$ 3.78	$ 3.56	6

[1] Income tax expense above excludes a $75 million recovery (2021 – $79 million recovery) for the year ended December 31, 2022 related to the income tax impact for adjusted items.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2022, we had approximately 22,000 employees (2021 – 23,000) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2022 were $2,226 million (2021 – $2,181 million).

2021 FULL-YEAR RESULTS COMPARED TO 2020

(In millions of dollars, except margins)	Years ended December 31		
	2021	2020	% Chg
Revenue			
Wireless	8,768	8,530	3
Cable	4,072	3,946	3
Media	1,975	1,606	23
Corporate items and intercompany eliminations	(160)	(166)	(4)
Revenue	14,655	13,916	5
Total service revenue	12,533	11,955	5
Adjusted EBITDA			
Wireless	4,214	4,067	4
Cable	2,013	1,935	4
Media	(127)	51	n/m
Corporate items and intercompany eliminations	(213)	(196)	9
Adjusted EBITDA	5,887	5,857	1
Adjusted EBITDA margin	40.2%	42.1%	(1.9 pts)
Net income	1,558	1,592	(2)
Adjusted net income	1,803	1,725	5

Revenue
Consolidated revenue increased by 5% in 2021, driven by a revenue increase of 3% in Wireless, a 3% increase in Cable, and a 23% increase in Media.

Wireless service revenue increased as a result of a larger postpaid subscriber base and higher roaming revenue, as COVID-19-related global travel restrictions in 2021 were generally less strict than in 2020, partially offset by lower overage revenue. Wireless equipment revenue increased as a result of higher device upgrades by existing customers and a shift in the product mix towards higher-value devices, partially offset by fewer of our new subscribers purchasing devices.

Cable revenue increased by 3% as a result of the movement of Internet customers to higher speed and usage tiers, the increases in our Internet and Ignite TV subscriber bases, and disciplined promotional activity and Internet service pricing changes in late 2020, partially offset by declines in our legacy television and home phone subscriber bases.

Media revenue increased by 23% as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, shifting revenue to 2021, and higher Toronto Blue Jays attendance-related revenue as COVID-19 restrictions eased and fan attendance was permitted.

Adjusted EBITDA
Consolidated adjusted EBITDA increased in 2021 to $5,887 million, primarily due to 4% increases in Wireless and Cable adjusted EBITDA, partially offset by the decrease in Media adjusted EBITDA, with a consolidated adjusted EBITDA margin of 40%.

Wireless adjusted EBITDA Increased 4% as a result of the flow-through impact of the aforementioned increases in revenue and lower bad debt expense. Although a decrease from 2020, the ongoing long-term shift to customers financing their device purchases is reflected in the general improvement in our equipment margin.

Cable adjusted EBITDA increased by 4% in 2021 as a result of higher revenue, as discussed above.

Media adjusted EBITDA decreased by $178 million, primarily as a result of higher programming and production costs as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, higher general operating costs as a result of the resumption of sports and increased activities as COVID-19 restrictions eased, and higher Toronto Blue Jays player payroll and game day costs, partially offset by higher revenue as discussed above.

Net income and adjusted net income
Adjusted net income increased 5% in 2021 primarily as a result of the increase in adjusted EBITDA and lower finance costs. Net income decreased 2% in 2021 primarily as a result of higher restructuring, acquisition and other costs attributable to the Shaw Transaction.

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2022 and 2021.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars, except per share amounts)	2022 Full Year	Q4	Q3	Q2	Q1	2021 Full Year	Q4	Q3	Q2	Q1
Revenue										
Wireless	9,197	2,578	2,267	2,212	2,140	8,768	2,415	2,215	2,064	2,074
Cable	4,071	1,019	975	1,041	1,036	4,072	1,023	1,016	1,013	1,020
Media	2,277	606	530	659	482	1,975	516	473	546	440
Corporate items and intercompany eliminations	(149)	(37)	(29)	(44)	(39)	(160)	(35)	(38)	(41)	(46)
Total revenue	15,396	4,166	3,743	3,868	3,619	14,655	3,919	3,666	3,582	3,488
Total service revenue	13,305	3,436	3,230	3,443	3,196	12,533	3,232	3,149	3,131	3,021
Adjusted EBITDA										
Wireless	4,469	1,173	1,093	1,118	1,085	4,214	1,086	1,107	1,008	1,013
Cable	2,058	522	465	520	551	2,013	518	516	492	487
Media	69	57	76	2	(66)	(127)	(26)	33	(75)	(59)
Corporate items and intercompany eliminations	(203)	(73)	(51)	(48)	(31)	(213)	(56)	(56)	(51)	(50)
Adjusted EBITDA	6,393	1,679	1,583	1,592	1,539	5,887	1,522	1,600	1,374	1,391
Deduct (add):										
Depreciation and amortization	2,576	648	644	638	646	2,585	658	642	647	638
Restructuring, acquisition and other	310	58	85	71	96	324	101	63	115	45
Finance costs	1,233	287	331	357	258	849	218	207	206	218
Other (income) expense	(15)	(10)	19	(18)	(6)	2	(12)	20	(7)	1
Net income before income tax expense	2,289	696	504	544	545	2,127	557	668	413	489
Income tax expense	609	188	133	135	153	569	152	178	111	128
Net income	1,680	508	371	409	392	1,558	405	490	302	361
Earnings per share:										
Basic	$ 3.33	$ 1.01	$ 0.73	$ 0.81	$ 0.78	$ 3.09	$ 0.80	$ 0.97	$ 0.60	$ 0.71
Diluted	$ 3.32	$ 1.00	$ 0.71	$ 0.76	$ 0.77	$ 3.07	$ 0.80	$ 0.94	$ 0.60	$ 0.70
Net income	1,680	508	371	409	392	1,558	405	490	302	361
Add (deduct):										
Restructuring, acquisition and other	310	58	85	71	96	324	101	63	115	45
Income tax impact of above items	(75)	(12)	(20)	(17)	(26)	(79)	(20)	(17)	(30)	(12)
Adjusted net income	1,915	554	436	463	462	1,803	486	536	387	394
Adjusted earnings per share:										
Basic	$ 3.79	$ 1.10	$ 0.86	$ 0.92	$ 0.91	$ 3.57	$ 0.96	$ 1.06	$ 0.77	$ 0.78
Diluted	$ 3.78	$ 1.09	$ 0.84	$ 0.86	$ 0.91	$ 3.56	$ 0.96	$ 1.03	$ 0.76	$ 0.77
Capital expenditures	3,075	776	872	778	649	2,788	846	739	719	484
Cash provided by operating activities	4,493	1,145	1,216	1,319	813	4,161	1,147	1,319	1,016	679
Free cash flow	1,773	635	279	344	515	1,671	468	507	302	394
Free cash flow excluding Shaw financing	1,985	644	347	451	543	1,671	468	507	302	394

FOURTH QUARTER 2022 RESULTS

Results commentary in "Fourth Quarter 2022 Results" compares the fourth quarter of 2022 with the fourth quarter of 2021.

Revenue
Total revenue and total service revenue each increased by 6% in the fourth quarter, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% in the fourth quarter, primarily as a result of higher roaming revenue associated with increased travel, as COVID-19-related global travel restrictions were removed, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue increased by 6%, as a result of higher device upgrades by existing customers, and a continued shift in the product mix towards higher-value devices.

Cable service revenue was stable in the fourth quarter, primarily as a result of increased competitive promotional activity, offset by service pricing changes made in the first quarter and an increase in total customer relationships.

Media revenue increased by 17% in the fourth quarter, primarily as a result of higher sports-related revenue, including higher Toronto Blue Jays revenue, and higher advertising revenue, partially offset by lower Today's Shopping Choice revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 10% in the fourth quarter and our adjusted EBITDA margin increased by 150 basis primarily due to increases in Wireless and Media adjusted EBITDA.

Wireless adjusted EBITDA increased by 8%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to a Wireless adjusted EBITDA service margin of 63.2%.

Cable adjusted EBITDA increased by 1%, primarily as a result lower operating expenses due to recognized cost efficiencies. This gave rise to a Cable adjusted EBITDA margin of 51.2%.

Media adjusted EBITDA increased by $83 million in the fourth quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased in the fourth quarter by 25% and 14%, respectively, primarily as a result of higher adjusted EBITDA, partially offset by higher income taxes and higher finance costs attributable to the Shaw senior note financing.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

COVID-19 affected our operating results in 2021 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the reduced customer travel due to global travel restrictions resulted in lower-than-pre-pandemic roaming revenue. In Media, due to postponed and condensed NBA and NHL seasons, sports-related revenue and expenses, such as programming rights amortization, were recognized at different points in time than is typical. Furthermore, the Toronto Blue Jays being able to allow limited game-day attendance impacted revenue and operating expenses. In 2022, COVID-19 did not have a material impact on our operating results.

We do not expect COVID-19 to continue to significantly affect our operating results in 2023 and there is less uncertainty surrounding the duration and potential outcomes of COVID-19.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, restructuring, acquisition and other costs, impairment of assets, and changes in income tax expense.

Wireless
Trends affecting both Wireless revenue and adjusted EBITDA reflect:
- the growing number of wireless subscribers;
- greater usage of wireless data;
- a shift to consumers financing higher-value devices, along with ongoing disciplined promotional activity; partially offset by
- fewer new subscribers purchasing devices and fewer device upgrades by existing customers; and
- decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
- lower overage revenue as customers continue to adopt our unlimited data plans.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers, reflected in the increasing proportion of postpaid subscribers relative to prepaid subscribers. Prepaid plans have also evolved to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless

roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable
Trends affecting Cable service revenue primarily reflect:
• higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans;
• customers adopting Ignite TV;
• general service pricing increases; and
• the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by
• competitive losses of legacy Television and Phone subscribers;
• Television subscribers downgrading their service plans; and
• lower additional usage of our products and services as service plans are increasingly bundling more features, such as a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:
• higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
• the shift to a self-install model for most of our Cable products; partially offset by
• higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable's operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:
• university and college students who live in residence moving out early in the second quarter and cancelling their service as well as students moving in late in the third quarter and signing up for cable service;
• individuals temporarily suspending service for extended vacations or seasonal relocations;
• the timing of service pricing changes; and
• the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our business customers do not generally have any unique seasonal aspects.

Media
Trends affecting Media revenue and adjusted EBITDA are generally the result of:
• fluctuations in advertising and consumer market conditions;
• subscriber rate increases;

• higher sports and rights costs, including increases as we move further along in our NHL Agreement;
• general cord shaving and cord cutting by television subscribers regardless of service provider; and
• continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:
• periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;
• the MLB season, where:
  • games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
  • revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and
  • programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
• the NHL season, where:
  • regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
  • programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
  • advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses
Depreciation and amortization trails capital expenditures and is expected to trend upward as a result of an increase in our capital expenditures and general depreciable asset base, related significantly to the ongoing expansions of our wireless and cable networks. The increasing trend is a direct result of increasing capital expenditures as we upgraded our wireless network for 5G services and our service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0 for our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31

(In millions of dollars)	2022	2021	$ Chg	% Chg	Explanation of significant changes
Assets					
Current assets:					
Cash and cash equivalents	**463**	715	(252)	(35)	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	**12,837**	–	12,837	–	Reflects the restrictions on use of, and liquidity maintenance on, the proceeds received from our issuance of the Shaw senior note financing.
Accounts receivable	**4,184**	3,847	337	9	Primarily reflects an increase in financing receivables and in trade accounts receivable associated with higher revenue.
Inventories	**438**	535	(97)	(18)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	**111**	115	(4)	(3)	n/m
Other current assets	**561**	497	64	13	n/m
Current portion of derivative instruments	**689**	120	569	n/m	Primarily reflects the reclassification to current of our debt derivatives related to our US$500 million senior notes due March 2023 and our US$850 million senior notes due October 2023, partially offset by the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Total current assets	**19,283**	5,829	13,454	n/m	
Property, plant and equipment	**15,574**	14,666	908	6	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	**12,251**	12,281	(30)	–	n/m
Investments	**2,088**	2,493	(405)	(16)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	**861**	1,431	(570)	(40)	Primarily reflects the reclassification to current of our debt derivatives related to our US$500 million senior notes due March 2023 and our US$850 million senior notes due October 2023, partially offset by the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	**886**	854	32	4	n/m
Other long-term assets	**681**	385	296	77	Primarily reflects an increase in pension assets.
Goodwill	**4,031**	4,024	7	–	n/m
Total assets	**55,655**	41,963	13,692	33	
Liabilities and shareholders' equity					
Current liabilities:					
Short-term borrowings	**2,985**	2,200	785	36	Reflects increases in borrowings under our receivables securitization program and our non-revolving credit facilities.
Accounts payable and accrued liabilities	**3,722**	3,416	306	9	Reflects an increase due to the additional consent fee on the SMR notes.
Income tax payable	**–**	115	(115)	(100)	Reflects a decrease in taxes owed as a result of tax installments paid.
Other current liabilities	**252**	607	(355)	(58)	Primarily reflects the termination of our interest rate derivatives upon issuance of our senior and subordinated notes and the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Contract liabilities	**400**	394	6	2	n/m
Current portion of long-term debt	**1,828**	1,551	277	18	Reflects the repayment of US$750 million senior notes in March 2022 and $600 million senior notes in June 2022, partially offset by the reclassification to current of our US$500 million senior notes due March 2023 and our US$850 million senior notes due October 2023.
Current portion of lease liabilities	**362**	336	26	8	n/m
Total current liabilities	**9,549**	8,619	930	11	
Provisions	**53**	50	3	6	n/m
Long-term debt	**29,905**	17,137	12,768	75	Primarily reflects the issuances of our US$750 million subordinated notes and $4.25 billion and US$7.05 billion in senior notes, partially offset by a reclassification to current of our US$500 million senior notes due March 2023 and our US$850 million senior notes due October 2023.
Lease liabilities	**1,666**	1,621	45	3	Reflects liabilities related to new leases.
Other long-term liabilities	**738**	565	173	31	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment.
Deferred tax liabilities	**3,652**	3,439	213	6	n/m
Total liabilities	**45,563**	31,431	14,132	45	
Shareholders' equity	**10,092**	10,532	(440)	(4)	Reflects changes in retained earnings and equity reserves.
Total liabilities and shareholders' equity	**55,655**	41,963	13,692	33	

Managing our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	**6,154**	5,626
Change in net operating assets and liabilities	**(152)**	37
Income taxes paid	**(455)**	(700)
Interest paid, net	**(1,054)**	(802)
Cash provided by operating activities	**4,493**	4,161
Investing activities:		
Capital expenditures	**(3,075)**	(2,788)
Additions to program rights	**(47)**	(54)
Changes in non-cash working capital related to capital expenditures and intangible assets	**(200)**	67
Acquisitions and other strategic transactions, net of cash acquired	**(9)**	(3,404)
Other	**68**	46
Cash used in investing activities	**(3,263)**	(6,133)
Financing activities:		
Net proceeds received from short-term borrowings	**707**	971
Net issuance of long-term debt	**12,711**	550
Net payments on settlement of debt derivatives and forward contracts	**(11)**	(8)
Transaction costs incurred	**(726)**	(31)
Principal payments of lease liabilities	**(316)**	(269)
Dividends paid	**(1,010)**	(1,010)
Cash provided by financing activities	**11,355**	203
Change in cash and cash equivalents and restricted cash and cash equivalents	**12,585**	(1,769)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of year	**715**	2,484
Cash and cash equivalents and restricted cash and cash equivalents, end of year	**13,300**	715
Cash and cash equivalents	**463**	715
Restricted cash and cash equivalents	**12,837**	–
Cash and cash equivalents and restricted cash and cash equivalents, end of year	**13,300**	715

OPERATING ACTIVITIES

The 8% increase in cash provided by operating activities this year was primarily a result of higher adjusted EBITDA as well as the impact of lower income taxes paid, partially offset by higher investment in net operating assets, mainly higher accounts receivable associated with the increase in revenue, and higher interest paid, related to the Shaw senior note financing.

INVESTING ACTIVITIES

Capital expenditures
We spent $3,075 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 10% higher than 2021. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
In 2021, we paid $3.3 billion for the acquisition of 3500 MHz spectrum licences and also made four individually immaterial acquisitions complementary to our existing lines of business in Cable and Media.

FINANCING ACTIVITIES

This year, we received net amounts of $12,681 million (2021 – received net amounts of $1,482 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs. The receipts reflect new debt issued primarily associated with the completion of our long-term financing for the Shaw Transaction. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US CP program. Below is a summary of our short-term borrowings as at December 31, 2022 and 2021.

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Receivables securitization program	**2,400**	800
US commercial paper program (net of the discount on issuance)	**214**	893
Non-revolving credit facility borrowings	**371**	507
Total short-term borrowings	**2,985**	2,200

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from receivables securitization			**1,600**			150
Net proceeds received from receivables securitization			**1,600**			150
Proceeds received from US commercial paper	**6,745**	**1.302**	**8,781**	2,568	1.260	3,235
Repayment of US commercial paper	**(7,303)**	**1.306**	**(9,537)**	(2,314)	1.259	(2,914)
Net (repayment of) proceeds received from US commercial paper			**(756)**			321
Proceeds received from non-revolving credit facilities (Cdn$)			**865**			–
Proceeds received from non-revolving credit facilities (US$)	**–**	**–**	**–**	1,200	1.253	1,503
Total proceeds received from non-revolving credit facilities			**865**			1,503
Repayment of non-revolving credit facilities (Cdn$)			**(495)**			–
Repayment of non-revolving credit facilities (US$)	**(400)**	**1.268**	**(507)**	(800)	1.254	(1,003)
Total repayment of non-revolving credit facilities			**(1,002)**			(1,003)
Net (repayment of) proceeds received from non-revolving credit facilities			**(137)**			500
Net proceeds received from short-term borrowings			**707**			971

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion. We will continue to service the receivables and they will continue to be recorded as "accounts receivable" or "financing receivables", as applicable, on our 2022 Consolidated Statements of Financial Position.

The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of April 25, 2024. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from

1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See "Financial Condition" for more information.

Concurrent with our US CP issuances and non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it is drawn. Any borrowings under these facilities will be recorded as "short-term borrowings" as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank

equally in right of payment with all of our senior notes and debentures. As at December 31, 2022, we had borrowed $375 million, and received $370 million net of the discount on issuance, under the facility maturing in December 2023. In January 2023, we borrowed US$273 million under the facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we have fully drawn on the facilities.

In June 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that matured in June 2022. Borrowings under these facilities were recorded as "short-term borrowings". Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with

all of our senior notes and debentures. In December 2021, we terminated the undrawn non-revolving credit facilities with an aggregate limit of US$1.2 billion. In February 2022, we repaid the outstanding US$400 million and terminated the facility.

In March 2021, in connection with the Shaw Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. As a result of entering into the term loan facility (see "Long-term debt" below), this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see "Long-term debt" below) during the first quarter of 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Senior note issuances (Cdn$)			**4,250**			–
Senior note issuances (US$)	**7,050**	**1.284**	**9,054**	–	–	–
Total senior note issuances			**13,304**			–
Senior note repayments (Cdn$)			**(600)**			(1,450)
Senior note repayments (US$)	**(750)**	**1.259**	**(944)**	–	–	–
Total senior note repayments			**(1,544)**			(1,450)
Net issuance (repayment) of senior notes			**11,760**			(1,450)
Subordinated note issuances (Cdn$)			**–**			2,000
Subordinated note issuances (US$)	**750**	**1.268**	**951**	–	–	–
Total subordinated note issuances			**951**			2,000
Net issuance of long-term debt			**12,711**			550

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Long-term debt net of transaction costs, beginning of year	**18,688**	18,201
Net issuance of long-term debt	**12,711**	550
Loss (gain) on foreign exchange	**1,271**	(50)
Deferred transaction costs incurred	**(988)**	(31)
Amortization of deferred transaction costs	**51**	18
Long-term debt net of transaction costs, end of year	**31,733**	18,688

In the first quarter, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at December 31, 2022, we had not drawn on the credit facility.

In April 2021, we entered into a $6 billion term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Shaw Transaction. The first tranche matures three years after the Shaw Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. The interest rate

charged on borrowings from the term loan facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.65% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate. In May 2022, we extended the drawdown period of the term loan facility to December 31, 2022. In September 2022, we further extended the drawdown period to December 31, 2023.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche from

September 2023 to April 2026 and the $1 billion tranche from September 2022 to April 2024. In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026 and the $1 billion tranche to January 2026, from April 2024.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes that we issued in 2022 and 2021. In 2022, substantially all of the proceeds were recognized in our "restricted cash and cash equivalents". In 2021, the proceeds were used to partially fund the purchase of 3500 MHz spectrum licences.

(In millions of dollars, except interest rates and discounts)						Transaction costs and discounts [2] (Cdn$)	
Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]
2022 issuances							
February 11, 2022 (subordinated) [4]	US 750	2082	5.250%	At par	951	13	–
March 11, 2022 (senior) [5]	US 1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)	1,250	2025	3.100%	99.924%	1,250	7	–
March 11, 2022 (senior)	US 1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)	1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US 2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)	1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US 750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US 2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)	1,000	2052	5.250%	99.483%	1,000	12	62
2021 issuance							
December 17, 2021 (subordinated) [4]	2,000	2081	5.000%	At par	2,000	20	–

[1] Gross proceeds before transaction costs, discounts, and premiums.

[2] Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3] Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.

[4] Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period.

[5] The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars at a fixed interest rate. See "Financial Risk Management" for more information.

The issued senior and subordinated notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, subordinated notes, bank credit facilities, and letter of credit facilities.

In December 2021, we issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years. Concurrently, we terminated the $750 million bond forwards entered into in July 2021 to hedge the interest rate risk associated with future debt issuances. We used the proceeds to partially fund the remaining payment required to obtain the 3500 MHz spectrum licences.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

Each of the subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. We understand that S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), and Fitch Ratings (Fitch) will only include 50% of the outstanding principal amount of these subordinated notes in their leverage ratio calculation for at least the first five years after their issuance.

In connection with the subordinated notes issuances, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I and Series II have been authorized for up to 3.3 million and 1.4 million preferred shares, respectively, have no voting rights, have par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

In March 2022, we issued the Shaw senior note financing to partially finance the cash consideration for the Shaw Transaction. Each of the SMR notes contains a "special mandatory redemption" provision, which required them to be redeemed at 101% of their principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022. At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the cash consideration portion of the Shaw Transaction upon closing and as such, we have recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our 2022 Consolidated Statements of Financial Position.

In August 2022, we received consent from the SMR note holders to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Shaw Transaction close after December 31, 2022. As a result, we paid an initial consent fee to the note holders, including other directly attributable transaction costs, in September 2022 of $557 million ($121 million and US$331 million). Since the Shaw Transaction did not close prior to December 31, 2022, we were required to pay to the holders of SMR notes an additional consent fee of $262 million ($55 million and US$152 million) on January 9, 2023. The transaction costs are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method. The liability associated with the additional consent fee has been recognized within "accounts payable and accrued liabilities" on our Consolidated Statements of Financial Position as at December 31, 2022.

Concurrent with the Shaw senior note financing, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
During the year ended December 31, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes. We also repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

During the year ended December 31, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends
In 2022, we declared and paid dividends on each of RCI's outstanding Class A Shares and Class B Non-Voting Shares. We paid $1,010 million in cash dividends. See "Dividends and Share Information" for more information.

Shelf prospectuses
We had two shelf prospectuses that qualified the offering of debt securities from time to time. One shelf prospectus qualified the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualified the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf expired in May 2022.

FREE CASH FLOW

	Years ended December 31		
(In millions of dollars)	2022	2021	% Chg
Adjusted EBITDA	6,393	5,887	9
Deduct (add):			
Capital expenditures [1]	3,075	2,788	10
Interest on borrowings, net of capitalized interest	1,090	728	50
Cash income taxes [2]	455	700	(35)
Free cash flow	1,773	1,671	6
Add (deduct):			
Interest on Shaw senior note financing	447	–	–
Interest earned on restricted cash and cash equivalents	(235)	–	–
Free cash flow excluding Shaw financing	1,985	1,671	19

[1] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2] Cash income taxes are net of refunds received.

The 6% increase in free cash flow and 19% increase in free cash flow excluding Shaw financing this year was primarily a result of higher adjusted EBITDA and lower cash income taxes, partially offset by higher capital expenditures. Free cash flow was also impacted by higher interest on borrowings associated with the Shaw Transaction.

FINANCIAL CONDITION

AVAILABLE LIQUIDITY
Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2022 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	463	–	–	–	463
Bank credit facilities [2]:					
Revolving	4,000	–	8	215	3,777
Non-revolving	1,000	375	–	–	625
Outstanding letters of credit	75	–	75	–	–
Receivables securitization [2]	2,400	2,400	–	–	–
Total	7,938	2,775	83	215	4,865

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program[1]	Net available
Cash and cash equivalents	715	–	–	–	715
Bank credit facilities [2]:					
Revolving	4,000	–	8	894	3,098
Non-revolving	507	507	–	–	–
Outstanding letters of credit	72	–	72	–	–
Receivables securitization [2]	1,200	800	–	–	400
Total	6,494	1,307	80	894	4,213

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

In addition to the sources of available liquidity noted above, we held $1,200 million of marketable securities in publicly traded companies as at December 31, 2022 (2021 – $1,581 million).

Our restricted cash and cash equivalents are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction. Our $6 billion term loan facility related to the Shaw Transaction is also not included in available liquidity as we can only draw on that facility to partially fund the Shaw Transaction. Our Canada Infrastructure Bank credit agreement (see "Sources and Uses of Cash") is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our borrowings had a weighted average cost of 4.50% as at December 31, 2022 (2021 – 3.95%) and a weighted average term to maturity of 11.8 years (2021 – 11.6 years). These figures reflect the repayment of our subordinated notes on the five-year anniversary.

COVENANTS
The provisions of our $4.0 billion revolving bank credit facility described in "Sources and Uses of Cash" impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2022 and 2021, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2022, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS
Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P, Moody's, Fitch, and DBRS Morningstar to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2022.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Senior unsecured debt	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Subordinated debt	BBB- CreditWatch Negative	Baa3 under review	BBB- Rating Watch Negative	N/A [1]
US commercial paper	A-2 CreditWatch Negative	P-2 under review	N/A [1]	N/A [1]

[1] We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt

As a result of our agreement to acquire Shaw and the related commitments in connection with the Shaw Transaction, each of these rating agencies has put our credit rating under review. We expect S&P, Moody's, Fitch, and DBRS Morningstar to complete their reviews upon closing of the Shaw Transaction. See "Shaw Transaction" and "Risks and Uncertainties Affecting our Business – Shaw Transaction" for more information on our agreement with Shaw and the Shaw Transaction.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P, Fitch, and DBRS Morningstar) or Aaa (Moody's), representing the highest quality of securities rated, to D (S&P and DBRS Morningstar), Substantial Risk (Fitch), and C (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch), BBB (DBRS Morningstar), or Baa3 (Moody's) to AAA (S&P, Fitch, and DBRS Morningstar) or Aaa (Moody's).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P) or P-1 (Moody's), representing the highest quality of securities rated, to C (S&P), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, Moody's, and DBRS Morningstar are investment-grade ratings.

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIOS

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, net of cash and cash equivalents or bank advances, and restricted cash and cash equivalents.

(In millions of dollars, except ratios)	As at December 31 2022	As at December 31 2021
Long-term debt [1]	32,855	18,873
Subordinated notes adjustment [2]	(1,508)	(1,000)
Net debt derivative assets valued without any adjustment for credit risk [3]	(998)	(1,278)
Short-term borrowings	2,985	2,200
Lease liabilities	2,028	1,957
Cash and cash equivalents	(463)	(715)
Restricted cash and cash equivalents [4]	(12,837)	–
Adjusted net debt [2,5]	22,062	20,037
Divided by: trailing 12-month adjusted EBITDA	6,393	5,887
Debt leverage ratio	3.5	3.4
Adjusted net debt	22,062	20,037
Add (deduct):		
Shaw senior note financing	(13,799)	–
Restricted cash and cash equivalents	12,837	–
Net debt derivative liabilities related to Shaw senior note financing	(267)	–
Transaction costs related to Shaw senior note financing	(707)	–
Interest income on restricted cash and cash equivalents	235	–
Interest paid on Shaw senior note financing	(301)	–
Adjusted net debt excluding Shaw financing [5]	20,060	20,037
Divided by: trailing 12-month adjusted EBITDA	6,393	5,887
Debt leverage ratio excluding Shaw financing	3.1	3.4

[1] Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.

[2] For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[3] For the purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4] For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

[5] Adjusted net debt is a capital management measure. Adjusted net debt excluding Shaw financing is a non-GAAP financial measure and is a component of debt leverage ratio excluding Shaw financing. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

We use adjusted net debt excluding Shaw financing and debt leverage ratio excluding Shaw financing to analyze our debt and cash balances when excluding the effect of the Shaw senior note financing, as those senior notes were issued for the specific purpose of funding the Shaw Transaction, which has not yet closed. To calculate adjusted net debt excluding Shaw financing, we further adjust adjusted net debt to exclude the balances of the Shaw senior note financing, our restricted cash and cash equivalents balance, and the net debt derivative liabilities relating to the US dollar-denominated Shaw senior note financing, as well as the cumulative transaction costs we have paid to date on the Shaw senior note financing, the cumulative interest income we have earned on the restricted cash and cash equivalents balance, and the cumulative interest we have paid on the Shaw senior note financing.

Our adjusted net debt increased by $2,025 million from December 31, 2021 as a result of:

- an increase in long-term debt from senior and subordinated note issuances; and
- an increase in short-term borrowings from our receivables securitization program; partially offset by
- an increase in our restricted cash position.

See "Overview of Financial Position" for more information.

PENSION OBLIGATIONS

Our defined benefit pension plans were in a net asset position of approximately $298 million as at December 31, 2022 (2021 – net asset position of $18 million). During 2022, our net deferred pension asset increased by $280 million primarily as a result of a net decrease in the plan obligations resulting from higher discount rates.

We made a total of $134 million (2021 – $177 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $73 million in 2023 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See "Accounting Policies" for more information.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements
		Forward cross-currency interest rate exchange agreements
		Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
		Interest rate swap agreements
		Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fixed and fluctuating interest rates and we have fixed the interest rate on 91.2% (2021 – 89.3%) of our debt, including short-term borrowings, as at December 31, 2022.

DEBT DERIVATIVES

We use cross-currency interest rate agreements, forward cross-currency interest rate agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Issuance of debt derivatives related to senior notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes in 2022. We did not enter into any debt derivatives related to senior or subordinated notes issued in 2021.

(In millions of dollars, except for coupon and interest rates)	US$			Hedging effect	
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2022 issuances					
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564

[1] Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

[2] The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

Settlement of debt derivatives related to senior notes

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

During the twelve months ended December 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at December 31, 2022, we had no forward starting cross-currency swaps outstanding (December 31, 2021 – US$2 billion).

We did not settle any debt derivatives related to senior notes during 2021.

As at December 31, 2022, we had US$16,100 million of US dollar-denominated senior notes, debentures, and subordinated notes, all of which were hedged economically using debt derivatives.

	As at December 31	
(In millions of dollars, except exchange rates, percentages, and years)	**2022**	2021
US dollar-denominated long-term debt [1]	**US$ 16,100**	US$ 9,050
Hedged with debt derivatives	**US$ 16,100**	US$ 9,050
Hedged exchange rate	**1.2365**	1.2069
Percent hedged	**100.0%**	100.0%
Amount of borrowings at fixed rates [2]		
Total borrowings	**$ 33,948**	$ 20,514
Total borrowings at fixed rates	**$ 30,958**	$ 18,323
Percent of borrowings at fixed rates	**91.2%**	89.3%
Weighted average interest rate on borrowings	**4.50%**	3.95%
Weighted average term to maturity	**11.8 years**	11.6 years

[1] US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2] Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP program, receivables securitization program, and non-revolving credit facilities.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and US CP program during 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities						
Debt derivatives entered	–	–	–	1,200	1.253	1,503
Debt derivatives settled	**400**	**1.268**	**507**	800	1.254	1,003
Net cash received (paid) on settlement			**9**			(2)
US commercial paper program						
Debt derivatives entered	**6,745**	**1.302**	**8,781**	2,568	1.260	3,235
Debt derivatives settled	**7,292**	**1.306**	**9,522**	2,312	1.259	2,911
Net cash received (paid) on settlement			**64**			(15)

Lease liabilities

Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	**156**	**1.321**	**206**	132	1.273	168
Debt derivatives settled	**124**	**1.306**	**162**	81	1.333	108

As at December 31, 2022, we had US$225 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2021 – US$193 million) with terms to maturity ranging from January 2023 to December 2025 (2021 – January 2022 to December 2024), at an average rate of $1.306/US$ (2021 – $1.301/US$).

See "Mark-to-market value" for more information about our debt derivatives.

INTEREST RATE DERIVATIVES

From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
- US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
- $500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at December 31, 2022, we had no interest rate derivatives outstanding.

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	852	1.251	1,066	438	1.244	545
Expenditure derivatives settled	960	1.291	1,239	960	1.360	1,306

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2022, we had US$960 million of expenditure derivatives outstanding (2021 – US$1,068 million), at an average rate of $1.250/US$ (2021 – $1.287/US$), with terms to maturity ranging from January 2023 to December 2023 (2021 – January 2022 to December 2023).

EQUITY DERIVATIVES

We use total return swap agreements (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2022, we had equity derivatives for 5.5 million (2021 – 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.65 (2021 – $53.10). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

In 2022, we entered into 0.5 million equity derivatives (2021 – 0.4 million) with a weighted average price of $59.18 (2021 – $60.98).

In 2021, we reset the weighted average price to $59.64 on 0.5 million equity derivatives and received net proceeds of $3 million. At the same time in 2021, we reset the expiry dates to April 2023 (from April 2021).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

CASH SETTLEMENTS ON DEBT DERIVATIVES AND FORWARD CONTRACTS

Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the years ended December 31, 2022 and 2021.

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements
Credit facilities			9			(2)
US commercial paper program			64			(15)
Senior and subordinated notes			(75)			–
Forward starting cross-currency swaps			43			–
Interest rate derivatives (Cdn$)			113			9
Interest rate derivatives (US$)	(129)	1.279	(165)	–	–	–
Net payments on settlement of debt derivatives and forward contracts			(11)			(8)

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2022					As at December 31, 2021			
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:					Debt derivatives accounted for as cash flow hedges:				
As assets	7,834	1.1718	9,180	**1,330**	As assets	5,859	1.1369	6,661	1,453
As liabilities	7,491	1.3000	9,738	**(414)**	As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:					Short-term debt derivatives not accounted for as hedges:				
As assets	1,173	1.2930	1,517	**72**	As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				**988**	Net mark-to-market debt derivative asset				1,121
Expenditure derivatives accounted for as cash flow hedges:					Interest rate derivatives accounted for as cash flow hedges:				
As assets	960	1.2500	1,200	**94**	As assets (Cdn$)	–	–	3,250	40
					As liabilities (Cdn$)	–	–	500	(6)
Net mark-to-market expenditure derivative asset				**94**	As liabilities (US$)	2,000	–	–	(277)
Equity derivatives not accounted for as hedges:					Net mark-to-market interest rate derivative liability				(243)
As assets	–	–	295	**54**	Expenditure derivatives accounted for as cash flow hedges:				
Net mark-to-market equity derivative asset				**54**	As assets	438	1.2453	545	11
					As liabilities	630	1.3151	829	(30)
Net mark-to-market asset				**1,136**	Net mark-to-market expenditure derivative liability				(19)
					Equity derivatives not accounted for as hedges:				
					As assets	–	–	265	36
					Net mark-to-market asset				895

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI's outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 26, 2022	March 10, 2022	April 1, 2022	0.50	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253
November 8, 2022	December 9, 2022	January 3, 2023	0.50	252
January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

On February 1, 2023, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2023, to shareholders of record on March 10, 2023.

We currently expect that the remaining record and payment dates for the 2023 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date
April 25, 2023	June 9, 2023	July 5, 2023
June 6, 2023	September 8, 2023	October 2, 2023
November 8, 2023	December 8, 2023	January 2, 2024

OUTSTANDING COMMON SHARES

	As at December 31	
	2022	2021
Common shares outstanding [1]		
Class A Voting	**111,152,011**	111,153,411
Class B Non-Voting	**393,773,306**	393,771,907
Total common shares	**504,925,317**	504,925,318
Options to purchase Class B Non-Voting Shares		
Outstanding options	**9,860,208**	6,494,001
Outstanding options exercisable	**3,440,894**	2,373,717

[1] Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2023, 111,152,011 Class A Shares, 393,773,306 Class B Non-Voting Shares, and 9,800,208 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31	
(Number of shares in millions)	**2022**	2021
Basic weighted average number of shares outstanding	**505**	505
Diluted weighted average number of shares outstanding	**506**	506

PREFERRED SHARES

In relation to our issuances of subordinated notes in December 2021 and February 2022, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2022. See notes 3, 17, and 28 to our 2022 Audited Consolidated Financial Statements for more information. In addition to the below, our share of commitments relating to associates and joint ventures is $320 million.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	2,985	–	–	–	2,985
Long-term debt [1,2]	1,828	4,152	6,954	19,921	32,855
Net interest payments	1,503	2,639	2,163	13,345	19,650
Lease liabilities	362	716	320	1,218	2,616
Debt derivative instruments [3]	(443)	(88)	(159)	(1,220)	(1,910)
Expenditure derivative instruments [3]	(100)	–	–	–	(100)
Player contracts [4]	170	183	119	33	505
Purchase obligations [5]	333	299	130	156	918
Property, plant and equipment	69	99	24	–	192
Intangible assets	1	1	–	–	2
Program rights [6]	694	1,199	421	346	2,660
Other long-term liabilities	–	3	2	5	10
Total	7,402	9,203	9,974	33,804	60,383

[1] Principal obligations of long-term debt (including current portion) due at maturity.

[2] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.

[3] Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.

[4] Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.

[5] Contractual obligations under service, product, and wireless device contracts to which we have committed.

[6] Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 27 to our 2022 Audited Consolidated Financial Statements.

Environmental, Social, and Governance (ESG)

ENVIRONMENTAL AND SOCIAL

We are a national company with a strong legacy of investing in the future of Canada. We are committed to making a meaningful impact through investments to improve digital access for all Canadians, to help the next generation achieve their highest potential, to take action on climate change, to deliver for our customers, and to empower our team to give back to communities.

We are focused on growing in a socially and environmentally responsible manner through a focus on ESG. The material aspects of our environmental and social activities cover three focus areas (Environmental Leadership, People and Communications, and Responsible Management), each of which is described below.

ENVIRONMENTAL LEADERSHIP

Our strategy remains focused on reducing our environmental footprint, managing our environmental risks, and promoting environmental awareness and engagement with all our stakeholders. Through these efforts, we strive to ensure stakeholder satisfaction and maintain investor confidence.

Energy management and climate change
- We are focused on minimizing our impact on the climate by managing our energy and associated carbon emissions. Annually, we measure and disclose details on our energy use and greenhouse gas (GHG) emissions across our buildings and retail stores, cell transmission sites, power supply stations, data centres, fleet, employee travel and commuting, and the operations of the Toronto Blue Jays and Rogers Centre.
- In December 2022, we became the first national Canadian telecommunications company to commit to a science-based net-zero GHG emissions target for 2050 as well as a near-term target to reduce emissions by 50% by 2030 with the Science Based Targets initiative, the governing body that approves private sector GHG targets to align with the Paris Agreement. We plan to meet these new commitments through a four-point plan: increase energy efficiencies across our operations, network, and data centres; transition our fleet to electric and hybrid vehicles; expand our renewable energy strategy; and engage suppliers to set their own science-based targets.
- We continue to invest in energy efficiency programs to reduce energy and associated GHG emissions, including LED lighting retrofits, cooling optimization strategies across our head-ends and data centres, and modernization of our network through software features to help reduce power consumption in our radio access network sites. In 2022, we continued to identify and implement end-of-life and optimization opportunities across our head-ends and data centres, achieving greater operational savings, deferred capital upgrades, and improved space utilization.
- As we transition towards a low-carbon economy, we recognize the importance of renewable energy sources. In 2022, we implemented localized renewable solar and wind power generation to supply power to several off-grid 5G cell sites. These modular renewable systems limit the runtime of diesel-fuelled generators and further reduce operational and maintenance costs.

- We are committed to conducting business in an environmentally responsible manner, as reinforced through our Rogers Environmental Policy. In support of our policy, we maintain an Environmental Management System, including 25 separate procedures to set the foundation for how we manage our environmental risk, improve business efficiency, and drive environmental progress and performance. Environmental responsibilities for employees and suppliers are outlined in our Rogers Business Conduct Policy and our Supplier Code of Conduct, which is reviewed annually.
- We have formal, dedicated oversight on environmental matters at the Board and management levels. We maintain a corporate governance framework to oversee energy management and climate-related risks and opportunities through our Energy Executive Council, Climate Change Steering Committee, Climate Change Core Team, Energy Operations Committee, and a management-level Energy and Sustainability Group. Having responsibility at all levels of leadership ensures accountability and effective management for climate-related issues.
  - Our Energy Executive Council is responsible for assessing and managing our energy transition strategy, including overseeing target setting and monitoring reduction efforts across our operations.
  - Our Energy Operations Committee is responsible for the implementation of our energy strategy, including execution of energy reduction efforts contributing to improved efficiencies and cost savings.
  - Our Climate Change Steering Committee is responsible for approving and overseeing our climate approach and supporting our executive engagement activities while our Climate Change Core Team develops our climate change strategy and implements it across our business units. In 2022, members of both were engaged to further develop our work plan for establishing recommendations towards a new GHG emissions reduction target.

Material sourcing, efficiency, and waste management
As we transform our business for the future, we believe we have a responsibility to do more with less, while minimizing waste generation. Responsible material stewardship enables us to increase efficiency, lower our environmental impacts, and engage stakeholders in digital solutions to transition towards a more sustainable circular economy. Our waste management strategy is focused on using sustainable products, optimizing material use, and diverting waste from landfills.

Product end-of-life management
We recognize the important responsibility we have towards product stewardship in a way that contributes to a sustainable circular economy. In addition to providing sustainably sourced devices to our customers and services to elongate their lifespan, we have set an ambitious goal to recycle 100% of our electronic waste, completely diverting it from landfills. Across our office buildings, we encourage our employees to separate materials, with the goal of recycling 70% or more.

PEOPLE AND COMMUNITIES

The health and safety of our employees is paramount. Throughout 2022, we continued to support inclusion and diversity, working in partnership with employee-led diversity communities who are instrumental in helping foster change, including the release of our Truth and Reconciliation Commitment Statement in September 2022.

We are proud to continue investing in Canada's youth through Ted Rogers Scholarships, Ted Rogers Community Grants, and Jays Care Foundation, which collectively reduced financial barriers to post-secondary education, helped organizations deliver critical skills programs, and made sports more accessible to thousands of young people across the country.

Safety and well-being
- To prevent injuries, we have a comprehensive, risk-based safety management system that includes policies, programs, training, engagement, and continuous improvement. Our Safety Executive Council, composed of senior leaders from across the company, oversees our safety strategy and performance and drives priorities across the business. Our local Workplace Health and Safety Committees are also actively engaged in supporting our safety programs.
- We are focused on our employees' well-being and we strive to support employees so they can thrive at work. Guided by our five pillars of well-being (mental, physical, social, work, and financial), we have developed a strategy that has allowed us to create programming to improve skills for people leaders, consult on employee-driven well-being initiatives, and support accessibility. We also continue promoting mental health training for people leaders to help them support themselves and employees in need. In addition, we continued holding Safe Talk sessions and business unit well-being sessions, and we launched an online platform as a central hub for well-being resources.
- We aim to build a more inclusive environment that improves the employee and customer experience, including for individuals with accessibility needs. With the support of senior leadership, we have working groups to help champion accessibility across the organization, and we are focused on equipping our team members with the knowledge and tools to embed accessibility into their everyday work. We have an accessibility feedback process to gather information from our customers on how we can better interact with, support, and elevate their experience with Rogers.

Employee engagement and talent development
- It is important we live our values, develop our teams, and continue to support our employees on their career journeys. Our Chief Human Resources Officer oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.
- Our five-year inclusion and diversity (I&D) strategy, launched in 2020, focuses on embedding diversity, equity, and inclusion (DEI) into the fabric of our organization by applying a DEI lens to everything we do, from how we recruit, to how we engage with our customers. It is grounded in three pillars (people, customers, and community) to accelerate our progress and address inequalities.

- For our people, we focus on embedding inclusion into the employee experience and building diversity. In 2022, we embedded I&D into objective setting and introduced a new I&D category as part of the Ted Rogers Awards program. To drive awareness and allyship, we commemorated days of significance and hosted Safe Talk sessions to support our people in response to external human rights issues. As part of building diversity, we continued to implement inclusive recruitment practices, including diverse candidate slates and partnering with organizations such as Black Professionals in Tech and Lime Connect to broaden our reach.

Community and Indigenous collaboration
- Giving back and supporting the communities where we live and work continued to be a focus in 2022 and we provided $76 million in cash and in-kind donations to support various organizations and causes.
- Our annual corporate matching campaign for employees in November saw $1.3 million in total donations, pledged to more than 850 charitable organizations across Canada.
- We continued to invest in the next generation of young Canadians by awarding more than 350 Ted Rogers Scholarships to the Class of 2022 to support their post-secondary studies. Additionally, 70% of community scholarships were awarded to equity-deserving recipients across more than 140 Canadian communities.
- Through our 2022 Ted Rogers Community Grants program, we provided funding to more than 70 organizations across Canada that deliver programs to youth in education, health and sport, digital literacy, and entrepreneurship. Recipient programs collectively support over 50,000 Canadian youth across more than 250 communities.
- We made sports more accessible for Canadian youth through a $1 million donation to support Jays Care Foundation's ambitious goal to bring youth baseball programs to over 45,000 youth across Canada, in partnership with over 100 organizations through programs like Challenger Baseball, Indigenous Rookie League, and Girls at Bat. Through a joint multi-year partnership with Tennis Canada, we also provided funding for four new covered courts (tennis bubbles) to enable year-round access to tennis for youth, communities, and future athletes in Calgary, Alberta; Markham, Ontario; Ancaster, Ontario; and Waterloo, Quebec.
- We donated and launched text-to-donate campaigns to support multiple Canadian Red Cross disaster and humanitarian relief efforts in 2022, including Ukraine, Pakistan, Hurricane Fiona, and fires in Newfoundland. To support our customers, we waived long distance and SMS charges for our customers anxious to communicate with friends and family in related support efforts in a number of countries, including in Iran, and donated thousands of prepaid chatr SIM cards to provide immediate emergency connectivity for individuals arriving from Ukraine.
- Through Rogers Group of Funds programs, we are proud to invest in Canadian content creation and to help amplify voices and storytelling from equity-deserving filmmakers. We joined Creative BC in launching the new Rogers Indigenous Film Fund Program, supporting Indigenous storytellers in British Columbia, and supported the second round of funding for Black and People of Colour creators through the Rogers-BSO Script Development Fund. In 2022, Rogers Group of Funds awarded

$23 million in funding to support Canadian storytellers and content creators through the Rogers Cable Network and Documentary Funds, with a focus on supporting projects from equity-deserving creators.

- We continued on our truth and reconciliation journey by releasing our Truth and Reconciliation Commitment Statement, a formal declaration of actions we will take to further the ongoing collective journey towards reconciliation and greater collaboration with Indigenous communities. Written in partnership with Indigenous leaders at Rogers, the statement commits to bridging the digital divide, creating safe spaces, recruiting Indigenous employees, and supporting the next generation of Indigenous youth through scholarships, grants, and access to sport. In honour of the National Day for Truth and Reconciliation, we renamed the Huntley Street Park at our Toronto office the "Ishkozi Park", an Ojibwe word meaning "awake".
- We supported equity-deserving businesses through our Supplier Diversity Program and the Rogers Sports & Media All IN program, which offers free advertising and creative services to small businesses and charities.

Human rights
- We share the values reflected in international proclamations about human rights, such as the Universal Declaration of Human Rights. We commit to respect and protect human rights, support the UN Guiding Principles for Business and Human Rights, and comply with Canadian human rights laws. As a member of the United Nations Global Compact, we contribute to the UN Sustainable Development Goals, which include actions we will take to address things like climate change, human rights, education, gender equality, and overall health and well-being.
- Our human rights expectations for our employees and Board are defined in our Business Conduct Policy and Director Code of Conduct and Ethics. We are committed to ensuring we treat each other with respect and dignity and do not tolerate harassment or discriminatory practices. We have robust policies in place to support accessibility, diversity, inclusion, and equity.
- Our Supplier Code of Conduct defines what we expect from our suppliers on ethical conduct, anti-bribery practices, and safety, environmental, and labour behaviours. This means they cannot use forced or child labour, workweeks cannot exceed the maximum set by local law, and compensation paid to workers must comply with applicable wage laws. We conduct annual Ethical Procurement Practices assessments of our supplier base to monitor performance. We also continue to support diverse suppliers to help reduce inequalities, including systemic racism and gender issues through our Supplier Diversity program, and through collaboration with non-profit organizations.
- We deliver products and services to our customers without discrimination and harassment as defined in our Business Conduct Policy. We are committed to providing services that are affordable and accessible and we address customer complaints through our "Share your Concern" portal.
- We provide scholarships, community grants, and access to technology to bridge the digital divide and to help ensure Canadian youth have access to quality education. We are helping to reduce inequality by focusing efforts and investments on equity-deserving communities.

RESPONSIBLE MANAGEMENT
We aim to adhere to the highest standards of responsible management through strong policies, oversight, and systems to mitigate risk, ensure safety, and protect privacy. We put our customers first in everything we do by investing in our customer-facing teams and our networks to keep Canadians connected to what matters most. We have strict safety regulations and take steps across our entire company to be a good environmental steward. We also strive for supplier diversity across our supply chain to support equity-deserving businesses.

Data privacy and security
- We actively work to improve transparency and strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws.
- Requests received for the release of customer information from law enforcement agencies are carefully analyzed and we will only release customer information when we are satisfied it is appropriate to do so.

Service reliability and network leadership
- We are focused on providing resilient networks and services. In 2022, we committed to investing $20 billion to improve network coverage and reliability over the next five years. We have begun to make progress on our action plan, including putting in place increased oversight and testing, and using predictive technologies to ensure we meet customer expectations.
- In 2022, we also committed to physically separate our IP core to support our wireless and wireline traffic.
- Innovation is part of our DNA whether it is bringing new products or the latest network technologies to market. In 2022, we invested $3.1 billion in capital expenditures, with much of that investment going to our wireless and wireline networks, including continuing to expand Canada's largest 5G network as at December 31, 2022, which now reaches over 1,900 communities.

Customer service
- We believe our customers expect and deserve the best service and we are committed to putting customers first in everything we do to deliver the best experience. We are proud to be the only national telecommunications provider with 100% Canada-based customer-facing teams. With a continued focus on self-serve options for our customers and investment in training and tools for our customer-facing teams, we are dedicated to exceptional service, regardless of how customers choose to interact with us.
- We have programs and policies in place to manage a range of product responsibility issues. For example, we have policies in place to comply with all relevant safety regulations and codes, we have programs and teams to manage and advise on our accessibility offerings, and we operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and *FidoTrade*.

- In our retail stores, we commemorated days of significance including Black History Month, Pride, and National Day of Truth and Reconciliation, and reduced language barriers through our We Speak Your Language pilot. Through this pilot, employees across 40 participating stores can speak to our customers in over 100 languages.

Digital inclusion
- Recognizing the power of connection for vulnerable Canadians, we extended our goodwill device and plan donation program to continue providing connectivity for those escaping violence and abuse, youth connecting to mentors, and 2SLGBTQ+ youth and allies.
- We continued to bridge the digital divide through Connected for Success with 750,000 Canadians eligible for the service, including those on disability support, and through expansion into rural, remote, and Indigenous communities.

Procurement and supplier management
- We strive to conduct business with socially and environmentally responsible companies that share our values. Through our competitive supplier selection process, contract management, and governance practices, we identify, mitigate, and monitor risks associated with third-party engagements. We require suppliers adhere to our Third-Party Risk Management program and we further monitor compliance through annual risk assessments.

Net neutrality
- The CRTC, through the *Telecommunications Act (Canada)*, sets the regulatory framework for Internet traffic management practices. This framework supports free and open access to information on our networks. We are a firm proponent of net neutrality and comply with the policy and requirements set by the CRTC in ensuring open Internet access for our customers. We also acknowledge that we have a role to play in addressing illegal, infringing, and harmful content online. We believe sanctioned measures to address this behaviour are an essential and consistent aspect of net neutrality principles.

ESG governance and business ethics
- We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay taxes to all levels of government, and deliver dividends to shareholders. In 2022, we directly contributed $15 billion to the Canadian economy and, as at December 31, 2022, employed 22,000 team members across the country. Beyond these direct economic impacts, our performance produces indirect economic benefits, including locally procured goods and services and significant charitable donations.

See our 2021 ESG report on our website (about.rogers.com/our-impact) for more information about our social, environmental, and governance performance. We expect to release our 2022 ESG report in the coming months.

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust), the beneficiaries of which are members of the Rogers family. The Trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the Trust's ownership of 98% of the outstanding Class A Shares of RCI (2021 – 98%). The Rogers family are substantial stakeholders and owned approximately 29% of our equity as at December 31, 2022 (2021 – 29%) through its ownership of a combined total of 147 million (2021 – 147 million) Class A Shares and Class B Non-Voting Shares. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution.

The Board is currently made up of thirteen directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers' governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES
We have adopted many best practices for effective governance, including:
- separation of the CEO and Chair roles;
- an independent lead director;
- formal corporate governance policies and charters;
- a code of business conduct and whistleblower hotline;
- director share ownership requirements;
- Board and committee in camera discussions;
- annual reviews of Board and Committee performance;
- Audit and Risk Committee meetings with internal and external auditors;
- an orientation program for new directors;
- regular Board and committee education sessions;
- committee authority to retain independent advisors; and
- director material relationship standards.

The Board now consists of 8 independent directors and 5 non-independent directors.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability:

- Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.
- Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.
- Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors can be elected by shareholders at a meeting, appointed by the Board, or appointed by written consent resolution. The committee also recommends nominees for each Board committee, including each committee chair.
- Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.
- ESG Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen.
- Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.
- Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
- Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:
- a complete statement of our corporate governance practices;
- our codes of conduct and ethics;
- charters for each of the Board's standing committees;
- director biographies; and
- a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

Board of Directors and its Standing Committees

● Chair   ○ Member

As at March 9, 2023

	Audit and Risk	Corporate Governance	ESG	Executive	Finance	Human Resources	Nominating	Pension
Edward S. Rogers [1]				●	●		●	
Jack L. Cockwell, C.M.	○	○				○		
Michael J. Cooper								
Ivan Fecan	○					●		
Robert J. Gemmell [2]	●	●		○	○		○	
Jan L. Innes			○			○	○	●
John (Jake) C. Kerr, C.M. O.B.C		○						
Dr. Mohammed Lachemi		○						○
Philip B. Lind, C.M.			○		○			
David A. Robinson	○			○		○	○	
Martha L. Rogers			●					
Melinda M. Rogers-Hixon					○		○	○
Tony Staffieri								

[1] Chair of the Board
[2] Lead Director

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $609 million in 2022 is close to the expense computed on our accounting income at the statutory rate of 26.5%. Cash income tax payments totaled $455 million in 2022. The primary reasons our cash income tax is lower than our income tax expense are the timing of installment payments and the significant capital investment we continue to make in our wireless and cable networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:
- various taxes on the salaries and wages we pay (payroll taxes) to approximately 22,000 employees;
- property and business taxes;
- unrecoverable sales taxes and custom duties; and
- broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2022 was $1,333 million.

	Years ended December 31	
(In millions of dollars)	2022	2021
Income taxes paid	455	700
Add:		
Unrecoverable sales taxes paid	15	9
Payroll taxes paid	145	135
Regulatory and spectrum fees paid [1]	670	490
Property and business taxes paid	48	50
Taxes paid and other government payments [2]	1,333	1,384

[1] Includes an allocation of $418 million (2021 – $252 million) relating to the $3.3 billion, $24 million, $1.7 billion, and $3.3 billion we paid for the acquisition of spectrum licences in 2014, 2015, 2019, and 2021, respectively.

[2] Taxes paid and other government payments is a non-GAAP financial measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

We also collected on behalf of the government $2,059 million in sales taxes on our products and services and $720 million in employee payroll taxes.

Risk Management

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, Rogers will knowingly take certain risks in order to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cybersecurity) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:
- the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;
- the processes for identifying, assessing, and managing risks;
- our exposure to major risks and trends and management's implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;
- the implementation of new major systems and changes to existing major systems;
- our business continuity and disaster recovery plans;
- any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
- other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the "3 Lines of Defence" framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key and emerging risks in meeting our corporate and business unit objectives in line with our risk appetite. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning to maintain customer service, operation of our network and businesses in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage allowing us to transfer certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a corporate risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and, conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual corporate risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board and provides quarterly risk updates.

ERM also facilitates management's completion of the financial statement fraud risk assessment which aims to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively to mitigate financial statement fraud risk.

Internal Audit is the third line of defence. Internal Audit is an independent and objective assurance function that evaluates the design and operational effectiveness of internal controls and risk management processes supporting the mitigation of risks that may affect the achievement of our objectives.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with "About Forward-Looking Information".

SHAW TRANSACTION

The Shaw Transaction with Shaw, and the proposed Freedom Transaction, is subject to a number of risks, many of which are outside the control of Rogers, Shaw, and Quebecor, as applicable. These are described below.

Key Regulatory Approvals and other conditions
To complete the Shaw Transaction and the Freedom Transaction, each of Rogers and Shaw have made certain filings with, and either have obtained or must obtain certain consents and approvals from, various governmental and regulatory authorities, including the Competition Bureau and ISED Canada. Rogers and Shaw have not

yet obtained the Key Regulatory Approvals, each of which is required to complete the Shaw Transaction. Specifically, the remaining approval relates to the transfer or deemed transfer of specific assets, including spectrum licences, from Freedom to Quebecor, the approval for which could impose material conditions relating to the Shaw Transaction, the Freedom Transaction, or any such transfer. If the Key Regulatory Approvals are not obtained, or any applicable law or order is in effect which makes the consummation of the Shaw Transaction illegal, the Shaw Transaction will not be completed.

In addition, further delays in obtaining the Key Regulatory Approvals could result in the Shaw Transaction not being completed. In particular, if the Shaw Transaction is not completed by March 31, 2023, either Rogers or Shaw may terminate the arrangement agreement, in which case the Shaw Transaction will not be completed. Rogers, Shaw, and the Shaw Family Living Trust have extended the outside date for closing the Shaw Transaction to March 31, 2023 (with the consent of Quebecor) in accordance with the terms of the arrangement agreement.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law or order relating to the Key Regulatory Approvals or the Competition Act is in effect that would make the consummation of the Shaw Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw (see "Termination of the arrangement agreement, costs, and termination fee" below). We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

The completion of the Shaw Transaction is subject to a number of other conditions precedent, some of which are outside of the control of Rogers and Shaw, including there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the arrangement agreement) and the satisfaction of certain other customary closing conditions.

There can be no certainty, nor can Rogers or Shaw provide any assurance, that all conditions precedent to the Shaw Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

Termination of the arrangement agreement, costs, and termination fee
The arrangement agreement may be terminated by Rogers or Shaw in certain circumstances, in which case the Shaw Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the arrangement agreement will not be terminated by us or Shaw prior to completion of the Shaw Transaction.

We must pay certain costs relating to the Shaw Transaction, such as legal, accounting, tax, and financing-related fees, even if the Shaw Transaction is not completed, which may be significant. In addition, if the Shaw Transaction is not completed for certain reasons, we may be required to pay a reverse termination fee of $1.2 billion to Shaw and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding

preferred shares, the result of which could have a material adverse effect on our business, results of operations, financial position, and our ability to fund growth prospects and current operations.

If the Shaw Transaction is not completed or is delayed, our share price and future business and financial results could be negatively affected. Any non-completion or delay of the Shaw Transaction may also negatively impact the relationships we have with our employees (including a potential lack of focus on our business), suppliers, vendors, distributors, retailers, dealers, or customers, including that such groups could cease doing business with us or curtail their activities with us.

Potential credit rating consequences
In addition to the Shaw senior note financing issued in March 2022 and assuming approximately $6 billion of existing Shaw debt, we expect to issue up to an additional $6 billion in new debt to finance the Shaw Transaction. As a result, we anticipate the combined company will have over $40 billion of consolidated debt upon closing. The increased level of debt could decrease our flexibility in responding to changing business and economic conditions, increase our interest expense, and potentially make it more difficult to obtain additional financing or refinance existing financing. The increase in our debt service obligations could adversely affect our results, financial condition, and our ability to fund growth prospects and could reduce our funds available for other business purposes.

Additionally, as a result of the significant increase in outstanding debt, there is a risk our credit ratings could be adversely affected, including the potential for a downgrade below investment-grade. A downgrade in our credit ratings could result in difficulty issuing debt in the future or higher borrowing costs and may otherwise affect our share price. If Shaw's existing senior notes are subject to a downgrade below investment-grade constituting a "change of control trigger event" (as defined in Shaw's senior note indenture), Shaw would be required to offer to purchase its senior notes at 101% of their principal amount plus accrued interest following closing of the Shaw Transaction, potentially having an adverse impact on the combined company's financial condition.

Expected synergies and integration
Achieving the anticipated benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

In addition to the day-to-day operations of Rogers, management will need to focus on the Shaw Transaction and all related activities, including integration. If completion of the Shaw Transaction is delayed, there could be adverse effects on our business, results of operations, or financial condition.

Shaw actions prior to closing
The arrangement agreement restricts Shaw from taking certain actions outside of the ordinary course of business while the Shaw Transaction is pending, including, among other things, certain acquisitions or dispositions of businesses and assets, entering into

or amending certain contracts, repurchasing or issuing securities, making significant capital expenditures, and incurring indebtedness, in each case subject to certain exceptions. As a result of these restrictions, Shaw may not have the flexibility to appropriately respond to certain events, which may result in us recognizing lower-than-expected synergies once the Shaw Transaction closes.

CYBERSECURITY

Our industry is vulnerable to cybersecurity risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, ransomware attacks, or operational disruption. A significant cyberattack against our, or our suppliers', critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, incurring significant costs, and/or reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service or our financial results.

PRIVACY

In the evolving digital world, privacy and the ways in which organizations handle personal information are becoming increasing priorities for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions accelerated over the past several years, companies continued to gain greater amounts of data on customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means that ensuring there are appropriate safeguards and privacy protections in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us. If a privacy breach were to occur and personal information was made public, there could be a material adverse effect on our reputation and our business.

TECHNOLOGY
New technologies
Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements and

evolutions in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

As new technologies become available, we expect a substantial portion of our future revenue growth may come from new and advanced services, and companies such as Rogers will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customers and business timelines. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:
- broadband;
- IP-based voice, data, and video delivery services;
- increased use of optical fibre technologies to businesses and residences;
- broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
- applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and/or have greater access to financial resources. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, have entered the Canadian market and could potentially have a material adverse impact on our operations and results.

The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

Reliance on technology
Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Impact of failures on customer service

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our networks, there could be capacity and congestion pressures. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position.

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Any of these factors could increase churn or reduce our business market share or revenue.

The strategic offering of unlimited wireless plans continues to offer greater value to our customers and has helped us take a significant step towards simplifying our products and services. However, depending on economic conditions and the response from our competitors and/or current and potential customers, we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers have moved towards self-made, self-hosted exclusive content, and are aggressively competing for rights such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content could increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

REGULATORY RISKS

Changes in government regulations

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. The most significant outstanding regulatory proceedings to our business are various appeals related to the wholesale Internet costing and pricing regime (see "Regulation in our Industry" and "Litigation Risks").

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions

on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

Spectrum
Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to the government providing favourable spectrum auctions for regional carriers through set asides and lower rates, through increased costs for us to purchase spectrum licences at auction, or otherwise, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

Radio frequency emissions
From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Obtaining access to support structures and municipal rights of way
To build and support the rollout of 5G, and to continue upgrading our cable network, we must continue to have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on First Nations land. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase our costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of provincial power utility companies. As a result, we normally obtain access under terms established by the provincial utility boards.

On October 30, 2020, the CRTC launched Telecom Notice of Consultation 2020-366 regarding potential regulatory measures to make access to poles owned by Canadian carriers more efficient. The CRTC expressed concerns that untimely and costly access to poles owned by Canadian carriers has negative impacts on the deployment of efficient broadband-capable networks, particularly in areas of Canada with limited or no access to such networks. Therefore, the CRTC initiated a proceeding to identify and implement regulatory measures that will make access to such poles more efficient. We actively participated in the process and are awaiting a decision from the CRTC.

On December 10, 2021, a regulation was filed under Part VI.1 of the Ontario Energy Board Act, O. Reg. 842/21 requiring the Ontario Energy Board (OEB) to establish a generic, province-wide pole attachment charge for 2022. The Regulation further requires the OEB to set the charge for 2023 and subsequent years by adjusting the prior year's charge for inflation, resulting in the calculation of the charge becoming a mechanistic exercise. On December 16, 2021, the OEB published Decision and Order EB-2021-0302, *Wireline Pole Attachment Charge*. The OEB calculated the charge for 2022 at $34.76 per attacher per year per pole, in accordance with the directions set out in O. Reg. 842/21. The 2021 charge was $44.50. This charge applies to every distributor that is required as a condition of licence to provide access to telecom attachments and to charge the amount approved by the OEB.

CUSTOMER EXPERIENCE
Our customers' loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store and online purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call or browsing the Internet on their wireless device, watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with any Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers. This could result in lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

RESULTS PERFORMANCE
We strive to drive profitable growth in all markets we serve. This means we will focus on core growth drivers in each of our businesses, including increasing subscribers and reducing churn, expanding products in our enterprise business, and returning Media to growth. At the same time, our goal is to continue to develop strong capabilities in cost management to support investments that will fuel our future. If we are not successful in

achieving these goals, as a result of economic conditions or the competitive landscape, this could negatively impact confidence with investors and external stakeholders, and ultimately our stock price.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing, diverse, and engaged workforce, including in key growth areas, such as the network, IT, and digital fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, fostering an inclusive and diverse workplace, and a great employee experience. Failure to maintain and achieve this focus, and changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events, could have an adverse effect on the customer experience, and as a result our revenue and profitability.

RELIANCE ON SUPPLY CHAIN AND THIRD PARTIES

We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices; facilities or property management functions; contact centre support; installation and service technicians; network sharing arrangements; network and IT functions; and invoice printing. Some of these essential suppliers are relatively small in number and we have limited operational or financial control over them. If interruptions in these services or at these suppliers occur, including due to the ongoing global supply chain issues, it could adversely affect our ability to service our customers. Additionally, in the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

FINANCIAL RISKS
Capital commitments, liquidity, debt, and interest payments
Our capital commitments and financing obligations could have important consequences, including:

- requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;
- making us more vulnerable to adverse economic and industry conditions;
- limiting our flexibility in planning for, and reacting to, changes in our business and industry;
- putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
- restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and on economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings
Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

Capital markets
External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost of capital.

Income taxes and other taxes
We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS
Economic conditions
Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Strategy and business plans
Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise

existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

Our products, services, and networks rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities
As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, and (iv) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems
With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting and customer churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

Legal and ethical compliance
We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

Acquisitions, divestitures, or investments
Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

Decline of television subscribers in Canada (cord-cutting and cord-shaving)
The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media
Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as Citytv and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television
Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change
Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve. The physical risk to our infrastructure caused

by extreme weather disturbances related to climate change can significantly affect our ability to maintain secure communication services to all our customers, including governments and health and emergency services.

Climate change and the environment are drawing more attention through evolving stakeholder interest and management expectations. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, loss of stakeholder confidence, or damage to our reputation or brand.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Trust for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2022, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2021 – 98%) and approximately 10% of our Class B Non-Voting Shares (2021 – 10%), or in total approximately 29% of the total shares outstanding (2021 – 29%). Only Class A Shares carry the right to vote in most circumstances.

LITIGATION RISKS

July 2022 network outage

As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. A second application has since been suspended. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial

condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Wholesale Internet costing and pricing

On August 15, 2019, in Telecom Order CRTC 2019-288, *Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services* (Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believed they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 *Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services*. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We recognized a refund in 2021 of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021 a wholesale ISP petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Videotron Ltd.

On October 29, 2021, Videotron Ltd. launched a lawsuit against Rogers in the Quebec Superior Court, in connection with the agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involves allegations by Videotron Ltd. that Rogers has breached its contractual obligations by developing its own network in the territory. Videotron is seeking compensatory damages in the amount of $850 million. We intend to vigorously defend this lawsuit. We have not recognized a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2022, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2022, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. This report is included in our 2022 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Regulation in our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:
- ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
- the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:
- wireless spectrum and broadcasting licensing;
- competition;
- the cable television programming services we must, and can, distribute;
- wireless and wireline interconnection agreements;
- rates we can charge third parties for access to our network;
- the resale of services on our networks;
- roaming on our networks and the networks of others;
- ownership and operation of our communications systems; and
- our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:
- Wireless' mobile voice and data operations; and
- Cable's Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to retail price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the *Radiocommunication Act (Canada)* (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:
- the technical aspects of the operation of radio and television stations;
- the frequency-related operations of cable television networks; and
- spectrum for wireless communications systems in Canada.

On June 30, 2022, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3800 MHz Band, laying out the rules for the upcoming auction. The 3800 MHz band, along with the 3500 MHz band that was auctioned in 2021, is key to supporting strong 5G networks. The auction is expected to begin in October 2023. The rules include measures such as (i) imposing a 100 MHz cap on large national providers (i.e. RCCI, Bell Mobility Inc., and Telus Communications Inc.) as to how much combined 3500 MHz and 3800 MHz spectrum they can acquire; (ii) reserving a total of 150 MHz across the 3500 MHz and 3800 MHz spectrum bands for smaller competitors; and (iii) implementing strong deployment requirements requiring spectrum won at auction to be deployed within a certain timeframe or risk losing the licences.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code, the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017, and the CRTC Internet Code that became effective on January 31, 2020. See "CRTC Wireless Code of Conduct" and "CRTC Internet Code" for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:
- up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and

- up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES
After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC's role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, *Modern telecommunications services – The path forward for Canada's digital economy*, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:
- 90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and
- the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:
- fixed and mobile wireless broadband Internet access services; and
- fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, *Development of the CRTC's Broadband Fund*, released on September 27, 2018. Two calls for applications occurred in 2019. 2020 marks the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving area and to provide a national video relay service (VRS). In 2019, a 0.52% levy on wireline and wireless voice revenues generated $94.2 million in subsidies. The voice service subsidy component is declining year-over-year because in Telecom Regulatory Policy CRTC 2018-213, *Phase-out of the local voice service subsidy regime,* the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

For 2020, the $100 million funding requirements of the Broadband Fund was added to the voice and VRS requirements, resulting in an increased projected subsidy requirement of $170.7 million per Telecom Decision CRTC 2019-395, *Final 2019 revenue-percent charge and related matters,* released on December 4, 2019. The percent of revenue levy currently applied to wireline and wireless voice revenues will be extended to also apply to Internet and texting revenue and is set for 2020 on an interim basis at 0.45% on this expanded revenue base, subject to finalization based on actual revenues in late 2020.

CANADA'S ANTI-SPAM LEGISLATION
Canada's anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. We are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES
Since 2018, organizations that are regulated by the Personal Information Protection and Electronic Documents Act (PIPEDA), have had an obligation to notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach of security safeguard creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach

occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. Failure to provide notification or maintain records could result in fines up to $100,000 per violation. We fully comply with these obligations under PIPEDA.

REVIEW OF PIPEDA

On June 16, 2022, the Federal Government tabled Bill C-27, the *Digital Charter Implementation Act, 2022*, to overhaul Canada's private sector privacy legislation. It includes provisions for increased consumer control over personal information, new powers for the federal Privacy Commissioner, significant financial penalties, a Private Right of Action, new rules for protecting children's privacy, and regulates the development and deployment of artificial intelligence systems. If passed, Bill C-27 will include a transition window that allows organizations sufficient time to make the necessary updates and changes to internal policies and processes for compliance.

GOVERNMENT OF CANADA REVIEW OF THE BROADCASTING ACT

On February 2, 2022, the Federal Government introduced Bill C-11, the *Online Streaming Act*. Bill C-11 will amend the Broadcasting Act and make related and consequential amendments to other acts. The goal of Bill C-11 is to support Canada's cultural policy objectives of producing Canadian stories in the midst of a changing broadcasting landscape. The main amendments would subject online streaming services to CRTC regulation and require specific investment in Canadian cultural enterprises and include diverse programming, including Indigenous content. The CRTC will decide how the new regulatory regime is to be implemented subject to the guidance that would be provided by the Government in a policy direction to be issued when (and if) the Bill is passed.

THE ONLINE NEWS ACT

On April 5, 2022, the Federal Government introduced Bill C-18, the *Online News Act*. The purpose of Bill C-18 is to regulate online communications platforms, called "digital news intermediaries", as a means to enhance fairness in the Canadian digital news marketplace and contribute to sustainability. Bill C-18 has not yet been passed into law.

MATTERS ASSOCIATED WITH NETWORK OUTAGE

On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies. On September 7, 2022, we announced that a formal memorandum of understanding had been signed among Canada's major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.

On July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC has requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On July 22, 2022, we provided responses to the CRTC's questions. On August 5, 2022, the CRTC issued a subsequent request for information, responses to which were filed by Rogers on August 22, 2022.

On July 15, 2022, the House of Commons Standing Committee on Industry and Technology announced it would study the network outage, including the underlying causes and its impact on families, consumers, and businesses. The committee held meetings during July 2022 during which representatives from Rogers, amongst others, appeared.

WIRELESS

3800 MHZ SPECTRUM LICENCE BANDS

On June 6, 2019, ISED Canada released its Decision (2019 Decision) on its *Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band*. On August 27, 2020, ISED Canada launched its *Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band* to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200 MHz bands to support 5G wireless technologies deployment. On May 21, 2021, ISED Canada released its *Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band,* announcing the decision to repurpose the 3800 MHz spectrum band to support 5G services. On December 17, 2021, ISED Canada launched a follow-up proceeding, *Consultation on a Policy and Licensing Framework for Spectrum in the 3800 MHz band*, to determine the auction format and rules. Initial comments were due on February 15, 2022.

On June 30, 2022, ISED Canada released its *Policy and Licensing Framework for Spectrum in the 3800 MHz Band*, laying out the rules for the upcoming auction. The rules include measures such as (i) imposing a 100 MHz cap on large national providers (i.e. RCCI, Bell Mobility Inc., and Telus Communications Inc.) as to how much combined 3500 MHz and 3800 MHz spectrum they can acquire; (ii) reserving a total of 150 MHz across the 3500 MHz and 3800 MHz spectrum bands for smaller competitors; and (iii) implementing strong deployment requirements requiring spectrum won at auction to be deployed within a certain timeframe or risk losing the licences. The 3800 MHz auction is expected to begin on October 24, 2023.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including

prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

- ISED Canada will review all spectrum transfer requests and will not allow any that result in "undue spectrum concentration" and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and
- licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE OF CONDUCT

In June 2013, the CRTC issued its Wireless Code of Conduct (Wireless Code) that came into effect in December 2013. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months.

On June 15, 2017, the CRTC released its decision on the three-year review of the Wireless Code (Telecom Regulatory Policy CRTC 2017-200, *Review of the Wireless Code*). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

In July 2019, Rogers introduced wireless device financing agreements with both 24- and 36-month terms. On August 30, 2019, the CRTC initiated Telecom Notice of Consultation CRTC 2019-309, *Show cause proceeding and call for comments – The Wireless Code – Device financing plans, to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code*. We voluntarily ceased offering device financing arrangements with terms greater than 24 months at that time. Final reply submissions were filed on October 29, 2019. On March 4, 2021, the CRTC released Telecom Decision CRTC 2021-98, *Wireless Code – Application to device financing plans*, confirming that the Wireless Code does apply to device financing plans sold with a wireless service plan and that device financing plans must comply with all relevant protections of the Wireless Code. The CRTC also established that device financing plans are similar to device subsidies when determining early cancellation fees under the Wireless Code.

On October 28, 2022, the CRTC issued Telecom Regulatory Policy 2022-294, *The Wireless Code – Clarification of the term "manufacturer's suggested retail price"*, in which it clarified the definition of the term "manufacturer's suggested retail price (MSRP)" provided in Telecom Regulatory Policy 2019-271. The CRTC stated the regular price for a wireless mobile device as published by the original equipment manufacturer (OEM) on the OEM's Canadian website, at the time a contract is entered into is to be deemed the MSRP for the purpose of Section G of the Wireless Code if no MSRP is provided by the OEM to the wireless service provider (WSP). Furthermore, the CRTC directed WSPs to collect and update MSRP data on a monthly basis and to retain historical MSRP data to make it available to the CRTC. The CRTC further expects each WSP to collect this information in a consistent manner.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

- all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
- the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, *Regulatory framework for wholesale mobile wireless services*, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government's intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On June 17, 2019, the *Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation* came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On February 13, 2023, the *Order Issuing a Direction to the CRTC on a Renewed Approach to Telecommunications Policy* came into effect. Building on the direction and objectives set out in the previous Order, it adds the required principles of effective regulation that the CRTC must follow. The principles most notably include transparency, predictability, coherence, and efficiency, and

also state the CRTC should ensure proceedings are held, and decisions released, in a timely manner. It also requires the CRTC to consider fixed Internet competition and mobile wireless competition, including maintaining regulatory frameworks regarding wholesale services for both fixed Internet and wholesale roaming services for mobile wireless. Lastly, it requires the CRTC to enhance and protect the rights of consumers in telecommunication markets, and to continue taking measures to support universal access to high-quality, reliable, and resilient fixed Internet and mobile wireless services.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, *Review of mobile wireless services*, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. After extensive written submissions were filed in 2019, a two-week oral hearing began on February 18, 2020. Final written submissions were filed on July 15, 2020.

On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, *Review of mobile wireless service*s. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval. The CRTC also mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

On April 6, 2022, the CRTC issued Telecom Decision CRTC 2022-102, *Updates to national wireless carriers' GSM-based wholesale mobile wireless roaming tariffs to incorporate seamless hand-off and 5G roaming*, which requires the implementation of seamless roaming, including using one-way seamless hand-off. The CRTC directs the national wireless carriers to begin accepting written requests for seamless roaming from regional wireless carriers effective immediately. The CRTC considers that its determinations in this decision will assist with the implementation of seamless roaming to the benefit of regional wireless carriers and reduce barriers to entry into the market and to competition for telecommunications service providers that are new, regional, or smaller than the incumbent national service providers.

On October 19, 2022, the CRTC issued Telecom Decision CRTC 2022-288, *Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Commission determinations on proposed terms and conditions*, which determined that wholesale MVNO access service is available for use by regional wireless carriers that have deployed their own home Public Mobile Network (PMN) somewhere in Canada and are also offering retail wireless services. To be eligible for the MVNO access, a regional wireless carrier must be registered with the CRTC as a wireless carrier, must have home PMN somewhere in Canada, and must be actively offering mobile wireless services commercially to retail customers. The CRTC has directed the incumbents to modify their tariffs in accordance with its determination, and noted that entities that are not currently eligible for the service may become eligible over the course of the mandate if they acquire rights to spectrum, and invest in a home PMN and start offering retail service.

CABLE

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers (the Collectives) were unable to agree on a new rate for the distribution of distant signals after the expiration of the then-current agreement in 2013. A proceeding was initiated by the Copyright Board in 2015 and a decision was rendered on December 18, 2018. The decision increased the rate paid by broadcast distribution undertakings (BDUs) by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. For the period of 2019 to 2023, an interim rate was set at the 2016 rate of $1.17.

The Collectives appealed the Copyright Board's decision on the 2014 to 2018 rates, seeking to have the rates increased to an average of approximately $2.20 for the five-year period. On July 22, 2021, the Federal Court of Appeal released a decision in which it determined the 2014 and 2015 rates would be final but agreed with the Collectives that errors were made with respect to the 2016 to 2018 rates. The BDUs, including Rogers, filed a motion for Leave to Appeal the Federal Court of Appeal's decision with the Supreme Court of Canada which was dismissed in early 2022. Meanwhile, the Copyright Board commenced a new proceeding in July 2022 to determine the rates from 2016 onward. The fees we currently pay the Collectives are not material.

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, *Framework for assessing the differential pricing practices of Internet service providers*, setting out the evaluation

criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

- the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
- whether the offering is exclusive to certain customers or certain content providers;
- the impact on Internet openness and innovation; and
- whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On August 15, 2019, in Telecom Order CRTC 2019-288, *Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services* (2019 Order), the CRTC set final rates for facilities-based carriers' wholesale HAS, including Rogers' TPIA service. The 2019 Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016. We do not believe the final rates set by the CRTC are just and reasonable as required by the *Telecommunications Act* as we believe they are below cost.

On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the *Telecommunications Act* with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the 2019 Order. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the 2019 Order. On September 10, 2020, the Court dismissed the Cable Carriers' appeal and simultaneously vacated the interlocutory Stay previously granted.

On November 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an appeal of the 2019 Order with the Federal Cabinet, pursuant to Section 12(1) of the *Telecommunications Act*, asking the Cabinet to order the CRTC to reconsider its August 15, 2019 decision in conjunction with the CRTC's previously announced review of the entire wholesale regulatory framework. On August 15, 2020, the Federal Cabinet recognized that the final rates did not always appropriately balance the policy objectives of the wholesale network and were concerned that they would undermine investment in high-quality networks. They however decided not to refer the matter back to the CRTC, given that the matter was already before them as a result of the review and vary application filed by Rogers and the other Cable Carriers.

On December 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the 2019 Order pursuant to sections 27(1), 61(2), and 62 of the *Telecommunications Act*, Part 1 of the *Canadian Radio-television and Telecommunications Commission Rules of Practice and Procedure*, and Telecommunications

Information Bulletin CRTC 2011-214, *Revised Guidelines for review and vary applications*. Specifically, we seek:

a) review and variance of the methodology and the resulting rates approved for the Cable Carriers' aggregated wholesale HAS in the 2019 Order in conjunction with the CRTC's planned review of its approach to setting the rates for wholesale telecommunications services generally;

b) review and variance of the determination in the 2019 Order regarding retroactivity such that any new wholesale rates for Cable Carrier HAS services apply only on a prospective basis; and

c) in the event that the interlocutory stay of the 2019 Order granted by the Federal Court of Appeal is terminated or varied, an interim stay of the 2019 Order pending completion of the CRTC's determinations in respect of both (a) and (b) above.

On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the 2019 Order. On November 12, 2020, Rogers, again in conjunction with the other Cable Carriers, filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 *Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services* (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale ISP petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

CRTC INTERNET CODE

On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, *The Internet Code*, establishing a mandatory code of conduct (Code) for large facilities-based ISPs that applies to the companies' provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the CRTC for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code. The Code came into effect on January 31, 2020.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, *Review of wholesale wireline services and associated policies*), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service

providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, *Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities*, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC's July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates was anticipated in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, *Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services*. Initial comments for this proceeding were filed on October 5, 2020 and reply comments were filed on December 7, 2020.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, *Policy framework for local and community television*. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly created Independent Local News Fund for independently owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as Citytv, in the case of Rogers). Rogers has closed its Greater Toronto Area community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

Distributors are required to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks. The retail rate for this entry-level service is capped at $25 per month (excluding equipment). Further, all channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages. As a BDU, we are permitted to continue to offer our existing basic service and programming packages. Consumers have to be offered, but will not have to receive, a majority of Canadian services.

All licensed programmers and BDUs must also comply with the Wholesale Code. Distributors of foreign services are required to make their channels available on an à la carte basis and in "pick-packs" or smaller pre-assembled packages and abide by the Wholesale Code.

Finally, the CRTC established a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers, which came into effect on September 1, 2017.

ROGERS CABLE TV LICENCE RENEWALS

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, *Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings*, the CRTC renewed Rogers' Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers' application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, *Call for comments on the Governor in Council's request for a report on future programming distribution models*) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians.

MEDIA

REVIEW OF COMMERCIAL RADIO POLICY

On December 7, 2022, the CRTC released its decision on the review of the Commercial Radio Policy, which had not been updated since 2006. The primary policy consideration put forward by the industry was a relaxation of the Common Ownership Policy, which restricts the number of stations an owner can operate in any individual market as well as the bands (AM/FM) in which they broadcast. The CRTC did not relax its common ownership policy, which remains at 4 in markets served by more than 8 commercial radio stations, and made minor modifications to AM/FM band restrictions to now allow ownership of 3 FM stations in a market.

Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS
Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE
We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

LEASES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES
We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST
Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to "property, plant and equipment". The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS
Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash-generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS
The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit

spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments' discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2022.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate	
Impact of 0.5% increase	(163)
Impact of 0.5% decrease	183
Rate of future compensation increase	
Impact of 0.25% increase	10
Impact of 0.25% decrease	(10)
Mortality rate	
Impact of 1 year increase	42
Impact of 1 year decrease	(45)

STOCK-BASED COMPENSATION

Stock option plans
Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS
We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment. In particular for Media, we have determined that goodwill is

monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

RESTRUCTURING, ACQUISITION AND OTHER COSTS
We make significant judgments in determining the appropriate classification of costs to be included in restructuring, acquisition and other.

HEDGE ACCOUNTING
We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

SEGMENTS
We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES
We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES
Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS
Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE (primarily broadcasting rights) and Glentel (Wireless distribution support). The amounts received from or paid to these parties were as follows:

	Years ended December 31		
(In millions of dollars)	**2022**	2021	% Chg
Revenue	**74**	31	139
Purchases	**194**	180	8

We entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 2021, total amounts paid to this related party during the year ended December 31, 2021 was $3 million.

We have also entered into business transactions with companies controlled by our Directors Michael J. Cooper and John C. Kerr, which became related parties in October 2021. These companies include Dream Unlimited Corp. and Vancouver Professional Baseball LLP, respectively. Dream Unlimited Corp. is a real estate company that rents spaces in office and residential buildings. Vancouver Professional Baseball LLP controls the Vancouver Canadians, the Toronto Blue Jays' High-A affiliate minor league team. Total amounts paid to these related parties were nominal during the period from October 2021 to December 2021 and for the year ended December 31, 2022.

We have also entered into certain transactions with the Trust and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2022 and 2021.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2022

We adopted the following IFRS amendments in 2022. They did not have a material effect on our financial statements.
- Amendments to IFRS 3, *Business Combinations – Updating a Reference to the Conceptual Framework*, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

- Amendments to IAS 16, *Property, Plant and Equipment: Proceeds before intended use*, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
- Amendments to IAS 37, *Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts*, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments that will become effective in future years:
- IFRS 17, *Insurance Contracts*, a replacement of IFRS 4, *Insurance Contracts,* that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
- Amendments to IAS 1, *Presentation of Financial Statements – Classification of Liabilities as Current or Non-current*, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023).
- Amendments to IAS 1, *Presentation of Financial Statements – Disclosure of Accounting Policies*, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
- Amendments to IAS 8, *Accounting Policies – Changes in Accounting Estimates and Errors*, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
- Amendments to IAS 12, *Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction,* narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).
- Amendments to IFRS 16, *Leases – Lease Liability in a Sale and Leaseback*, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
- Amendments to IAS 1, *Presentation of Financial Statements – Non-current Liabilities with Covenants*, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants. (January 1, 2024).

We do not expect IFRS 17, *Insurance Contracts*, or the amendments effective January 1, 2023, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining amendments will have on our consolidated financial statements; however we currently do not expect any material impacts.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:

- subscriber counts;
  - Wireless;
  - Cable; and
  - homes passed (Cable);
- Wireless subscriber churn (churn);
- Wireless mobile phone average revenue per user (ARPU);
- Cable average revenue per account (ARPA);
- Cable customer relationships;
- Cable market penetration (penetration);
- capital intensity;
- total service revenue;
- dividend payout ratios; and
- return on assets.

Effective January 1, 2022, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We also began reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories.

We have updated our 2021 comparative subscriber results for the impact of these changes. Our updated definitions are as follows:

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)
- A wireless subscriber is represented by each identifiable telephone number.

- We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
- Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
- Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
- Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
- When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
- Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
- Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

MOBILE PHONE AVERAGE REVENUE PER USER (WIRELESS)

Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

AVERAGE REVENUE PER ACCOUNT (CABLE)

Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. ARPA is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

CUSTOMER RELATIONSHIPS

Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. retail Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

MARKET PENETRATION

Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences or additions to right-of-use assets. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue. Capital intensity is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today's Shopping Choice and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay. Dividend payout ratio of net income and dividend payout ratio of free cash flow are also supplementary financial measures. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of these measures.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. Return on assets is also a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

NON-GAAP AND OTHER FINANCIAL MEASURES

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities laws). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures			
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income
Taxes paid and other government payments	• To assess how much cash we pay in taxes and fees to federal, provincial, and municipal governments.	Income taxes paid add unrecoverable sales taxes paid; payroll taxes paid, regulatory and spectrum fees paid; and property and business taxes paid.	Income taxes paid
Free cash flow excluding Shaw financing	• To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of the Shaw senior note financing, as it was issued for a specific purpose and does not contribute to our core business operations.	Cash provided by operating activities add (deduct) (capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; and (interest earned on restricted cash and cash equivalents).	Cash provided by operating activities
Adjusted net debt excluding Shaw financing	• We believe this helps investors and analysts analyze the components of our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt, excluding the cumulative effect of the Shaw senior note financing as it was issued for the specific purpose of funding the Shaw Transaction, which has not yet closed.	Total long-term debt add (deduct) current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); short-term borrowings; and (restricted cash and cash equivalents); add (deduct) (Shaw senior note financing); restricted cash and cash equivalents; net debt derivative assets (liabilities) related to Shaw senior note financing; (deferred transaction costs paid related to Shaw senior note financing); interest income on restricted cash and cash equivalents; and (interest paid on Shaw senior note financing).	Long-term debt

Non-GAAP financial measures				
Specified financial measure	*How it is useful*		*How we calculate it*	*Most directly comparable IFRS financial measure*
Capital expenditures excluding Shaw	• To show how much capital investment we make to enhance our core business assets, excluding the effect of integration-related capital expenditures in preparation for the Shaw Transaction, as they are for a specific purpose and do not yet contribute to our core business operations.		Capital expenditures deduct capital expenditures related to Shaw integration activities.	Capital expenditures
Free cash flow excluding Shaw	To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of the Shaw senior note financing and integration-related capital expenditures in preparation for the Shaw Transaction, as they are for a specific purpose and do not yet contribute to our core business operations.		Cash provided by operating activities add (deduct) (capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; (interest earned on restricted cash and cash equivalents); and capital expenditures related to Shaw integration activities.	Cash provided by operating activities

Non-GAAP ratios			
Specified financial measure	*How it is useful*		*How we calculate it*
Adjusted basic earnings per share Adjusted diluted earnings per share	• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.		Adjusted net income divided by basic weighted average shares outstanding. Adjusted net income including the dilutive effect of stock-based compensation divided by diluted weighted average shares outstanding.
Debt leverage ratio excluding Shaw financing	• We believe this helps investors and analysts analyze our ability to service our debt obligations, excluding the effect of specific Shaw senior note financing as it was issued for a specific purpose and does not reflect our ability to service our core business debt obligations.		Adjusted net debt excluding Shaw financing (defined above) divided by 12-month trailing adjusted EBITDA.

Total of segments measures	
Specified financial measure	*Most directly comparable IFRS financial measure*
Adjusted EBITDA	Net income

Capital management measures	
Specified financial measure	*How it is useful*
Free cash flow	• To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance. • We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures		
Specified financial measure	*How we calculate it*	
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.	
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.	
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.	
Capital intensity	Capital expenditures divided by revenue.	
Return on assets	Net income divided by total assets.	
Dividend payout ratio of net income	Dividends declared divided by net income.	
Dividend payout ratio of free cash flow	Dividends declared for the year divided by free cash flow (defined above).	

RECONCILIATION OF CAPITAL EXPENDITURES EXCLUDING SHAW

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Capital expenditures	**3,075**	2,788
Deduct:		
Capital expenditures related to Shaw integration activities	**(42)**	–
Capital expenditures excluding Shaw	**3,033**	2,788

RECONCILIATION OF ADJUSTED EBITDA

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Net income	**1,680**	1,558
Add (deduct):		
Income tax expense	**609**	569
Other (income) expense	**(15)**	2
Finance costs	**1,233**	849
Restructuring, acquisition and other	**310**	324
Depreciation and amortization	**2,576**	2,585
Adjusted EBITDA	**6,393**	5,887

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Net income	**1,680**	1,558
Add (deduct):		
Restructuring, acquisition and other	**310**	324
Income tax impact of above items	**(75)**	(79)
Adjusted net income	**1,915**	1,803

RECONCILIATION OF FREE CASH FLOW, FREE CASH FLOW EXCLUDING SHAW FINANCING, AND FREE CASH FLOW EXCLUDING SHAW

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Cash provided by operating activities	**4,493**	4,161
Add (deduct):		
Capital expenditures	**(3,075)**	(2,788)
Interest on borrowings, net and capitalized interest	**(1,090)**	(728)
Interest paid	**1,054**	802
Restructuring, acquisition and other	**310**	324
Program rights amortization	**(61)**	(68)
Change in net operating assets and liabilities	**152**	(37)
Other adjustments [1]	**(10)**	5
Free cash flow	**1,773**	1,671
Add (deduct):		
Interest on Shaw senior note financing	**447**	–
Interest earned on restricted cash and cash equivalents	**(235)**	–
Free cash flow excluding Shaw financing	**1,985**	1,671
Add:		
Capital expenditures related to Shaw integration activities	**42**	–
Free cash flow excluding Shaw	**2,027**	1,671

[1] Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $5.1 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total	
(In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Income data measure:										
Revenue	–	–	13,200	12,769	2,386	2,073	(190)	(187)	15,396	14,655
Net income (loss)	1,680	1,558	1,529	1,528	360	105	(1,889)	(1,633)	1,680	1,558

As at December 31 (unaudited)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total	
(In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Financial Position data measure:										
Current assets	47,197	29,982	33,845	28,825	9,991	10,089	(71,750)	(63,067)	19,283	5,829
Non-current assets	34,499	33,290	30,135	28,959	3,853	3,717	(32,115)	(29,832)	36,372	36,134
Current liabilities	36,902	30,993	37,051	32,942	8,972	9,378	(73,376)	(64,694)	9,549	8,619
Non-current liabilities	31,890	18,943	5,302	4,960	188	181	(1,366)	(1,272)	36,014	22,812

[1] For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2] Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPU, ARPA, percentages, and ratios)	2022	2021	2020	2019	2018 [1]
				As at or years ended December 31	
Revenue					
Wireless	9,197	8,768	8,530	9,250	9,200
Cable	4,071	4,072	3,946	3,954	3,932
Media	2,277	1,975	1,606	2,072	2,168
Corporate items and intercompany eliminations	(149)	(160)	(166)	(203)	(204)
Total revenue	15,396	14,655	13,916	15,073	15,096
Total service revenue	13,305	12,533	11,955	12,965	12,974
Adjusted EBITDA					
Wireless	4,469	4,214	4,067	4,345	4,090
Cable	2,058	2,013	1,935	1,919	1,874
Media	69	(127)	51	140	196
Corporate items and intercompany eliminations	(203)	(213)	(196)	(192)	(177)
Total adjusted EBITDA	6,393	5,887	5,857	6,212	5,983
Net income	1,680	1,558	1,592	2,043	2,059
Adjusted net income	1,915	1,803	1,725	2,135	2,241
Cash provided by operating activities	4,493	4,161	4,321	4,526	4,288
Free cash flow	1,773	1,671	2,366	2,278	2,134
Free cash flow excluding Shaw financing	1,985	1,671	2,366	2,278	2,134
Capital expenditures	3,075	2,788	2,312	2,807	2,790
Earnings per share					
Basic	$ 3.33	$ 3.09	$ 3.15	$ 3.99	$ 4.00
Diluted	$ 3.32	$ 3.07	$ 3.13	$ 3.97	$ 3.99
Adjusted earnings per share					
Basic	$ 3.79	$ 3.57	$ 3.42	$ 4.17	$ 4.35
Diluted	$ 3.78	$ 3.56	$ 3.40	$ 4.15	$ 4.34
Statements of Financial Position:					
Assets					
Property, plant and equipment	15,574	14,666	14,018	13,934	11,780
Goodwill	4,031	4,024	3,973	3,923	3,905
Intangible assets	12,251	12,281	8,926	8,905	7,205
Investments	2,088	2,493	2,536	2,830	2,134
Other assets	21,711	8,499	9,401	7,427	6,894
Total assets	55,655	41,963	38,854	37,019	31,918
Liabilities and Shareholders' Equity					
Long-term liabilities	36,014	22,812	22,695	21,639	16,903
Current liabilities	9,549	8,619	6,586	5,964	6,836
Total liabilities	45,563	31,431	29,281	27,603	23,739
Shareholders' equity	10,092	10,532	9,573	9,416	8,179
Total liabilities and shareholders' equity	55,655	41,963	38,854	37,019	31,918
Subscriber count results (in thousands) [2]					
Wireless mobile phone subscribers [3]	10,647	10.013	n/a	n/a	n/a
Retail Internet subscribers [3,4]	2,284	2,229	n/a	n/a	n/a
Video subscribers [3,4]	1,525	1,491	n/a	n/a	n/a
Smart Home Monitoring subscribers [3,4]	101	113	n/a	n/a	n/a
Home Phone subscribers [3,4]	836	911	n/a	n/a	n/a
Customer relationships [3,4]	2,590	2,581	2,530	2,510	n/a
Additional Wireless metrics [2]					
Postpaid mobile phone churn (monthly) [3]	0.90%	0.88%	n/a	n/a	n/a
Mobile phone ARPU (monthly) [3]	$ 57.89	$ 56.83	n/a	n/a	n/a
Additional Cable metrics					
ARPA (monthly) [3]	$130.12	$132.58	$130.70	$131.71	n/a
Penetration [3]	53.9%	54.9%	55.3%	56.1%	n/a
Additional consolidated metrics					
Revenue growth	5%	5%	(8)%	—%	—%
Adjusted EBITDA growth	9%	1%	(6)%	4%	9%
Dividends declared per share	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 1.92
Dividend payout ratio of net income [2]	60.1%	64.8%	63.4%	50.0%	48.0%
Dividend payout ratio of free cash flow [2]	57.0%	60.4%	42.7%	44.9%	55.8%
Return on assets [2]	3.0%	3.7%	4.1%	5.5%	6.5%
Debt leverage ratio	3.5	3.4	3.0	2.9	2.5
Debt leverage ratio excluding Shaw financing	3.1	3.4	3.0	2.9	2.5

[1] 2018 reported figures have not been restated applying IFRS 16.

[2] As defined. See "Key Performance Indicators".

[3] Customer relationships, ARPA, and penetration have not been presented for periods prior to 2019. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2020. Wireless mobile phone subscribers, retail Internet subscribers, Video subscribers, Smart Home Monitoring subscribers, Home Phone subscribers, postpaid mobile phone churn, and mobile phone ARPU have not been presented for periods prior to 2021. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2022, and updated our 2021 comparative subscriber results. See "Key Performance Indicators".

[4] On September 30, 2020, we acquired approximately 2,000 retail Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc. On October 1, 2020, we acquired approximately 5,000 retail Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc. On September 1, 2021, we acquired approximately 18,000 retail Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications. On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia. None of these subscribers are included in net additions, but they do appear in the ending total balance for the respective years and thereafter.



Management's Responsibility for Financial Reporting
December 31, 2022

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
- transactions are properly authorized and recorded;
- financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
- the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal control over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' reports. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 9, 2023

Tony Staffieri
President and Chief Executive Officer

Glenn Brandt
Chief Financial Officer



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of the carrying value of goodwill in the Media segment
As discussed in Note 9 to the consolidated financial statements, the Company tests goodwill for impairment once per year as of October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount of a cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill is less than the carrying amount. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. Goodwill is monitored at an operating segment level in the Media segment. The goodwill balance in the Media segment as of December 31, 2022 was $969 million. A number of businesses within the Company's Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the higher of fair value less costs to sell and value in use, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There was a high degree of auditor judgment applied in assessing the level at which goodwill was tested and in evaluating the key assumptions used in the valuation models, which included the CGUs' future cash flows, the discount rate and the terminal growth rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media segment. We compared the Company's historical cash flow forecasts to actual results achieved

to assess the Company's ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment's future cash flows by comparing to underlying documentation and external market and relevant industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company's inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates and comparing those to the Company's rate, and the terminal growth rate for the Media segment, by comparing to underlying documentation and publicly available market data. We performed sensitivity analyses over the Company's key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the Company's determination of the recoverable amount.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 9, 2023



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 9, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2022. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 9, 2023

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2022	2021
Revenue	5	15,396	14,655
Operating expenses:			
Operating costs	6	9,003	8,768
Depreciation and amortization	7, 8, 9	2,576	2,585
Restructuring, acquisition and other	10	310	324
Finance costs	11	1,233	849
Other (income) expense	12	(15)	2
Income before income tax expense		2,289	2,127
Income tax expense	13	609	569
Net income for the year		1,680	1,558
Earnings per share:			
Basic	14	$ 3.33	$ 3.09
Diluted	14	$ 3.32	$ 3.07

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2022	2021
Net income for the year		1,680	1,558
Other comprehensive (loss) income:			
Items that will not be reclassified to net income:			
Defined benefit pension plans:			
Remeasurements	23	293	592
Related income tax expense		(78)	(157)
Defined benefit pension plans		215	435
Equity investments measured at fair value through other comprehensive income (FVTOCI):			
(Decrease) increase in fair value	18	(349)	10
Related income tax recovery (expense)		47	(3)
Equity investments measured at FVTOCI		(302)	7
Items that will not be reclassified to net income		(87)	442
Items that may subsequently be reclassified to net income:			
Cash flow hedging derivative instruments:			
Unrealized gain (loss) in fair value of derivative instruments		115	(210)
Reclassification to net income of (gain) loss on debt derivatives		(1,215)	50
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives		(19)	100
Reclassification to net income for accrued interest		(16)	(15)
Related income tax recovery		102	42
Cash flow hedging derivative instruments		(1,033)	(33)
Share of other comprehensive income of equity-accounted investments, net of tax		10	2
Items that may subsequently be reclassified to net income		(1,023)	(31)
Other comprehensive (loss) income for the year		(1,110)	411
Comprehensive income for the year		570	1,969

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	As at December 31 2022	As at December 31 2021
Assets			
Current assets:			
Cash and cash equivalents		**463**	715
Restricted cash and cash equivalents	17	**12,837**	–
Accounts receivable	15	**4,184**	3,847
Inventories	16	**438**	535
Current portion of contract assets	5	**111**	115
Other current assets	5	**561**	497
Current portion of derivative instruments	17	**689**	120
Total current assets		**19,283**	5,829
Property, plant and equipment	7, 8	**15,574**	14,666
Intangible assets	9	**12,251**	12,281
Investments	18	**2,088**	2,493
Derivative instruments	17	**861**	1,431
Financing receivables	15	**886**	854
Other long-term assets	5	**681**	385
Goodwill	9	**4,031**	4,024
Total assets		**55,655**	41,963
Liabilities and shareholders' equity			
Current liabilities:			
Short-term borrowings	19	**2,985**	2,200
Accounts payable and accrued liabilities		**3,722**	3,416
Income tax payable		**–**	115
Other current liabilities	17, 20	**252**	607
Contract liabilities	5	**400**	394
Current portion of long-term debt	21	**1,828**	1,551
Current portion of lease liabilities	8	**362**	336
Total current liabilities		**9,549**	8,619
Provisions	20	**53**	50
Long-term debt	21	**29,905**	17,137
Lease liabilities	8	**1,666**	1,621
Other long-term liabilities	22	**738**	565
Deferred tax liabilities	13	**3,652**	3,439
Total liabilities		**45,563**	31,431
Shareholders' equity	24	**10,092**	10,532
Total liabilities and shareholders' equity		**55,655**	41,963
Guarantees	27		
Commitments and contingent liabilities	28		
Subsequent events	19, 21, 24, 30		

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Edward S. Rogers
Director

Robert J. Gemmell
Director

Consolidated Statements of Changes in Shareholders' Equity

(In millions of Canadian dollars, except number of shares)

Year ended December 31, 2022	Class A Voting Shares Amount	Class A Voting Shares Number of shares (000s)	Class B Non-Voting Shares Amount	Class B Non-Voting Shares Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the year	–	–	–	–	1,680	–	–	–	1,680
Other comprehensive income (loss):									
Defined benefit pension plans, net of tax	–	–	–	–	215	–	–	–	215
FVTOCI investments, net of tax	–	–	–	–	–	(302)	–	–	(302)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(1,033)	–	(1,033)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	10	10
Total other comprehensive income (loss)	–	–	–	–	215	(302)	(1,033)	10	(1,110)
Comprehensive income (loss) for the year	–	–	–	–	1,895	(302)	(1,033)	10	570
Reclassification to retained earnings for disposition of FVTOCI investments	–	–	–	–	19	(19)	–	–	–
Transactions with shareholders recorded directly in equity:									
Dividends declared	–	–	–	–	(1,010)	–	–	–	(1,010)
Share class exchange	–	(1)	–	1	–	–	–	–	–
Total transactions with shareholders	–	(1)	–	1	(1,010)	–	–	–	(1,010)
Balances, December 31, 2022	**71**	**111,152**	**397**	**393,773**	**9,816**	**672**	**(872)**	**8**	**10,092**

Year ended December 31, 2021	Class A Voting Shares Amount	Class A Voting Shares Number of shares (000s)	Class B Non-Voting Shares Amount	Class B Non-Voting Shares Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	–	–	–	–	1,558	–	–	–	1,558
Other comprehensive income (loss):									
Defined benefit pension plans, net of tax	–	–	–	–	435	–	–	–	435
FVTOCI investments, net of tax	–	–	–	–	–	7	–	–	7
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(33)	–	(33)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	2	2
Total other comprehensive income (loss)	–	–	–	–	435	7	(33)	2	411
Comprehensive income (loss) for the year	–	–	–	–	1,993	7	(33)	2	1,969
Reclassification to retained earnings for disposition of FVTOCI investments	–	–	–	–	13	(13)	–	–	–
Transactions with shareholders recorded directly in equity:									
Dividends declared	–	–	–	–	(1,010)	–	–	–	(1,010)
Share class exchange	–	(1)	–	1	–	–	–	–	–
Total transactions with shareholders	–	(1)	–	1	(1,010)	–	–	–	(1,010)
Balances, December 31, 2021	71	111,153	397	393,772	8,912	993	161	(2)	10,532

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2022	2021
Operating activities:			
Net income for the year		**1,680**	1,558
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	*7, 8, 9*	**2,576**	2,585
Program rights amortization	*9*	**61**	68
Finance costs	*11*	**1,233**	849
Income tax expense	*13*	**609**	569
Post-employment benefits contributions, net of expense	*23*	**19**	(5)
Other		**(24)**	2
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		**6,154**	5,626
Change in net operating assets and liabilities	*29*	**(152)**	37
Income taxes paid		**(455)**	(700)
Interest paid, net		**(1,054)**	(802)
Cash provided by operating activities		**4,493**	4,161
Investing activities:			
Capital expenditures	*7*	**(3,075)**	(2,788)
Additions to program rights	*9*	**(47)**	(54)
Changes in non-cash working capital related to capital expenditures and intangible assets		**(200)**	67
Acquisitions and other strategic transactions, net of cash acquired	*9*	**(9)**	(3,404)
Other		**68**	46
Cash used in investing activities		**(3,263)**	(6,133)
Financing activities:			
Net proceeds received from short-term borrowings	*19*	**707**	971
Net issuance of long-term debt	*21*	**12,711**	550
Net payments on settlement of debt derivatives and forward contracts	*17*	**(11)**	(8)
Transaction costs incurred	*21*	**(726)**	(31)
Principal payments of lease liabilities	*8*	**(316)**	(269)
Dividends paid	*24*	**(1,010)**	(1,010)
Cash provided by financing activities		**11,355**	203
Change in cash and cash equivalents and restricted cash and cash equivalents		**12,585**	(1,769)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		**715**	2,484
Cash and cash equivalents and restricted cash and cash equivalents, end of period		**13,300**	715
Cash and cash equivalents		**463**	715
Restricted cash and cash equivalents	*17*	**12,837**	–
Cash and cash equivalents and restricted cash and cash equivalents, end of period		**13,300**	715

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and *the Company* refer to Rogers Communications Inc. and its subsidiaries. *RCI* refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2022, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, restructuring, acquisition and other costs, and changes in income tax expense.

COVID-19 affected our operating results in 2021 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the reduced customer travel due to global travel restrictions resulted in lower-than-pre-pandemic roaming revenue. In Media, due to postponed and condensed NBA and NHL seasons, sports-related revenue and expenses, such as programming rights amortization, were recognized at different points in time than is typical. Furthermore, the Toronto Blue Jays being able to allow limited game-day attendance impacted revenue and operating expenses. In 2022, COVID-19 did not have a material impact on our operating results.

Wireless

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Cable operating results are affected by modest seasonal fluctuations, typically caused by:
- university and college students who live in temporary residences:
  - moving out early in the second quarter and canceling their service; and
  - students moving in late in the third quarter and signing up for cable service;
- individuals temporarily suspending service for extended vacations or seasonal relocations;
- the timing of service pricing changes; and
- the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

Seasonal fluctuations relate to:
- periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

- the Major League Baseball season, where:
  - games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
  - revenue related to game day ticket sales, merchandise sales, and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and
  - programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
- the National Hockey League (NHL) season, where:
  - regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
  - programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
  - advertising revenue and programming expenses are concentrated when games are played, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 9, 2023.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
- certain financial instruments as disclosed in note 17, including investments (which are also disclosed in note 18), which are measured at fair value;
- the net deferred pension liability, which is measured as described in note 23; and
- liabilities for stock-based compensation, which are measured at fair value as disclosed in note 25.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:
- monetary assets and liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;

- non-monetary assets and liabilities, and related depreciation and amortization – at the historical exchange rates; and
- revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) BUSINESS COMBINATIONS

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred, the equity interests we issued, and the liabilities we incurred to former owners of the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

During the year ended December 31, 2021, we made several individually immaterial acquisitions and recognized $51 million of related goodwill, $37 million of which has been allocated to our Cable operating segment and $14 million of which has been allocated to our Media operating segment.

See note 30 for further information regarding our agreement to acquire Shaw Communications Inc. (Shaw).

(e) GOVERNMENT GRANTS

We recognize government financial assistance when there is reasonable assurance that we will comply with the conditions of the assistance and the assistance will be received. Assistance related to expenses is recognized as a reduction of the related expense; assistance related to assets is recognized as a reduction to the carrying amount of the asset. During the year ended December 31, 2022, we have recognized $43 million (2021 – $7 million) in government grants related to assets.

During 2022, we signed an agreement with Canada Infrastructure Bank for a 30-year, $665 million senior unsecured non-revolving facility with a below-market interest rate (see note 21). The benefit of a below-market loan from a government entity is accounted for as a government grant and is equal to the difference between (i) the present value of the cash flows at the time of borrowing based on a market interest rate and (ii) the proceeds received. We recognize the difference within "other current liabilities" (when the grant will be recognized within one year of the date of the financial statements) or "other long-term liabilities" on our Consolidated Statements of Financial Position. The liability is subsequently measured at amortized cost using the effective interest method. The interest expense on the liability will be represented by the accretion of the loan liability over time. The government grant will be recognized as a reduction of the interest expense over the term of the loan. We have not recognized a government grant liability related to this loan as at December 31, 2022 as we have not yet borrowed against this facility.

(f) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2022

We adopted the following IFRS amendments in 2022. They did not have a material effect on our consolidated financial statements.

- Amendments to IFRS 3, *Business Combinations – Updating a Reference to the Conceptual Framework*, updating a reference in IFRS 3 to now refer to the Conceptual Framework.
- Amendments to IAS 16, *Property, Plant and Equipment: Proceeds before intended use*, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
- Amendments to IAS 37, *Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts*, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

(g) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:

- IFRS 17, *Insurance Contracts*, a replacement of IFRS 4, *Insurance Contracts,* that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
- Amendments to IAS 1, *Presentation of Financial Statements – Classification of Liabilities as Current or Non-current*, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023).
- Amendments to IAS 1, *Presentation of Financial Statements – Disclosure of Accounting Policies*, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
- Amendments to IAS 8, *Accounting Policies – Changes in Accounting Estimates and Errors*, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
- Amendments to IAS 12, *Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction,* narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).
- Amendments to IFRS 16, *Leases – Lease Liability in a Sale and Leaseback*, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
- Amendments to IAS 1, *Presentation of Financial Statements – Non-current Liabilities with Covenants*, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants. (January 1, 2024).

We do not expect IFRS 17, *Insurance Contracts*, or the amendments effective January 1, 2023, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining amendments will have on our consolidated financial statements; however we currently do not expect any material impacts.

(h) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, we make judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:

- information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;

- information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
- information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	104	X		X
5	Revenue Recognition	106	X	X	X
7	Property, Plant and Equipment	109	X	X	X
8	Leases	111	X	X	X
9	Intangible Assets and Goodwill	112	X	X	X
10	Restructuring, Acquisition and Other	116	X		X
13	Income Taxes	117	X		X
14	Earnings Per Share	118	X		
15	Accounts Receivable	119	X		X
16	Inventories	119	X		
17	Financial Instruments	119	X	X	X
18	Investments	129	X		
20	Provisions	133	X	X	X
23	Post-Employment Benefits	138	X	X	
25	Stock-Based Compensation	142	X	X	
28	Commitments and Contingent Liabilities	146	X		X

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all our commitments and to execute our business plan. We define capital we manage as shareholders' equity, indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities), net of cash and cash equivalents, restricted cash and cash equivalents, and derivative instruments.

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board as necessary, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires a minimum level of regulatory capital be maintained. Our subsidiary was in compliance with that requirement as at December 31, 2022 and 2021. The capital requirements are not material to us as at December 31, 2022 or December 31, 2021.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements.

KEY METRICS AND RATIOS

We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio

We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As at December 31, 2022 and 2021, we met our objectives for these metrics.

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) for a price of $40.50 per share (Shaw Transaction). The Shaw Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt. See note 30 for more information about the Shaw Transaction.

In connection with the Shaw Transaction, during the first quarter of 2021, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount of up to $19 billion (see note 19). During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility, see note 21) related to the Shaw Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the committed credit facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Shaw Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of approximately $12.8 billion in funds, which are recognized as "restricted cash and cash equivalents" on our Consolidated Statements of Financial Position (see note 17). Adjusted net debt increases correspondingly with any debt issued or drawn, and the use of restricted cash, and our debt leverage ratio would increase correspondingly.

(In millions of dollars)	Note	As at December 31 2022	As at December 31 2021
Current portion of long-term debt	21	1,828	1,551
Long-term debt	21	29,905	17,137
Deferred transaction costs and discounts	21	1,122	185
		32,855	18,873
Add (deduct):			
Subordinated notes adjustment [1]		(1,508)	(1,000)
Net debt derivative assets [2]	17	(988)	(1,260)
Credit risk adjustment related to net debt derivative assets [3]		(10)	(18)
Short-term borrowings	19	2,985	2,200
Current portion of lease liabilities	8	362	336
Lease liabilities	8	1,666	1,621
Cash and cash equivalents		(463)	(715)
Restricted cash and cash equivalents [4]	17	(12,837)	–
Adjusted net debt		22,062	20,037

(In millions of dollars, except ratios)	Note	As at December 31 2022	As at December 31 2021
Adjusted net debt		22,062	20,037
Divided by: trailing 12-month adjusted EBITDA	4	6,393	5,887
Debt leverage ratio		3.5	3.4

[1] For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and we understand this approach is commonly used to evaluate debt leverage by rating agencies for at least the first five years after the issuance of the respective subordinated notes.

[2] Net debt derivative assets consists of the net fair value of our debt derivatives on issued debt.

[3] For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4] For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalent as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. Including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

Free cash flow

We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is used as an indicator of financial capabilities.

(In millions of dollars)	Note	Years ended December 31 2022	2021
Adjusted EBITDA	4	6,393	5,887
Deduct (add):			
Capital expenditures [1]	7	3,075	2,788
Interest on borrowings, net and capitalized interest	11	1,090	728
Cash income taxes [2]		455	700
Free cash flow		1,773	1,671

[1] Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets, or assets acquired through business combinations.

[2] Cash income taxes are net of refunds received.

(In millions of dollars)	Note	Years ended December 31 2022	2021
Cash provided by operating activities		4,493	4,161
Add (deduct):			
Capital expenditures	7	(3,075)	(2,788)
Interest on borrowings, net of capitalized interest	11	(1,090)	(728)
Interest paid, net		1,054	802
Restructuring, acquisition and other	10	310	324
Program rights amortization	9	(61)	(68)
Change in net operating assets and liabilities	29	152	(37)
Other adjustments [1]	12, 23	(10)	5
Free cash flow		1,773	1,671

[1] Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Available liquidity

Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at December 31, 2022 and 2021, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our restricted cash and cash equivalents (see note 17) are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction (see note 30). Our $6 billion term loan facility is also not included in available liquidity as we can only draw on that facility to partially fund the Shaw Transaction. Our Canada Infrastructure Bank credit agreement (see note 21) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at December 31, 2022 (In millions of dollars)	Note	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents		463	–	–	–	**463**
Bank credit facilities [2]:						
Revolving	21	4,000	–	8	215	**3,777**
Non-revolving	19	1,000	375	–	–	**625**
Outstanding letters of credit	21	75	–	75	–	**–**
Receivables securitization [2]	19	2,400	2,400	–	–	**–**
Total		7,938	2,775	83	215	**4,865**

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021 (In millions of dollars)	Note	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents		715	–	–	–	715
Bank credit facilities [2]:						
Revolving	21	4,000	–	8	894	3,098
Non-revolving	19	507	507	–	–	–
Outstanding letters of credit	21	72	–	72	–	–
Receivables securitization [2]	19	1,200	800	–	–	400
Total		6,494	1,307	80	894	4,213

[1] The US CP program amounts are gross of the discount on issuance.

[2] The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

REPORTABLE SEGMENTS

Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2022 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	9,197	4,071	2,277	(149)	15,396
Operating costs	6	4,728	2,013	2,208	54	9,003
Adjusted EBITDA		4,469	2,058	69	(203)	6,393
Depreciation and amortization	7, 8, 9					2,576
Restructuring, acquisition and other	10					310
Finance costs	11					1,233
Other income	12					(15)
Income before income tax expense						2,289
Capital expenditures	7	1,758	1,019	142	156	3,075
Goodwill	9	1,160	1,902	969	–	4,031
Total assets		26,298	8,040	2,693	18,624	55,655

Year ended December 31, 2021 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	8,768	4,072	1,975	(160)	14,655
Operating costs	6	4,554	2,059	2,102	53	8,768
Adjusted EBITDA		4,214	2,013	(127)	(213)	5,887
Depreciation and amortization	7, 8, 9					2,585
Restructuring, acquisition and other	10					324
Finance costs	11					849
Other expense	12					2
Income before income tax expense						2,127
Capital expenditures	7	1,515	913	115	245	2,788
Goodwill	9	1,160	1,895	969	–	4,024
Total assets		25,247	7,887	2,665	6,164	41,963

NOTE 5: REVENUE

ACCOUNTING POLICY
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15, *Revenue from contracts with customers*, as follows:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price, which is the total consideration provided by the customer;
4. allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5. recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club's relative revenue, as well as other league distributions	In the applicable period, when the amount is determinable
Today's Shopping Choice and Toronto Blue Jays merchandise	When the goods are transferred to the end customer
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9, *Financial Instruments*.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are recognized in "other long-term assets" on our Consolidated Statements of Financial Position.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods. Our long-term contract liabilities are recognized in "other long-term liabilities" on our Consolidated Statements of Financial Position.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts. Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in "other assets" and amortize them to "operating costs" over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 consecutive months.

ESTIMATES
We use estimates in the following key areas:
- determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
- determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination and to estimate the extent of device returns.

CONTRACT ASSETS

Below is a summary of our contract assets from contracts with customers, net of an allowance for doubtful accounts, and the significant changes in those balances during the years ended December 31, 2022 and 2021.

	Years ended December 31	
(In millions of dollars)	2022	2021
Balance, beginning of year	204	621
Additions from new contracts with customers, net of terminations and renewals	121	121
Amortization of contract assets to accounts receivable	(128)	(538)
Balance, end of year	197	204
Current	111	115
Long-term	86	89
Balance, end of year	197	204

CONTRACT LIABILITIES

Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2022 and 2021.

	Years ended December 31	
(In millions of dollars)	2022	2021
Balance, beginning of year	446	405
Revenue deferred in previous year and recognized as revenue in current year	(397)	(393)
Net additions from contracts with customers	412	434
Balance, end of year	461	446
Current	400	394
Long-term	61	52
Balance, end of year	461	446

DEFERRED COMMISSION COST ASSETS

Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2022 and 2021. The deferred commission cost assets are presented within "other current assets" (when they will be amortized into net income within one year of the date of the financial statements) or other long-term assets.

	Years ended December 31	
(In millions of dollars)	2022	2021
Balance, beginning of year	312	262
Additions to deferred commission cost assets	363	315
Amortization recognized on deferred commission cost assets	(301)	(265)
Balance, end of year	374	312
Current	265	219
Long-term	109	93
Balance, end of year	374	312

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS

The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2022. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2023	2024	2025	Thereafter	Total
Telecommunications service	2,132	875	223	176	3,406

We have elected to utilize the following practical expedients and not disclose:
- the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
- the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31	
(In millions of dollars)	2022	2021
Wireless		
Service revenue	7,131	6,666
Equipment revenue	2,066	2,102
Total Wireless	9,197	8,768
Cable		
Service revenue	4,046	4,052
Equipment revenue	25	20
Total Cable	4,071	4,072
Total Media	2,277	1,975
Corporate items and intercompany eliminations	(149)	(160)
Total revenue	15,396	14,655
Total service revenue	13,305	12,533
Total equipment revenue	2,091	2,122
Total revenue	15,396	14,655

NOTE 6: OPERATING COSTS

		Years ended December 31	
(In millions of dollars)	Note	2022	2021
Cost of equipment sales	16	2,141	2,161
Merchandise for resale	16	235	271
Other external purchases		4,401	4,155
Employee salaries, benefits, and stock-based compensation		2,226	2,181
Total operating costs		9,003	8,768

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

The following accounting policy applies to property, plant and equipment excluding right-of-use assets recognized under IFRS 16. Our accounting policy for right-of-use assets is included in note 8.

Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
• the cost of materials and direct labour;
• costs directly associated with bringing the assets to a working condition for their intended use;
• expected costs of decommissioning the items and restoring the sites on which they are located (see note 20); and
• borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	15 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge
See "Impairment Testing" in note 9 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates as described in note 9 in determining the recoverable amount of property, plant and equipment.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

DETAILS OF PROPERTY, PLANT AND EQUIPMENT

The tables below summarize our property, plant and equipment as at December 31, 2022 and 2021.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 8)	Total property, plant and equipment
Cost										
As at January 1, 2022	1,241	22,307	6,607	1,955	680	1,253	1,330	**35,373**	2,626	**37,999**
Additions and transfers	44	1,657	729	165	34	70	376	**3,075**	451	**3,526**
Acquisitions from business combinations	–	10	–	–	–	–	–	**10**	–	**10**
Disposals and other	(2)	(864)	(344)	(23)	(3)	(11)	–	**(1,247)**	(149)	**(1,396)**
As at December 31, 2022	**1,283**	**23,110**	**6,992**	**2,097**	**711**	**1,312**	**1,706**	**37,211**	**2,928**	**40,139**
Accumulated depreciation										
As at January 1, 2022	531	14,642	4,682	1,604	353	880	–	**22,692**	641	**23,333**
Depreciation	36	1,170	739	210	40	86	–	**2,281**	274	**2,555**
Disposals and other	–	(863)	(342)	(66)	(3)	(11)	–	**(1,285)**	(38)	**(1,323)**
As at December 31, 2022	**567**	**14,949**	**5,079**	**1,748**	**390**	**955**	–	**23,688**	**877**	**24,565**
Net carrying amount										
As at January 1, 2022	710	7,665	1,925	351	327	373	1,330	**12,681**	1,985	**14,666**
As at December 31, 2022	**716**	**8,161**	**1,913**	**349**	**321**	**357**	**1,706**	**13,523**	**2,051**	**15,574**

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 8)	Total property, plant and equipment
Cost										
As at January 1, 2021	1,210	21,913	6,078	1,954	618	1,230	848	**33,851**	2,248	**36,099**
Additions and transfers	29	1,167	849	142	62	57	482	**2,788**	380	**3,168**
Acquisitions from business combinations	2	29	1	6	–	3	–	**41**	–	**41**
Disposals and other	–	(802)	(321)	(147)	–	(37)	–	**(1,307)**	(2)	**(1,309)**
As at December 31, 2021	1,241	22,307	6,607	1,955	680	1,253	1,330	**35,373**	2,626	**37,999**
Accumulated depreciation										
As at January 1, 2021	496	14,268	4,253	1,515	313	839	–	**21,684**	397	**22,081**
Depreciation	35	1,170	751	245	41	80	–	**2,322**	246	**2,568**
Disposals and other	–	(796)	(322)	(156)	(1)	(39)	–	**(1,314)**	(2)	**(1,316)**
As at December 31, 2021	531	14,642	4,682	1,604	353	880	–	**22,692**	641	**23,333**
Net carrying amount										
As at January 1, 2021	714	7,645	1,825	439	305	391	848	**12,167**	1,851	**14,018**
As at December 31, 2021	710	7,665	1,925	351	327	373	1,330	**12,681**	1,985	**14,666**

During 2022, we recognized capitalized interest on property, plant and equipment at a weighted average rate of approximately 4.3% (2021 – 3.4%).

Annually, we perform an analysis to identify fully depreciated assets that have been retired from active use. In 2022, this resulted in an adjustment to cost and accumulated depreciation of $1,209 million (2021 – $1,157 million). The disposals had nil impact on the Consolidated Statements of Income.

NOTE 8: LEASES

ACCOUNTING POLICY

At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

- the contract involves the use of an identified asset;
- we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
- we have the right to direct the use of the asset.

LESSEE ACCOUNTING

We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:

- the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
- any initial direct costs incurred; and
- an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
- any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

- the non-cancellable period of the lease;
- periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
- periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or rate;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

LESSOR ACCOUNTING

When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

ESTIMATES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS

Lessee

We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

Lessor

We make judgments in determining whether a lease should be classified as an operating lease or a finance lease based on if the agreement transfers substantially all the risks and rewards incidental to ownership of the underlying asset.

LEASE LIABILITIES

We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to fifteen years. Variable lease payments during 2022 were $20 million (2021 – $21 million).

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2022. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $400 million as at December 31, 2022 (2021 – $338 million).

	Years ended December 31	
(In millions of dollars)	2022	2021
Lease liabilities, beginning of year	1,957	1,835
Net additions	383	386
Interest expense on lease liabilities	80	74
Interest payments on lease liabilities	(76)	(69)
Principal payments of lease liabilities	(316)	(269)
Lease liabilities, end of year	2,028	1,957
Current liability	362	336
Long-term liability	1,666	1,621
Lease liabilities	2,028	1,957

NOTE 9: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin amortizing intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:

- its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
- any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and the Rogers and Fido brand names.

Finite useful lives

We amortize intangible assets with finite useful lives, other than acquired program rights, into "depreciation and amortization" on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize "program rights" on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in "operating costs" on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the programming is aired or rights are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in "other current assets" on our Consolidated Statements of Financial Position, as the rights will be consumed within one year of the date of the financial statements.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment annually as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire cash-generating unit (CGU) to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combinations from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:
- fair value less costs to sell; and
- value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

ESTIMATES

We use estimates in determining the recoverable amount of long-lived assets. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
- future cash flows;
- terminal growth rates; and
- discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:
- analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
- using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. In particular for Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

DETAILS OF INTANGIBLE ASSETS

The tables below summarize our intangible assets as at December 31, 2022 and 2021.

(In millions of dollars)	Indefinite-life			Finite-life				
	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost								
As at January 1, 2022	11,714	330	420	1,669	210	**14,343**	4,245	**18,588**
Accumulated impairment losses	–	(99)	(14)	–	(5)	**(118)**	(221)	**(339)**
Cost, net of impairment losses	11,714	231	406	1,669	205	**14,225**	4,024	**18,249**
Additions	–	–	–	5	47	**52**	7	**59**
Disposals and other [1]	–	–	–	–	(68)	**(68)**	–	**(68)**
As at December 31, 2022	**11,714**	**231**	**406**	**1,674**	**184**	**14,209**	**4,031**	**18,240**
Accumulated amortization								
As at January 1, 2022	–	–	270	1,606	68	**1,944**	–	**1,944**
Amortization [2]	–	–	–	21	61	**82**	–	**82**
Disposals and other [1]	–	–	–	–	(68)	**(68)**	–	**(68)**
As at December 31, 2022	**–**	**–**	**270**	**1,627**	**61**	**1,958**	**–**	**1,958**
Net carrying amount								
As at January 1, 2022	11,714	231	136	63	137	**12,281**	4,024	**16,305**
As at December 31, 2022	**11,714**	**231**	**136**	**47**	**123**	**12,251**	**4,031**	**16,282**

[1] Includes disposals, impairments, reclassifications, and other adjustments.

[2] Of the $82 million of total amortization, $61 million related to acquired program rights is included in other external purchases in "operating costs" (see note 6), and $21 million in "depreciation and amortization" on the Consolidated Statements of Income.

(In millions of dollars)	Indefinite-life			Finite-life				
	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost								
As at January 1, 2021	8,371	333	420	1,623	233	**10,980**	4,194	**15,174**
Accumulated impairment losses	–	(99)	(14)	–	(5)	**(118)**	(221)	**(339)**
Cost, net of impairment losses	8,371	234	406	1,623	228	**10,862**	3,973	**14,835**
Additions	3,343	–	–	46	54	**3,443**	51	**3,494**
Disposals and other [1]	–	(3)	–	–	(77)	**(80)**	–	**(80)**
As at December 31, 2021	11,714	231	406	1,669	205	**14,225**	4,024	**18,249**
Accumulated amortization								
As at January 1, 2021	–	–	270	1,589	77	**1,936**	–	**1,936**
Amortization [2]	–	–	–	17	68	**85**	–	**85**
Disposals and other [1]	–	–	–	–	(77)	**(77)**	–	**(77)**
As at December 31, 2021	–	–	270	1,606	68	**1,944**	–	**1,944**
Net carrying amount								
As at January 1, 2021	8,371	234	136	34	151	**8,926**	3,973	**12,899**
As at December 31, 2021	11,714	231	136	63	137	**12,281**	4,024	**16,305**

[1] Includes disposals, impairments, reclassifications, and other adjustments.

[2] Of the $85 million of total amortization, $68 million related to acquired program rights is included in other external purchases in "operating costs" (see note 6), and $17 million in "depreciation and amortization" on the Consolidated Statements of Income.

In July 2021, Innovation, Science and Economic Development Canada (ISED Canada) announced the results of the 3500 MHz spectrum licence auction that began in June 2021. We were awarded 325 spectrum licences covering the vast majority of the Canadian population at a total cost of $3.3 billion.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2022, as of October 1, to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)

	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	11,848	Value in use	5	2.0	8.5
Cable	1,902	–	Value in use	5	1.5	8.0
Media	969	232	Fair value less cost to sell	5	2.0	12.2

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2022 or 2021 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

NOTE 10: RESTRUCTURING, ACQUISITION AND OTHER

ACCOUNTING POLICY

We define restructuring costs as employee costs associated with the targeted restructuring of our employee base, or other costs associated with significant changes in either the scope of business activities or the manner in which business is conducted. Acquisition and integration costs are directly attributable to investigating or completing an acquisition or to integrating an acquired business. Other costs are costs that, in management's judgment about their nature, should be segregated from ongoing operating expenses.

JUDGMENTS

We make significant judgments in determining the appropriate classification of costs to be included in "restructuring, acquisition and other".

RESTRUCTURING, ACQUISITION AND OTHER COSTS

		Years ended December 31	
(In millions of dollars)	Note	2022	2021
Restructuring and other		118	187
Shaw acquisition-related costs	30	192	137
Total restructuring, acquisition and other		310	324

The acquisition costs in 2022 and 2021 primarily consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. The restructuring and other costs in 2022 were primarily severance costs associated with the targeted restructuring of our employee base. In 2021, the restructuring and other costs primarily consisted of severance costs associated with the targeted restructuring of our employee base, certain contract termination costs, incremental, temporary costs incurred in response to COVID-19, and other costs.

NOTE 11: FINANCE COSTS

		Years ended December 31	
(In millions of dollars)	Note	2022	2021
Interest on borrowings		907	745
Interest on Shaw senior note financing		447	–
Total interest on borrowings [1]	21	1,354	745
Interest earned on restricted cash and cash equivalents		(235)	–
Interest on borrowings, net		1,119	745
Interest on lease liabilities	8	80	74
Interest on post-employment benefits liability	23	(1)	14
Loss on foreign exchange		127	10
Change in fair value of derivative instruments		(126)	(6)
Capitalized interest		(29)	(17)
Deferred transaction costs and other		63	29
Total finance costs		1,233	849

[1] Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS

We recognized $127 million in net foreign exchange losses in 2022 (2021 – $10 million in net losses). These losses were primarily attributed to our US$1 billion senior notes due 2025 (see note 21) and our US CP program borrowings (see note 17).

These foreign exchange losses were offset by the $126 million gain related to the change in fair value of derivatives (2021 – $6 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 12: OTHER (INCOME) EXPENSE

		Years ended December 31	
(In millions of dollars)	Note	2022	2021
Losses from associates and joint ventures	18	31	44
Other investment income		(46)	(42)
Total other (income) expense		(15)	2

NOTE 13: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

- the same taxable entity; or
- different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

INCOME TAX EXPENSE

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Total current tax expense	**325**	458
Deferred tax expense:		
Origination of temporary differences	**284**	111
Total income tax expense	**609**	569

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31	
(In millions of dollars, except tax rates)	**2022**	2021
Statutory income tax rate	**26.5%**	26.5%
Income before income tax expense	**2,289**	2,127
Computed income tax expense	**607**	564
Increase (decrease) in income tax expense resulting from:		
Non-deductible stock-based compensation	**10**	1
Non-deductible portion of equity losses	**9**	12
Non-taxable portion of capital gains	**(5)**	–
Non-taxable income from security investments	**(12)**	(11)
Other	**–**	3
Total income tax expense	**609**	569
Effective income tax rate	**26.6%**	26.8%

DEFERRED TAX ASSETS AND LIABILITIES

Below is a summary of the movement of net deferred tax assets and liabilities during 2022 and 2021.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
December 31, 2021	(1,608)	(1,578)	(135)	24	(124)	(18)	(3,439)
(Expense) recovery in net income	(122)	(175)	(1)	(19)	37	(4)	(284)
Recovery in other comprehensive income	–	–	47	–	–	24	71
Acquisitions	–	(1)	–	1	–	–	–
December 31, 2022	**(1,730)**	**(1,754)**	**(89)**	**6**	**(87)**	**2**	**(3,652)**

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
December 31, 2020	(1,484)	(1,450)	(130)	16	(183)	35	(3,196)
(Expense) recovery in net income	(122)	(116)	(2)	8	59	62	(111)
Expense in other comprehensive income	–	–	(3)	–	–	(115)	(118)
Acquisitions	(2)	(12)	–	–	–	–	(14)
December 31, 2021	(1,608)	(1,578)	(135)	24	(124)	(18)	(3,439)

We have not recognized deferred tax assets for the following items:

(In millions of dollars)	As at December 31	
	2022	2021
Realized and accrued capital losses in Canada that can be applied against future capital gains	**73**	75
Tax losses in foreign jurisdictions [1]	**73**	68
Deductible temporary differences in foreign jurisdictions	**13**	40
Total unrecognized temporary differences	**159**	183

[1] $43 million of the tax losses in foreign jurisdictions expires between 2023 and 2037, the remaining $30 million can be carried forward indefinitely.

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 14: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EARNINGS PER SHARE CALCULATION

(In millions of dollars, except per share amounts)	Years ended December 31	
	2022	2021
Numerator (basic) – Net income for the year	**1,680**	1,558
Denominator – Number of shares (in millions):		
Weighted average number of shares outstanding – basic	**505**	505
Effect of dilutive securities (in millions):		
Employee stock options and restricted share units	**1**	1
Weighted average number of shares outstanding – diluted	**506**	506
Earnings per share:		
Basic	**$ 3.33**	$ 3.09
Diluted	**$ 3.32**	$ 3.07

For the years ended December 31, 2022 and 2021, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2022 was reduced by $2 million (2021 – $3 million) in the diluted earnings per share calculation.

For the year ended December 31, 2022, there were 7,806,315 options out of the money (2021 – 4,148,549) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 15: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

Accounts receivable represent (i) amounts owing to us that are currently due and collectible and (ii) amounts owed to us under device financing agreements that have not yet been billed. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

ACCOUNTS RECEIVABLE BY TYPE

		As at December 31	
(In millions of dollars)	Note	2022	2021
Customer accounts receivable		4,417	4,150
Other accounts receivable		835	791
Allowance for doubtful accounts	17	(182)	(240)
Total accounts receivable		5,070	4,701
Current		4,184	3,847
Long-term		886	854
Total accounts receivable		5,070	4,701

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and is composed of our financing receivables that will be billed to customers beyond one year of the date of the financial statements.

Below is a breakdown of our financing receivable balances.

	As at December 31	
(In millions of dollars)	2022	2021
Current financing receivables	1,922	1,792
Long-term financing receivables	886	854
Total financing receivables	2,808	2,646

NOTE 16: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

INVENTORIES BY TYPE

	As at December 31	
(In millions of dollars)	2022	2021
Wireless devices and accessories	357	436
Other finished goods and merchandise	81	99
Total inventories	438	535

Cost of equipment sales and merchandise for resale includes $2,376 million of inventory costs for 2022 (2021 – $2,432 million).

NOTE 17: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, restricted cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method
Financial assets	
Cash and cash equivalents	Amortized cost
Restricted cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]
Financial liabilities	
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost
Derivatives [2]	
Debt derivatives [3]	FVTOCI and FVTPL
Interest rate derivatives	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]

[1] Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.

[2] Derivatives can be in an asset or liability position at a point in time historically or in the future.

[3] Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. All debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI, with the exception of the debt derivatives related to our US dollar-denominated notes due 2025, which are not designated as hedges for accounting purposes.

[4] Subsequent changes are offset against stock-based compensation expense or recovery in "operating costs".

Restricted cash and cash equivalents
Our $12,837 million in restricted funds are recognized as "restricted cash and cash equivalents" on the Consolidated Statements of Financial Position. The substantial majority of these funds were held as cash deposits with major financial institutions as at December 31, 2022. The remaining restricted cash equivalents have been invested in short-term, highly liquid investments and are readily convertible to cash with no associated penalties.

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements Interest rate swap agreements Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using interest rate derivatives.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing and amending long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next one year of the date of the financial statements. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables, and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within one year of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:
- *contract assets* – we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5);
- *accounts receivable* – we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15);
- *financing receivables* – we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15); and
- *investments measured at FVTOCI* – we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which the individual asset has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write off accounts receivable when they have been outstanding for a significant period of time.

ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

FINANCIAL RISKS

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks
Financial assets	
Cash and cash equivalents	Credit and foreign exchange
Restricted cash and cash equivalents	Credit
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange
Financial liabilities	
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange
Derivatives [1]	
Debt derivatives	Credit, liquidity, and foreign exchange
Interest rate derivatives	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1] Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our cash and cash equivalents, our restricted cash and cash equivalents, our accounts receivable, our financing receivables, and to our debt, interest rate, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our "accounts receivables" and "financing receivables" on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable and financing receivables
Our accounts receivable and financing receivables do not contain significant financing components as defined by IFRS 15 and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable and financing receivables. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our

accounts receivable and financing receivables. As at December 31, 2022, $513 million (2021 – $442 million) of gross accounts receivable and financing receivables are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31	
(In millions of dollars)	**2022**	2021
Customer accounts receivable		
Unbilled financing receivables	**2,808**	2,646
Less than 30 days past billing date	**977**	895
30-60 days past billing date	**236**	214
61-90 days past billing date	**111**	89
Greater than 90 days past billing date	**103**	66
Total customer accounts receivable (net of allowances of $182 and $240, respectively)	**4,235**	3,910
Total contract assets (net of allowances of $2 and $3, respectively)	**197**	204
Total customer accounts receivable and contract assets	**4,432**	4,114

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Balance, beginning of year	**243**	250
Allowance for doubtful accounts expense [1]	**87**	155
Net use	**(146)**	(162)
Balance, end of year	**184**	243

[1] Includes a $60 million reversal in 2022 of the remaining incremental $90 million COVID-19-related allowance for doubtful accounts recognized in 2020.

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance these controls will continue to be effective or our current credit loss experience will continue.

Derivative instruments
Credit risk related to our debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2022 and 2021.

December 31, 2022 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,985	2,985	2,985	–	–	–
Accounts payable and accrued liabilities	3,722	3,722	3,722	–	–	–
Long-term debt [1]	31,733	32,855	1,828	4,152	6,954	19,921
Lease liabilities	2,028	2,616	362	716	320	1,218
Other long-term financial liabilities	10	10	–	3	2	5
Expenditure derivative instruments:						
Cash outflow (Canadian dollar)	–	1,200	1,200	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,300)	(1,300)	–	–	–
Equity derivative instruments	–	(54)	(54)	–	–	–
Debt derivative instruments accounted for as hedges:						
Cash outflow (Canadian dollar)	–	20,221	1,543	2,382	3,295	13,001
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(22,131)	(1,986)	(2,470)	(3,454)	(14,221)
Debt derivative instruments not accounted for as hedges:						
Cash outflow (Canadian dollar)	–	215	215	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(215)	(215)	–	–	–
Net carrying amount of derivatives (asset)	(1,136)					
	39,342	40,124	8,300	4,783	7,117	19,924

[1] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.

[2] Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2021 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,200	2,200	2,200	–	–	–
Accounts payable and accrued liabilities	3,416	3,416	3,416	–	–	–
Long-term debt [1]	18,688	18,873	1,551	2,312	3,520	11,490
Lease liabilities	1,957	2,498	336	677	308	1,177
Other long-term financial liabilities	14	14	–	7	2	5
Expenditure derivative instruments:						
Cash outflow (Canadian dollar)	–	1,374	1,240	134	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,354)	(1,217)	(137)	–	–
Equity derivative instruments	–	(36)	(36)	–	–	–
Debt derivative instruments accounted for as hedges:						
Cash outflow (Canadian dollar)	–	11,313	1,297	1,504	1,607	6,905
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(11,717)	(1,084)	(1,822)	(1,521)	(7,290)
Debt derivative instruments not accounted for as hedges:						
Cash outflow (Canadian dollar)	–	1,390	1,390	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [2]	–	(1,401)	(1,401)	–	–	–
Interest rate derivatives	–	243	243	–	–	–
Net carrying amount of derivatives (asset)	(895)					
	25,380	26,813	7,935	2,675	3,916	12,287

[1] Reflects repayment of the subordinated notes issued in December 2021 on the five-year anniversary.

[2] Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2022 and 2021.

December 31, 2022 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	1,503	2,639	2,163	13,345

December 31, 2021 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	804	1,444	1,321	7,789

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price, will affect our income, cash flows, or the value of our financial instruments.

Market price risk – publicly traded investments
We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk – Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We typically designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US dollar-denominated senior notes due 2025 and our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations,

designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2022, with the exception of the debt derivatives related to our US dollar-denominated senior notes due 2025, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2022.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. As at December 31, 2022, 91.2% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2021 – 89.3%).

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, debt derivatives, interest rate derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2022 and 2021 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

(Change in millions of dollars)	Net income 2022	Net income 2021	Other comprehensive income 2022	Other comprehensive income 2021
Share price of publicly traded investments				
$1 change	–	–	**17**	17
Debt derivatives				
0.1% change in interest rates	–	–	–	46
Interest rate derivatives				
0.1% change in interest rates	–	–	–	76
Expenditure derivatives – change in foreign exchange rate				
$0.01 change in Cdn$ relative to US$	–	–	**7**	8
Floating interest rate senior notes				
1% change in interest rates	–	7	–	–
Short-term borrowings				
1% change in interest rates	**22**	16	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2022 and 2021, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net asset (liability) position for our various derivatives and a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

(In millions of dollars, except exchange rates)	As at December 31, 2022					
	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:						
As assets	7,834	1.1718	9,180	**1,330**	**469**	**861**
As liabilities	7,491	1.3000	9,738	**(414)**	**(16)**	**(398)**
Short-term debt derivatives not accounted for as hedges:						
As assets	1,173	1.2930	1,517	**72**	**72**	–
Net mark-to-market debt derivative asset				**988**	**525**	**463**
Expenditure derivatives accounted for as cash flow hedges:						
As assets	960	1.2500	1,200	**94**	**94**	–
Net mark-to-market expenditure derivative asset				**94**	**94**	–
Equity derivatives not accounted for as hedges:						
As assets	–	–	295	**54**	**54**	–
Net mark-to-market equity derivative asset				**54**	**54**	–
Net mark-to-market asset				**1,136**	**673**	**463**

(In millions of dollars, except exchange rates)	As at December 31, 2021					
	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:						
As assets	5,859	1.1369	6,661	1,453	26	1,427
As liabilities	5,383	1.3025	7,011	(343)	(154)	(189)
Short-term debt derivatives not accounted for as hedges:						
As assets	1,104	1.2578	1,389	11	11	–
Net mark-to-market debt derivative asset (liability)				1,121	(117)	1,238
Interest rate derivatives accounted for as cash flow hedges:						
As assets (Cdn$)	–	–	3,250	40	40	–
As liabilities (Cdn$)	–	–	500	(6)	(6)	–
As liabilities (US$)	2,000	–	–	(277)	(277)	–
Net mark-to-market interest rate derivative liability				(243)	(243)	–
Expenditure derivatives accounted for as cash flow hedges:						
As assets	438	1.2453	545	11	7	4
As liabilities	630	1.3151	829	(30)	(30)	–
Net mark-to-market expenditure derivative (liability) asset				(19)	(23)	4
Equity derivatives not accounted for as hedges:						
As assets	–	–	265	36	36	–
Net mark-to-market asset (liability)				895	(347)	1,242

Below is a summary of the net cash proceeds (payments) on debt derivatives and forward contracts.

(In millions of dollars)	Years ended December 31	
	2022	2021
Proceeds on debt derivatives related to US commercial paper	**9,522**	2,911
Proceeds on debt derivatives related to credit facility borrowings	**507**	1,003
Proceeds on debt derivatives related to senior notes	**987**	–
Total proceeds on debt derivatives	**11,016**	3,914
Payments on debt derivatives related to US commercial paper	**(9,458)**	(2,926)
Payments on debt derivatives related to credit facility borrowings	**(498)**	(1,005)
Payments on debt derivatives related to senior notes	**(1,019)**	–
Total payments on debt derivatives	**(10,975)**	(3,931)
Net proceeds (payments) on settlement of debt derivatives	**41**	(17)
Proceeds on Canadian dollar-denominated interest rate derivatives	**113**	9
Payments on US dollar-denominated Interest rate derivatives	**(165)**	–
Net payments on settlement of debt derivatives and forward contracts	**(11)**	(8)

Below is a summary of the changes in fair value of our derivative instruments for 2022 and 2021.

Year ended December 31, 2022 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Interest rate derivatives	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,110	11	(243)	(19)	36	**895**
Proceeds received from settlement of derivatives	(987)	(10,029)	(112)	(1,248)	–	**(12,376)**
Payment on derivatives settled	1,019	9,956	165	1,239	–	**12,379**
(Decrease) increase in fair value of derivatives	(226)	134	190	122	18	**238**
Derivative instruments, end of year	916	72	–	94	54	**1,136**
Mark-to-market asset	1,330	72	–	94	54	**1,550**
Mark-to-market liability	(414)	–	–	–	–	**(414)**
Mark-to-market asset	916	72	–	94	54	**1,136**

Year ended December 31, 2021 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Interest rate derivatives	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,098	(12)	–	(109)	34	1,011
Proceeds received from settlement of derivatives	–	(3,914)	(9)	(1,201)	(3)	(5,127)
Payment on derivatives settled	–	3,931	–	1,305	–	5,236
Increase (decrease) in fair value of derivatives	12	6	(234)	(14)	5	(225)
Derivative instruments, end of year	1,110	11	(243)	(19)	36	895
Mark-to-market asset	1,453	11	40	11	36	1,551
Mark-to-market liability	(343)	–	(283)	(30)	–	(656)
Mark-to-market asset (liability)	1,110	11	(243)	(19)	36	895

Debt derivatives

We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings (see note 19). We typically designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated senior notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

During 2022 and 2021, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities						
Debt derivatives entered	–	–	–	1,200	1.253	1,503
Debt derivatives settled	400	1.268	507	800	1.254	1,003
Net cash received (paid) on settlement			9			(2)
US commercial paper program						
Debt derivatives entered	6,745	1.302	8,781	2,568	1.260	3,235
Debt derivatives settled	7,292	1.306	9,522	2,312	1.259	2,911
Net cash received (paid) on settlement			64			(15)

In 2022, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued (see note 21). Below is a summary of the debt derivatives we entered to hedge senior and subordinated notes issued during 2022. We did not enter into or settle any debt derivatives in 2021 on issued senior and subordinated notes.

(In millions of dollars, except for coupon and interest rates)		US$		Hedging effect	
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2022 issuances					
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564

[1] Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
[2] The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at December 31, 2022, we had US$16,100 million (2021 – US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives.

During the year ended December 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at December 31, 2022, we had no forward starting cross-currency swaps outstanding (2021 – US$2 billion).

During 2022 and 2021, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Debt derivatives entered	**156**	**1.321**	**206**	132	1.273	168
Debt derivatives settled	**124**	**1.306**	**162**	81	1.333	108

As at December 31, 2022, we had US$225 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2021 – US$193 million) with terms to maturity ranging from January 2023 to December 2025 (2021 – January 2022 to December 2024), at an average rate of $1.306/US$ (2021 – $1.301/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022 (see note 21), we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022 (see note 21), we terminated:
• US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
• $500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at December 31, 2022, we had no interest rate derivatives outstanding.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered and settled during 2022 and 2021 to manage foreign exchange risk related to certain forecast expenditures.

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	**852**	**1.251**	**1,066**	438	1.244	545
Expenditure derivatives settled	**960**	**1.291**	**1,239**	960	1.360	1,306

As at December 31, 2022, we had US$960 million of expenditure derivatives outstanding (2021 – US$1,068 million), at an average rate of $1.250/US$ (2021 – $1.287/US$), with terms to maturity ranging from January 2023 to December 2023 (2021 – January 2022 to December 2023).

Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 25). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2022, we had equity derivatives outstanding for 5.5 million (2021 – 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.65 (2021 – $53.10).

During the year ended December 31, 2022, we entered into 0.5 million equity derivatives (2021 – 0.4 million) with a weighted average price of $59.18 (2021 – $60.98).

During the year ended December 31, 2021, we reset the weighted average price to $59.64 and reset the expiry dates to April 2023 (from April 2021) on 0.5 million equity derivatives and made net payments of $3 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
- financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
- financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
- Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2022 and 2021 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

| | | | | | As at December 31 | |
| | Carrying value | | Fair value (Level 1) | | Fair value (Level 2) | |
(In millions of dollars)	**2022**	2021	**2022**	2021	**2022**	2021
Financial assets						
Investments, measured at FVTOCI:						
Investments in publicly traded companies	**1,200**	1,581	**1,200**	1,581	**–**	–
Held-for-trading:						
Debt derivatives accounted for as cash flow hedges	**1,330**	1,453	**–**	–	**1,330**	1,453
Debt derivatives not accounted for as hedges	**72**	11	**–**	–	**72**	11
Interest rate derivatives accounted for as cash flow hedges	**–**	40	**–**	–	**–**	40
Expenditure derivatives accounted for as cash flow hedges	**94**	11	**–**	–	**94**	11
Equity derivatives not accounted for as hedges	**54**	36	**–**	–	**54**	36
Total financial assets	**2,750**	3,132	**1,200**	1,581	**1,550**	1,551
Financial liabilities						
Held-for-trading:						
Debt derivatives accounted for as cash flow hedges	**414**	343	**–**	–	**414**	343
Interest rate derivatives accounted for as cash flow hedges	**–**	283	**–**	–	**–**	283
Expenditure derivatives accounted for as cash flow hedges	**–**	30	**–**	–	**–**	30
Total financial liabilities	**414**	656	**–**	–	**414**	656

Below is a summary of the fair value of our long-term debt.

| | | | | As at December 31 |
(In millions of dollars)		**2022**		2021
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	**31,733**	**29,355**	18,688	20,790

[1] Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2022 and 2021.

NOTE 18: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly traded and private companies
We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:
• publicly traded companies – at fair value based on publicly quoted prices; and
• private companies – at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
• joint ventures – when we have the rights to the net assets of the arrangement; and
• joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

INVESTMENTS BY TYPE

	As at December 31	
(In millions of dollars)	**2022**	2021
Investments in:		
Publicly traded companies	**1,200**	1,581
Private companies	**53**	53
Investments, measured at FVTOCI	**1,253**	1,634
Investments, associates and joint ventures	**835**	859
Total investments	**2,088**	2,493

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Publicly traded companies

We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized losses of $381 million (2021 – nil of realized losses and $17 million of unrealized gains) in other comprehensive income.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel

Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31	
(In millions of dollars)	**2022**	2021
Current assets	**657**	537
Long-term assets	**3,187**	3,254
Current liabilities	**(1,559)**	(990)
Long-term liabilities	**(715)**	(1,177)
Total net assets	**1,570**	1,624
Our share of net assets	**831**	855
Revenue	**2,248**	1,805
Expenses	**(2,323)**	(1,912)
Net loss	**(75)**	(107)
Our share of net loss	**(31)**	(44)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 19: SHORT-TERM BORROWINGS

	As at December 31	
(In millions of dollars)	**2022**	2021
Receivables securitization program	**2,400**	800
US commercial paper program (net of the discount on issuance)	**214**	893
Non-revolving credit facility borrowings	**371**	507
Total short-term borrowings	**2,985**	2,200

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2022 and 2021.

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from receivables securitization			1,600			150
Net proceeds received from receivables securitization			1,600			150
Proceeds received from US commercial paper	6,745	1.302	8,781	2,568	1.260	3,235
Repayment of US commercial paper	(7,303)	1.306	(9,537)	(2,314)	1.259	(2,914)
Net (repayment of) proceeds received from US commercial paper			(756)			321
Proceeds received from non-revolving credit facilities (Cdn$)			865			–
Proceeds received from non-revolving credit facilities (US$)	–	–	–	1,200	1.253	1,503
Total proceeds received from non-revolving credit facilities			865			1,503
Repayment of non-revolving credit facilities (Cdn$)			(495)			–
Repayment of non-revolving credit facilities (US$)	(400)	1.268	(507)	(800)	1.254	(1,003)
Total repayment of non-revolving credit facilities			(1,002)			(1,003)
Net (repayment of) proceeds received from non-revolving credit facilities			(137)			500
Net proceeds received from short-term borrowings			707			971

RECEIVABLES SECURITIZATION PROGRAM

We participate in a receivables securitization program with a Canadian financial institution that allows us to sell certain receivables into the program.

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion.

We continue to service and retain substantially all of the risks and rewards relating to the receivables we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as "short-term borrowings". The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of April 25, 2024. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

(In millions of dollars)	As at December 31	
	2022	2021
Receivables sold to buyer as security	2,914	2,679
Short-term borrowings from buyer	(2,400)	(800)
Overcollateralization	514	1,879

(In millions of dollars)	Years ended December 31	
	2022	2021
Receivables securitization program, beginning of year	800	650
Net proceeds received from receivables securitization	1,600	150
Receivables securitization program, end of year	2,400	800

US COMMERCIAL PAPER PROGRAM

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. Borrowings under our US CP program are classified as "short-term borrowings" on our Consolidated Statements of Financial Position when they are due within one year of the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2022 and 2021.

(In millions of dollars, except exchange rates)	Year ended December 31, 2022			Year ended December 31, 2021		
	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of year	**704**	**1.268**	**893**	449	1.272	571
Net (repayment of) proceeds received from US commercial paper	**(558)**	**1.355**	**(756)**	254	1.264	321
Discounts on issuance [1]	**12**	**1.250**	**15**	1	n/m	2
Loss (gain) on foreign exchange [1]			**62**			(1)
US commercial paper, end of year	**158**	**1.354**	**214**	704	1.268	893

n/m – not meaningful

[1] Included in "finance costs".

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 17). We have not designated these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITY
In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it is drawn. Any borrowings under these facilities will be recorded as "short-term borrowings" as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures. As at December 31, 2022, we had borrowed $375 million and received $370 million net of the discount on issuance, under the facility maturing in December 2023. In January 2023, we borrowed US$273 million under the facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we have fully drawn on the facilities.

In June 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that matured in June 2022. Borrowings under these facilities were recorded as "short-term borrowings". Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our senior notes and debentures. In December 2021, we terminated the undrawn non-revolving credit facilities with an aggregate limit of US$1.2 billion. In February 2022, we repaid the outstanding US$400 million and terminated the facility.

Below is a summary of the activity relating to our non-revolving credit facilities for the year ended December 31, 2022 and year ended December 31, 2021.

(In millions of dollars)	Years ended December 31	
	2022	2021
Non-revolving credit facility, beginning of year	**507**	–
Net (repayment of) proceeds received from non-revolving credit facilities	**(137)**	500
Loss on foreign exchange [1]	**1**	7
Non-revolving credit facility, end of year	**371**	507

[1] Included in "finance costs".

COMMITTED CREDIT FACILITY
In March 2021, in connection with the Shaw Transaction (see note 30), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. As a result of entering into the Shaw term loan facility (see note 21), the maximum amount we can draw on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 21) during the first quarter of 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

NOTE 20: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in "property, plant and equipment" (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to "finance costs" on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as "provisions"; otherwise they are recognized as accrued liabilities. All charges are recognized in "restructuring, acquisition and other" on the Consolidated Statements of Income (see note 10).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS

Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

PROVISIONS DETAILS

(In millions of dollars)	Decommissioning Liabilities	Other	Total
December 31, 2021	52	1	53
Additions	–	13	13
Adjustments to existing provisions	4	(1)	3
December 31, 2022	56	13	69
Current (recorded in "other current liabilities")	5	11	16
Long-term	51	2	53

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

NOTE 21: LONG-TERM DEBT

(In millions of dollars, except interest rates)	Due date	Principal amount		Interest rate	As at December 31	
					2022	2021
Senior notes	2022	US	750	Floating	–	951
Senior notes	2022		600	4.000%	–	600
Senior notes	2023	US	500	3.000%	677	634
Senior notes	2023	US	850	4.100%	1,151	1,078
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2025	US	1,000	2.950%	1,354	–
Senior notes [1]	2025		1,250	3.100%	1,250	–
Senior notes	2025	US	700	3.625%	948	886
Senior notes	2026	US	500	2.900%	677	634
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027	US	1,300	3.200%	1,761	–
Senior notes [1]	2029		1,000	3.750%	1,000	–
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes [1]	2032	US	2,000	3.800%	2,709	–
Senior notes [1]	2032		1,000	4.250%	1,000	–
Senior debentures [2]	2032	US	200	8.750%	271	254
Senior notes	2038	US	350	7.500%	474	444
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes [1]	2042	US	750	4.500%	1,016	–
Senior notes	2043	US	500	4.500%	677	634
Senior notes	2043	US	650	5.450%	880	823
Senior notes	2044	US	1,050	5.000%	1,422	1,331
Senior notes	2048	US	750	4.300%	1,016	951
Senior notes	2049	US	1,250	4.350%	1,693	1,585
Senior notes	2049	US	1,000	3.700%	1,354	1,268
Senior notes [1]	2052	US	2,000	4.550%	2,709	–
Senior notes [1]	2052		1,000	5.250%	1,000	–
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,016	–
					32,855	18,873
Deferred transaction costs and discounts					(1,122)	(185)
Less current portion					(1,828)	(1,551)
Total long-term debt					29,905	17,137

[1] Included in Shaw senior note financing.

[2] Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2022 and 2021.

[3] The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2022, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 17).

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021		
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Senior note issuances (Cdn$)			**4,250**			–
Senior note issuances (US$)	**7,050**	**1.284**	**9,054**	–	–	–
Total senior note issuances			**13,304**			–
Senior note repayments (Cdn$)			**(600)**			(1,450)
Senior note repayments (US$)	**(750)**	**1.259**	**(944)**	–	–	–
Total senior note repayments			**(1,544)**			(1,450)
Net issuance (repayment) of senior notes			**11,760**			(1,450)
Subordinated note issuances (Cdn$)			**–**			2,000
Subordinated note issuances (US$)	**750**	**1.268**	**951**	–	–	–
Total subordinated note issuances			**951**			2,000
Net issuance of long-term debt			**12,711**			550

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Long-term debt net of transaction costs, beginning of year	**18,688**	18,201
Net issuance of long-term debt	**12,711**	550
Loss (gain) on foreign exchange	**1,271**	(50)
Deferred transaction costs incurred	**(988)**	(31)
Amortization of deferred transaction costs	**51**	18
Long-term debt net of transaction costs, end of year	**31,733**	18,688
Current	**1,828**	1,551
Long-term	**29,905**	17,137
Long-term debt net of transaction costs, end of year	**31,733**	18,688

In early 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at December 31, 2022, we had not drawn on the credit facility. See note 2(e) for our accounting policy related to borrowings on this facility.

In April 2021, we entered into a $6 billion term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Shaw Transaction. The first tranche matures three years after the Shaw Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. The interest rate charged on borrowings from the term loan facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.65% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate. In May 2022, we extended the drawdown period of the term loan facility to December 31, 2022. In September 2022, we further extended the drawdown period to December 31, 2023.

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2022, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and interest rate derivatives, was 4.50% (2021 – 3.95%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $4.0 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

In 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche from September 2023 to April 2026 and the $1 billion tranche from September 2022 to April 2024. In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026 and the $1 billion tranche to January 2026, from April 2024.

SENIOR AND SUBORDINATED NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior and subordinated notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued in 2022 and 2021.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at	Total gross proceeds [1]	Transaction costs and discounts [2] (Cdn$)	
Date issued		Principal amount	Due date	Interest rate	issuance	(Cdn$)	Upon issuance	Upon modification [3]
2022 issuances								
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	–
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	–
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62
2021 issuance								
December 17, 2021 (subordinated) [4]		2,000	2081	5.000%	At par	2,000	20	–

[1] Gross proceeds before transaction costs, discounts, and premiums.

[2] Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3] Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.

[4] Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period.

[5] The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

During the year ended December 31, 2021, we issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years. Concurrently, we terminated the $750 million bond forwards entered into in July 2021 to hedge the interest rate risk associated with future debt issuances. We used the proceeds to partially fund the remaining payment required to obtain the 3500 MHz spectrum licences.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

Each of the subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares.

In connection with the subordinated notes issuances, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I and Series II have been authorized for up to 3.3 million and 1.4 million preferred shares, respectively, have no voting rights, have par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion, in order to partially finance the cash consideration for the Shaw Transaction (Shaw senior note financing). Each of the notes (except the $1.25 billion senior notes due 2025) contains a "special mandatory redemption" provision (SMR notes), which required them to be redeemed at 101% of their principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the cash consideration portion of the Shaw Transaction upon closing and as such, we have recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our Consolidated Statements of Financial Position.

In August 2022, we received consent from the holders of SMR notes to extend the SMR outside date to December 31, 2023, to ensure financing remained in place should the Shaw Transaction not have closed by December 31, 2022. As a result, we paid an initial consent fee to the note holders, including other directly attributable transaction costs, in September 2022 of $557 million ($121 million and US$331 million). Since the Shaw Transaction did not close prior to December 31, 2022, we were required to pay to the holders of SMR notes an additional consent fee of $262 million ($55 million and US$152 million) on January 9, 2023. The transaction costs are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method. The liability associated with the additional consent fee has been recognized within "accounts payable and accrued liabilities" on our Consolidated Statement of Financial Position as at December 31, 2022.

Concurrent with the Shaw senior note financing, we terminated certain derivatives (see note 11) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
During the year ended December 31, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes. We also repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

During the year ended December 31, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2022.

(In millions of dollars)	
2023	1,828
2024	600
2025	3,552
2026	3,693
2027 [1]	3,261
Thereafter	19,921
Total long-term debt	32,855

[1] Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.

NOTE 22: OTHER LONG-TERM LIABILITIES

		As at December 31	
(In millions of dollars)	Note	2022	2021
Deferred pension liability	23	–	3
Supplemental executive retirement plan	23	83	96
Stock-based compensation	25	60	49
Derivative instruments	17	398	189
Contract liabilities	5	61	52
Other		136	176
Total other long-term liabilities		738	565

TERMS AND CONDITIONS
As at December 31, 2022 and 2021, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2022, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 23: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
- expected rates of salary increases for calculating increases in future benefits;
- mortality rates for calculating the life expectancy of plan members; and
- past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in "operating costs" on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial funding valuations were completed as at January 1, 2022.

Principal actuarial assumptions

	2022	2021
Weighted average of significant assumptions:		
Defined benefit obligation		
Discount rate	**5.3%**	3.3%
Rate of compensation increase	**1.0% to 4.5%, based on employee age**	1.0% to 4.5%, based on employee age
Mortality rate	**CPM2014Priv with Scale CPM-B**	CPM2014Priv with Scale CPM-B
Pension expense		
Discount rate	**3.3%**	2.7%
Rate of compensation increase	**1.0% to 4.5%, based on employee age**	1.0% to 4.5%, based on employee age
Mortality rate	**CPM2014Priv with Scale CPM-B**	CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation	
(In millions of dollars)	**2022**	2021
Discount rate		
Impact of 0.5% increase	**(163)**	(251)
Impact of 0.5% decrease	**183**	285
Rate of future compensation increase		
Impact of 0.25% increase	**10**	17
Impact of 0.25% decrease	**(10)**	(17)
Mortality rate		
Impact of 1 year increase	**42**	67
Impact of 1 year decrease	**(45)**	(72)

POST-EMPLOYMENT BENEFITS STRATEGY AND POLICY

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
- overseeing the funding, administration, communication, and investment management of the plans;
- selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
- proposing, considering, and approving amendments to the plans;
- proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
- reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
- reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
- contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
- specifying the kinds of investments that can be held in the plans and monitoring compliance;
- using asset allocation and diversification strategies; and
- purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

POST-EMPLOYMENT BENEFIT PLAN DETAILS

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

		As at December 31	
(In millions of dollars)	Note	**2022**	2021
Plan assets, at fair value		**2,770**	3,198
Accrued benefit obligations		**(2,430)**	(3,171)
Surplus of plan assets over accrued benefit obligations		**340**	27
Effect of asset ceiling limit		**(42)**	(9)
Net deferred pension asset		**298**	18
Consists of:			
Deferred pension asset		**298**	21
Deferred pension liability	22	**–**	(3)
Net deferred pension asset		**298**	18

Below is a summary of our pension fund assets.

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Plan assets, beginning of year	**3,198**	2,791
Interest income	**108**	78
Remeasurements, recognized in other comprehensive income and equity	**(604)**	223
Contributions by employees	**31**	32
Contributions by employer	**134**	177
Benefits paid	**(93)**	(99)
Administrative expenses paid from plan assets	**(4)**	(4)
Plan assets, end of year	**2,770**	3,198

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31	
(In millions of dollars)	2022	2021
Accrued benefit obligations, beginning of year	3,171	3,365
Current service cost	124	156
Interest cost	103	89
Benefits paid	(93)	(99)
Contributions by employees	31	32
Remeasurements, recognized in other comprehensive income and equity	(906)	(372)
Accrued benefit obligations, end of year	2,430	3,171

Plan assets comprise mainly pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31	
(In millions of dollars)	2022	2021
Equity securities	1,281	1,879
Debt securities	1,474	1,302
Other – cash	15	17
Total fair value of plan assets	2,770	3,198

Below is a summary of our net pension expense. Net interest cost is included in "finance costs"; other pension expenses are included in salaries and benefits expense in "operating costs" on the Consolidated Statements of Income.

	Years ended December 31	
(In millions of dollars)	2022	2021
Plan cost:		
Current service cost	124	156
Net interest cost	(5)	11
Net pension expense	119	167
Administrative expense	4	4
Total pension cost recognized in net income	123	171

Net interest cost, a component of the plan cost above, is included in "finance costs" and is outlined as follows:

	Years ended December 31	
(In millions of dollars)	2022	2021
Interest income on plan assets	(108)	(78)
Interest cost on plan obligation	103	89
Net interest cost, recognized in finance costs	(5)	11

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31	
(In millions of dollars)	2022	2021
(Loss) return on plan assets (excluding interest income)	(604)	223
Change in financial assumptions	942	390
Effect of experience adjustments	(36)	(18)
Change in asset ceiling	(33)	(9)
Remeasurement gain, recognized in other comprehensive income and equity	269	586

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31	
(In millions of dollars)	2022	2021
Accrued benefit obligation, beginning of year	96	92
Pension expense, recognized in employee salaries and benefits expense	13	12
Net interest cost, recognized in finance costs	4	3
Remeasurements, recognized in other comprehensive income	(24)	(7)
Benefits paid	(6)	(4)
Accrued benefit obligation, end of year	83	96

We also have defined contribution plans with total pension expense of $24 million in 2022 (2021 – $18 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2022	2021	
Equity securities:			
Domestic	9.6%	11.8%	8% to 18%
International	36.7%	47.0%	37% to 67%
Debt securities	53.2%	40.7%	25% to 45%
Other – cash	0.5%	0.5%	0% to 2%
Total	100.0%	100.0%	

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $9 million (2021 – $12 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Employer contribution	**134**	177
Employee contribution	**31**	32
Total contribution	**165**	209

We estimate our 2023 employer contributions to our funded plans to be $73 million. The actual value will depend on the results of the 2023 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2022 is 14 years (2021 – 17 years).

Plan assets recognized an actual net loss of $499 million in 2022 (2021 – $297 million net gain).

We have recognized a cumulative gain in "other comprehensive income" and "retained earnings" of $59 million as at December 31, 2022 (2021 – $157 million loss) associated with post-retirement benefit plans.

NOTE 24: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure Rogers remains qualified to hold the licences referred to above.

In relation to our issuances of subordinated notes in December 2021 and February 2022 (see note 21), the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Date declared	Date paid	Dividend per share (dollars)
January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
November 8, 2022	January 3, 2023	0.50
		2.00
January 27, 2021	April 1, 2021	0.50
April 20, 2021	July 2, 2021	0.50
July 20, 2021	October 1, 2021	0.50
October 20, 2021	January 4, 2022	0.50
		2.00

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On February 1, 2023, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2023, to shareholders of record on March 10, 2023.

NOTE 25: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to "operating costs" or "restructuring, acquisition and other", as applicable, using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in "operating costs".

ESTIMATES

Significant management estimates are used to determine the fair value of stock options. The table below shows the weighted average fair value of stock options granted during 2022 and 2021 and the principal assumptions used in applying the Black-Scholes model for granted options to determine their fair value at the grant date.

	Years ended December 31	
	2022	2021
Weighted average fair value	**$ 9.65**	$ 7.46
Risk-free interest rate	**1.0%**	0.3%
Dividend yield	**2.8%**	3.4%
Volatility of Class B Non-Voting Shares	**23.1%**	23.1%
Weighted average expected life	**5 years**	5.1 years

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

STOCK-BASED COMPENSATION EXPENSE

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Stock options	**28**	3
Restricted share units	**51**	57
Deferred share units	**9**	6
Equity derivative effect, net of interest receipt	**(21)**	(6)
Total stock-based compensation expense	**67**	60

As at December 31, 2022, we had a total liability recognized at its fair value of $229 million (2021 – $199 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $169 million (2021 – $150 million) and is included in "accounts payable and accrued liabilities". The long-term portion of this is $60 million (2021 – $49 million) and is included in "other long-term liabilities" (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2022 was $85 million (2021 – $95 million).

We paid $72 million in 2022 (2021 – $76 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $65.44 (2021 – $57.52).

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is typically equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We granted 2,469,014 performance-based options to certain key executives in 2022 (2021 – nil). These performance options have certain non-market vesting conditions, including closing of the Shaw Transaction and the achievement of certain preset integration-related milestones over the next two years. As at December 31, 2022, we had 3,159,161 performance options (2021 –1,068,776) outstanding. The outstanding options that were granted prior to 2022 vest on a graded basis over four years provided certain targeted stock prices are met on or after each anniversary date.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2022		Year ended December 31, 2021	
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	6,494,001	$61.62	4,726,634	$62.10
Granted	4,234,288	$65.73	1,848,655	$60.61
Exercised	(301,467)	$50.87	(10,988)	$58.45
Forfeited	(566,614)	$64.04	(70,300)	$67.58
Outstanding, end of year	9,860,208	$63.58	6,494,001	$61.62
Exercisable, end of year	3,440,894	$61.84	2,373,717	$59.68

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2022.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$42.85 – $44.99	153,937	1.82	$44.24	153,937	$44.24
$45.00 – $49.99	280,949	1.85	$49.41	280,949	$49.41
$55.00 – $59.99	1,619,007	6.76	$58.39	991,135	$58.28
$60.00 – $64.99	2,746,987	5.72	$62.52	1,154,996	$62.56
$65.00 – $69.99	4,054,418	8.90	$65.74	106,197	$66.38
$70.00 – $73.00	1,004,910	4.95	$73.00	753,680	$73.00
	9,860,208	6.95	$63.58	3,440,894	$61.84

Unrecognized stock-based compensation expense as at December 31, 2022 related to stock option plans was $14 million (2021 – $11 million) and will be recognized in net income within periods of up to the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 206,719 performance-based RSUs to certain key executives in 2022 (2021 – 295,958). The number of units that vest and will be paid three years from the grant date will be within 0% to 100% of the initial number granted and reinvested dividends based upon the achievement of certain annual targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31	
(In number of units)	2022	2021
Outstanding, beginning of year	2,691,288	2,573,894
Granted and reinvested dividends	990,702	1,341,801
Exercised	(678,634)	(1,041,890)
Forfeited	(600,867)	(182,517)
Outstanding, end of year	2,402,489	2,691,288

Unrecognized stock-based compensation expense as at December 31, 2022 related to these RSUs was $48 million (2021 – $64 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 6,934 performance-based DSUs to certain key executives in 2022 (2021 – 7,517) through reinvested dividends. All performance-based DSUs currently outstanding are fully vested.

Summary of DSUs

Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31	
(In number of units)	**2022**	2021
Outstanding, beginning of year	**1,421,342**	1,619,941
Granted and reinvested dividends	**70,692**	78,939
Exercised	**(350,803)**	(277,439)
Forfeited	**(1,347)**	(99)
Outstanding, end of year	**1,139,884**	1,421,342

Unrecognized stock-based compensation expense as at December 31, 2022 related to these DSUs was nil (2021 – nil).

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 15% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a bi-weekly basis on the open market on behalf of the employee. On a bi-weekly basis, we make a contribution of 25% to 50% of the employee's contribution that period and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $55 million in 2022 (2021 – $52 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 17) and recognized a $21 million recovery (2021 – $6 million recovery) in stock-based compensation expense for these derivatives.

NOTE 26: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2022 and 2021.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation

Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" and "restructuring, acquisition and other" was as follows:

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Salaries and other short-term employee benefits	**13**	19
Post-employment benefits	**11**	4
Stock-based compensation [1]	**23**	21
Total compensation	**47**	44

[1] Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions

We entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 2021; total amounts paid to this related party between January and June 2021 were $3 million. We have also entered into business transactions with companies controlled by our Directors Michael J. Cooper and John C. Kerr, which became related parties in October 2021. These companies include Dream Unlimited Corp. and Vancouver Professional Baseball LLP, respectively. Dream Unlimited Corp. is a real estate company that rents spaces in office and residential buildings. Vancouver Professional Baseball LLP controls the Vancouver Canadians, the Toronto Blue Jays' High-A affiliate minor league team. Total amounts paid to these related parties were nominal during the period from October 2021 to December 2021 and for the year ended December 31, 2022.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2022 and 2021:
- Rogers Communications Canada Inc.; and
- Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to us as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE (broadcasting rights) and Glentel (Wireless distribution support). Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

| | Years ended December 31 | |
(In millions of dollars)	**2022**	2021
Revenue	**74**	31
Purchases	**194**	180

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

| | As at December 31 | |
(In millions of dollars)	**2022**	2021
Accounts receivable	**87**	112
Accounts payable and accrued liabilities	**138**	95

NOTE 27: GUARANTEES

We had the following guarantees as at December 31, 2022 and 2021 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2022 or 2021. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 28: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

SUMMARY OF COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2022.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Player contracts [1]	170	183	119	33	505
Purchase obligations [2]	333	299	130	156	918
Program rights [3]	694	1,199	421	346	2,660
Total commitments	1,197	1,681	670	535	4,083

[1] Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.
[2] Contractual obligations under service, product, and wireless device contracts to which we have committed.
[3] Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

(In millions of dollars)	As at December 31 2022
Acquisition of property, plant and equipment	192
Acquisition of intangible assets	2
Our share of commitments related to associates and joint ventures	320
Total other commitments	514

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2022:

July 2022 network outage
On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels.

As a result of the network outage, and our promise to customers that we would proactively provide five days of credits on their services, we refunded approximately $150 million. The amount refunded has been recognized in our consolidated statement of income as a reduction of revenue.

Further, a total of four applications have now been filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn and a second application has since been suspended. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, *Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services* (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including our third-party Internet access service. The Order set final rates for us that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believed they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 *Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services*. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with

certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We recognized a refund in 2021 of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021 a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

Videotron Ltd.
On October 29, 2021, Videotron Ltd. launched a lawsuit against Rogers in the Quebec Superior Court, in connection with the agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involves allegations by Videotron Ltd. that Rogers has breached its contractual obligations by developing its own network in the territory. Videotron is seeking compensatory damages in the amount of $850 million. We intend to vigorously defend this lawsuit. We have not recognized a liability for this contingency.

System access fee – Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 13) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 29: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31	
(In millions of dollars)	**2022**	2021
Accounts receivable, excluding financing receivables	**(201)**	(78)
Financing receivables	**(162)**	(840)
Contract assets	**8**	417
Inventories	**98**	(56)
Other current assets	**25**	13
Accounts payable and accrued liabilities	**36**	556
Contract and other liabilities	**44**	25
Total change in net operating assets and liabilities	**(152)**	37

NOTE 30: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) for a price of $40.50 per share. The Shaw Family Living Trust, the controlling shareholder of Shaw, and certain members of the Shaw family and certain related persons (Shaw Family Shareholders) will receive (i) $16.20 in cash and (ii) 0.417206775 Class B Non-Voting Shares of Rogers per Shaw Share held by the Shaw Family Shareholders. The Shaw Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Shaw Transaction will be implemented through a court-approved plan of arrangement under the *Business Corporations Act (Alberta)*. On May 20, 2021, Shaw shareholders voted to approve the Shaw Transaction at a special shareholders meeting. The Court of King's Bench of Alberta issued a final order approving the Shaw Transaction on May 25, 2021. The Shaw Transaction is subject to other customary closing conditions, including compliance with, or receipt of, applicable approvals under the *Competition Act (Canada)* and the *Radiocommunication Act (Canada)* (collectively, Key Regulatory Approvals).

In connection with the Shaw Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion (see note 19). During the year ended December 31, 2021, we entered into the $6 billion Shaw term loan facility (see note 21), which served to reduce the amount available under the committed credit facility to $13 billion. During the three months ended March 31, 2022, we issued the Shaw senior note financing, which served to reduce the amount available under the committed credit facility to nil and the facility was terminated. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Shaw Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications. The CRTC approval only relates to the broadcasting elements of the Shaw Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Shaw Transaction and requesting an injunction to prevent closing of the Shaw Transaction until the Bureau's application to challenge the Shaw Transaction could be decided. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Shaw Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour.

On June 17, 2022, we announced a proposed divestiture agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Subsequent to closing, Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the sale of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay Shaw $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Shaw Transaction, compliance with the *Competition Act (Canada)*, and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Shaw Transaction. On August 12, 2022, we announced Rogers and Shaw had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). On December 31, 2022, the Minister indicated he would not render his decision on the transfer of Freedom's spectrum licences to Videotron until there is clarity on the ongoing legal process arising from the Tribunal's decision. The proposed Freedom Transaction continues to be reviewed by ISED Canada.

The Tribunal proceedings commenced on November 7, 2022 and final oral arguments were completed on December 14, 2022. On December 29, 2022, the Tribunal released its summary decision, dismissing the Bureau's application to block the Shaw Transaction. Subsequently, on December 30, 2022, the Bureau announced it would appeal the Tribunal's decision to the Federal Court of Appeal. The Federal Court of Appeal held a hearing on January 24, 2023, during which it issued a ruling from the bench dismissing the Bureau's appeal and upholding the Tribunal's decision. On January 24, 2023, following the Federal Court of Appeal's decision, the Bureau announced it would not be pursuing a further appeal in the case. On January 25, 2023, the House of Commons Standing Committee on Industry and Technology held a second public hearing regarding the Shaw Transaction, including the proposed Freedom Transaction, at which members of management for Rogers, Shaw, and Quebecor, among others, appeared.

Given the ongoing regulatory process and the parties' continued commitment to the Shaw Transaction, Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for closing the Shaw Transaction to March 31, 2023 (with the consent of Quebecor). The outside date for the proposed Freedom Transaction coincides with the outside date of the Shaw Transaction. Nonetheless, the time required for ISED Canada to issue its approval is uncertain and could result in further delays in, or prevent the closing of, the Shaw Transaction and the Freedom Transaction.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law or order relating to the Key Regulatory Approvals or the Competition Act is in effect that would make the consummation of the Shaw Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw. We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

Glossary of selected industry terms and helpful links

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video, and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE.

4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services.

5G (Fifth Generation Wireless): The proposed next generation of wireless telecommunications standards. We expect 5G technology to result in significantly reduced latency compared to LTE, improvements in signalling efficiency and coverage, and the ability to connect to more devices at once than ever before.

4K–Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image.

ARPA (Average Revenue per Account): This business performance measure, expressed as a dollar rate per month, is predominantly used in wireless and cable industries to describe the revenue generated per customer account per month. ARPA is an indicator of a wireless and cable business' operating performance.

ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business' operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking.

bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above.

Bundling: Refers to the coupling of independent products or services offered into one retail package.

BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract.

Cable Telephony (Phone): The transmission of real-time voice communications over a cable network.

Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a period divided by the average number of units on the network in the same period.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data, and services reside in data centres.

CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

Customer Relationships: This Cable metric refers dwelling units where at least one of our Cable services is installed and operating and the service(s) are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of

multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line's bandwidth.

Edge Computing: The process of obtaining, processing, and analyzing data close to the source of its creation, Edge computing eliminates the need for data to travel through a distant server, reducing latency and bandwidth usage.

Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

FTTH (Fibre-to-the-Home)/FTTP (Fibre-to-the-Premise): Represents fibre optic cable that reaches the boundary of the home or premise, such as a box on the outside wall of a home or business.

GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the "second generation" (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

Hardware Upgrade (HUP): The act of an existing wireless customer upgrading to a new wireless device.

HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques.

Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz (terahertz) is trillions of hertz.

Homes Passed: Total number of homes that have the potential for being connected to a cable system in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or e-mail accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre.

HSPA (High-Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

Hybrid Fibre-Coaxial Network Architecture (HFC): A technology in which fibre optic cable and coaxial cable are used in different portions of a network to

carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market.

IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data.

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems.

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps.

LTE Advanced (LTE-A): A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

Machine-to-Machine (M2M): The wireless interconnection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these 'smart objects' over the Internet, query, change their state, and capture any information associated with them.

MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services. The fees are often arranged on a term contract basis.

Prepaid: A method of payment for wireless service that requires a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber's prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording capabilities, which enables video capture and playback to and from a hard disk.

Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

Subscription Video-on-Demand (SVOD): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users.

Video-on-Demand (VOD): A cable service that allows a customer to select and view movies and shows at any time from a library of thousands of titles.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

Helpful links

Canadian Radio-Television and Telecommunications Commission (CRTC)
The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting

and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. **www.crtc.gc.ca**

Innovation, Science and Economic Development Canada (ISED Canada)
ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada's innovation performance, increase Canada's share of global trade, and build an efficient and competitive marketplace. **www.ic.gc.ca**

Federal Communications Commission (FCC)
The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. **www.fcc.gov**

Canadian Wireless Telecommunications Association (CWTA)
The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. **www.cwta.ca**

The Wireless Association (CTIA)
The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. **www.ctia.org**

GSM Association (GSMA)
The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association's initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. **www.gsma.com**

Commission for Complaints for Telecom-television Services (CCTS)
An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. **www.ccts-cprst.ca**

 For a more comprehensive glossary of industry and technology terms, go to **rogers.com/glossary**

Corporate and shareholder information

CORPORATE OFFICES
Rogers Communications Inc.
333 Bloor Street East,
Toronto, ON M4W 1G9
416.935.7777

CUSTOMER SERVICE AND PRODUCT INFORMATION
888.764.3771 or **rogers.com**

SHAREHOLDER SERVICES
If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

TSX Trust Company
300 – 100 Adelaide Street West
Toronto, ON M5H 4H1, Canada
416.682.3860 or 800.387.0825
shareholderinquiries@tmx.com

Duplicate Mailings
If you receive duplicate shareholder mailings from Rogers Communications, please contact TSX Trust Company as detailed above to consolidate your accounts.

INVESTOR RELATIONS
Institutional investors, securities analysts and others requiring additional financial information can visit investors.rogers.com or contact us at:

647.435.6470 or
844.801.4792 (outside North America)
or **investor.relations@rci.rogers.com**

CORPORATE PHILANTHROPY
For information relating to Rogers' various philanthropic endeavours, refer to the "About Rogers" section of **rogers.com**

SUSTAINABILITY
Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit **about.rogers.com/our-impact**

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange (TSX):
RCI.A – Class A Voting shares
(CUSIP # 775109101)
RCI.B – Class B Non-Voting shares
(CUSIP # 775109200)

New York Stock Exchange (NYSE):
RCI – Class B Non-Voting shares
(CUSIP # 775109200)

 

DEBT SECURITIES
For details of the public debt securities of the Rogers companies, please refer to the "Debt Securities" section **investors.rogers.com**

INDEPENDENT AUDITORS
KPMG LLP

ONLINE INFORMATION
Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit **investors.rogers.com** where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically.

DIRECT DEPOSIT SERVICE
Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact TSX Trust Company as detailed earlier on this page.

COMMON STOCK TRADING AND DIVIDEND INFORMATION

2022	Price RCI.B on TSX			Dividends Declared per Share
	High	Low	Close	
First Quarter	$71.26	$59.58	$70.76	$0.50
Second Quarter	$80.85	$57.90	$61.68	$0.50
Third Quarter	$63.18	$52.75	$53.21	$0.50
Fourth Quarter	$64.81	$50.53	$63.37	$0.50

Shares Outstanding at December 31, 2022
Class A Voting	111,152,011
Class B Non-Voting	393,773,306

2023 Expected Dividend Dates
Record Date*:	Payment Date*:
March 10, 2023	April 3, 2023
June 9, 2023	July 5, 2023
September 8, 2023	October 2, 2023
December 8, 2023	January 2, 2024

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers Communications are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIVIDEND REINVESTMENT PLAN (DRIP)
Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers' DRIP, please visit **https://tsxtrust.com/a/investor-hub** or contact TSX Trust Company as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at **https://tsxtrust.com/edelivery**. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS
This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the "Risks and Uncertainties Affecting our Business" and "About Forward-Looking Information" sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

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The best is yet to come

Ted Rogers

